12/1

06019334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lion Industries Corp Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

B

**NEW ADDRESS

FILE NO. 82- 3342

FISCAL YEAR 6-30-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 12/18/06

82-3342

LION INDUSTRIES CORPORATION BERHAD

A Member of The Lion Group (415-D)

6-30-06
AR/S

Laporan Tahunan
2006
Annual Report

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Seventy-Sixth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **Resolution 1**

2. To approve the payment of a first and final dividend of 0.5% less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM208,000 (2005 : RM208,000). **Resolution 3**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **Resolution 4**
   Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin **Resolution 5**

5. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. A. Bhg. Tun Musa Hitam who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 6**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 7**

7. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 8**

7.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 13 November 2006 subject to the following: **Resolution 9**

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 4 December 2006 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 4.00 pm on 6 December 2006 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 28 December 2006 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 6 December 2006.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
13 November 2006

Notes:

1. Proxy

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*
- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. Resolution 8

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. Resolution 9

This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 13 November 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 13 November 2006 enclosed together with the 2006 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Seventy-Sixth Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Datuk Cheng Yong Kim
  Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. A. Bhg. Tun Musa Hitam

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 6 to 8 of the 2006 Annual Report.

II. Details of attendance of Directors at Board Meetings

There were six (6) Board Meetings held during the financial year ended 30 June 2006. Details of attendance of the Directors are set out in the Directors' Profile on pages 6 to 8 of the 2006 Annual Report.

III. Place, date and time of the Seventy-Sixth Annual General Meeting

The Seventy-Sixth Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am.

CORPORATE INFORMATION

Board of Directors	:	Y. A. Bhg. Tun Musa Hitam *(Chairman)* Y. Bhg. Datuk Cheng Yong Kim *(Managing Director)* Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin Mr Cheng Yong Liang Mr Heah Sieu Lay Mr Chong Jee Min
Secretaries	:	Ms Wong Phooi Lin Puan Yasmin Weili Tan binti Abdullah
Company No.	:	415-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21648411 Fax No : 03-21623448
Auditors	:	Deloitte KassimChan Level 19, Uptown 1 1 Jalan SS 21/58 Damansara Uptown 47400 Petaling Jaya Selangor Darul Ehsan
Principal Bankers	:	OCBC Bank (Malaysia) Berhad EON Bank Berhad Affin Merchant Bank Berhad RHB Sakura Merchant Bankers Berhad
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	LIONIND
Bursa Securities Stock No.	:	4235
Reuters Code	:	LLBM.KL
ISIN Code	:	MYL4235OO007

DIRECTORS' PROFILE

Tun Musa Hitam
Independent Non-Executive Chairman

Y. A. Bhg. Tun Musa Hitam, a Malaysian, aged 72, was appointed a Director and Chairman of the Board on 10 August 1995. He is also the Chairman of the Company's Nomination Committee.

Tun Musa Hitam received his Bachelors degree from the University of Malaya and his Masters degree from the University of Sussex. He has since been awarded with various honours, including Honorary Doctorates from the University of Sussex and Universiti Sabah Malaysia, and fellowships from the Malaysian Institute of Management and the Centre For International Affairs, Harvard University.

Tun Musa Hitam has held various posts at international level at various times. These included membership of the Commonwealth Ministers Action Group when he visited Nigeria, Pakistan, Fiji, The Gambia and Sierra Leone. Tun Musa Hitam also led the Commonwealth Observer Group to the Pakistan General Elections in 2002.

Before becoming Malaysia's fifth Deputy Prime Minister and Minister of Home Affairs in 1981, Tun Musa Hitam was Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority, Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Between 1990 and 1991, he was Malaysia's Special Envoy to the United Nations. Tun Musa Hitam also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the Commission in 1995.

At national level, Tun Musa Hitam had served as the Chairman of the Malaysian National Commission on Human Rights from 2000 to 2002. He is a member of the United Malays National Organisation and had held various positions within the party up to Deputy President until 1987.

Tun Musa Hitam is also the Chairman of United Malayan Land Berhad, a public listed company, and the founding Chairman of the CIMB Group's International Advisory Panel.

Tun Musa Hitam attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Datuk Cheng Yong Kim
Managing Director

Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, aged 56, was appointed the Managing Director of the Company on 16 January 1995. He is also a member of the Company's Remuneration Committee.

Datuk Cheng obtained a Bachelor of Business Administration (Honours) degree from University of Singapore in 1971. He has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development. For a period of seven years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of the Company. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng's other directorships in public companies are as follows:

- Director of Silverstone Corporation Berhad and Lion Corporation Berhad, both public listed companies
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 1,600,689 ordinary shares of RM1.00 each and an indirect shareholding of 299,998,443 ordinary shares of RM1.00 each in the Company. He also has an indirect interest of 245,000 ordinary shares of RM1.00 each in the Company by virtue of options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 245,000 shares in the Company. By virtue of his substantial interest in the Company, he is deemed to be interested in the wholly-owned subsidiaries of the Company to the extent of the Company's interest, including the subsidiaries set out on page 114 of this Annual Report. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Datuk Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Mr Cheng Yong Liang, is also a Director of the Company.

Datuk Cheng attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Tan Sri Datuk Asmat bin Kamaludin
Independent Non-Executive Director

Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin, a Malaysian, aged 62, was appointed to the Board on 26 February 2001. He is the Chairman of the Company's Audit Committee and Remuneration Committee. He is also a member of the Nomination Committee of the Company.

Tan Sri Asmat obtained a Bachelor of Arts (Honours) degree in Economics from University of Malaya in 1966. He has served in the Ministry of Trade and Industry, now known as Ministry of International Trade and Industry ("MITI") for a period of approximately 35 years. During his tenure in the civil service, Tan Sri Asmat has served on the board of various companies and corporations as MITI's representative, including Heavy Industries Corporation of Malaysia, Malaysian Technology Development Corporation, Multimedia Development Corporation, Permodalan Nasional Berhad, Perbadanan Usahawan Nasional Berhad, National Productivity Corporation, Malaysia External Trade Development Corporation, Small and Medium Industries Development Corporation and Perbadanan Johor. Between 1973 and 1976, he held the position of Senior Economic Counsellor to the European Community in Brussels. Tan Sri Asmat was appointed Secretary General of MITI in May 1992 and held the position till his retirement on 18 January 2001.

At international level, Tan Sri Asmat has also served in committees of various international organisations such as Asian Pacific Economy Cooperation, Association of South East Asian Nations and World Trade Organisation.

His other directorships in public companies are as follows:

- Chairman of UMW Holdings Berhad, Panasonic Manufacturing Malaysia Berhad, SCOMI Group Berhad, Symphony House Berhad, Compugates Holdings Berhad, Salwan Corporation Berhad and Trans-Asia Shipping Corporation Berhad
- Director and Vice Chairman of YTL Cement Berhad
- Director of Carlsberg Brewery Malaysia Berhad, Bumiputra-Commerce Holdings Berhad, Malaysian Pacific Industries Berhad and Permodalan Nasional Berhad

Save for Salwan Corporation Berhad, Trans-Asia Shipping Corporation Berhad and Permodalan Nasional Berhad, all the above companies are listed on Bursa Malaysia Securities Berhad.

Tan Sri Asmat attended five (5) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Dato' Kamaruddin @ Abas bin Nordin
Non-Independent Non-Executive Director

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin, a Malaysian, aged 68, was appointed to the Board on 20 July 1994. He is also a member of the Company's Nomination Committee, Remuneration Committee and Executive Share Option Scheme Committee.

Dato' Kamaruddin graduated from the University of Canterbury, New Zealand in 1966 with a Masters of Arts degree majoring in Economics. He joined the Malaysian civil service upon his graduation and served until his retirement in 1993. During his tenure in the civil service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in MITI from 1966 to 1980. Between 1980 and 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs.

He is also a Director of APM Automotive Holdings Berhad and Tan Chong Motor Holdings Berhad, both public listed companies.

Dato' Kamaruddin has an indirect interest of 87,500 ordinary shares of RM1.00 each in the Company by virtue of options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 87,500 shares in the Company.

Dato' Kamaruddin attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Cheng Yong Liang
Non-Independent Non-Executive Director

Mr Cheng Yong Liang, a Singaporean, aged 49, was appointed to the Board on 6 April 1994. He is also the Chairman of the Company's Executive Share Option Scheme Committee.

Mr Cheng holds a Diploma in Building from Singapore Polytechnic and a Bachelor of Science degree in Business Administration from University of San Francisco. Mr Cheng has been with the Lion Group for more than 20 years. He is primarily involved in the Property Division of the Lion Group.

Mr Cheng is also a Director of Syarikat Pekan Baru Kemajuan Berhad, a public company and has a direct shareholding of 47,880 ordinary shares of RM1.00 each in the Company.

He is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Y. Bhg. Datuk Cheng Yong Kim, is the Managing Director and a major shareholder of the Company.

Mr Cheng attended four (4) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Heah Sieu Lay
Non-Independent Non-Executive Director

Mr Heah Sieu Lay, a Malaysian, aged 53, was appointed to the Board on 6 June 2001. He is also a member of the Company's Audit Committee.

Mr Heah received his Bachelor of Arts (Honours) degree in Accountancy from the City of London Polytechnic, London. He is an Associate Member of the Institute of Chartered Accountants in England and Wales.

Mr Heah was the Group Executive Director of the Lion Group responsible for corporate planning and finance from 1998 to October 2006. Prior to joining the Lion Group in 1998, he was the Managing Director of RHB Sakura Merchant Bankers Berhad ("RHB Sakura") (now known as RHB Investment Bank Berhad) and has vast experience in the field of corporate finance after having served RHB Sakura for 15 years.

He is also a Director of Lion Diversified Holdings Berhad, a public listed company.

Mr Heah attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Chong Jee Min
Independent Non-Executive Director

Mr Chong Jee Min, a Malaysian, aged 47, was appointed to the Board on 5 May 2004. He is also a member of the Company's Audit Committee.

Mr Chong graduated from the University of Leeds, England in 1984 with an Honours degree in law. He obtained his Certificate of Legal Practice, Malaya in 1985.

Mr Chong was admitted as an advocate and solicitor of the High Court of Malaya in 1986. He established the firm of J.M. Chong, Vincent Chee & Co in December 1986 and has been practising since, concentrating on banking, property and corporate matters.

Mr Chong is also a Director of Jaks Resources Berhad, a public listed company.

Mr Chong attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2006.

Save as disclosed, none of the Directors has (i) any interest in shares in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed in ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2006 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2006, six (6) Board Meetings were held and each Director has attended at least 50% of the total Board Meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, six (6) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf whenever required. These committees operate under approved terms of reference or guidelines set out by the Board.

Supply of Information

The Board members in their individual capacities have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretaries, who are responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 18 of this Annual Report.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

Directors' Training

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently accumulated the requisite points under the Continuing Education Programme ("CEP") as specified by Bursa Securities up to 31 December 2005.

The Directors are also encouraged to attend various external professional programmes necessary to keep abreast on issues facing the changing business environment within which the Group operates.

During the financial year, an in-house seminar entitled "Impact of Financial Reporting Standards on Corporate Malaysia" conducted by Messrs Ernst & Young, Malaysia ("Seminar"), on the new Financial Reporting Standards ("FRS") and a detailed briefing by the Company's Auditors on the FRS and the possible impact of the same on the financials of the Group moving forward ("Briefing") were attended by the Directors. The FRS would be effective in the next financial reporting year for the Group. The objective of the Seminar and the Briefing was to provide Directors with an overview on the updates and impact of the new and revised FRS and was aimed at helping Directors understand the business and financial implications on the adoption of the new and revised FRS on the financials of the Group.

Certain Directors have also attended other seminars and programmes other than that in relation to the FRS in furtherance of the CEP.

In addition, the Company arranges site visits for the Directors, whenever necessary, to enhance their understanding of the Group's businesses and have a better awareness of the risks associated with the Group's operations.

The Board views the attendance of the Directors at the aforementioned seminars, programmes, Briefing and site visits as adequate to enhance their skills and knowledge to carry out their duties as Directors.

The Board will, on a continuous basis, evaluate and determine the training needs of each Director, particularly on relevant new laws and regulations, essential practices for effective corporate governance and risk management to enable the Directors to effectively discharge their duties.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 18 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2006 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Director	20,000	695,000	715,000
Non-Executive Directors	188,000	139,000	327,000
	208,000	834,000	1,042,000

The number of Directors whose total remuneration fall into the respective bands are as follows:

	Number of Directors	
Range of Remuneration (RM)	**Executive**	**Non-Executive**
25,000 and below	-	1
25,001 – 50,000	-	3
50,001 – 100,000	-	1
100,001 – 150,000	-	1
700,001 – 750,000	1	-

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/ analysts upon request. In this regard, information is disseminated with strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, majority of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 14 to 17 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2006, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 13 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies*, the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability

- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority

- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis

- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee

- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control – Self-Assessment Questionnaire on an annual basis

- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
  (Chairman, Independent Non-Executive Director)

  Mr Heah Sieu Lay
  (Non-Independent Non-Executive Director)

  Mr Chong Jee Min
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretaries**

  The Secretaries of Lion Industries Corporation Berhad, Ms Wong Phooi Lin and Puan Yasmin Weili Tan binti Abdullah, are also Secretaries of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit reviews/investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, seven (7) Audit Committee Meetings were held for which full attendance were recorded for all the members of the Audit Committee.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control – Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

  (e) Convened a meeting with the external auditors without the non-independent directors being present to discuss issues arising from their review.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed recurrent related party transactions of a revenue or trading nature on a quarterly basis for compliance with the Shareholders' Mandate.

- **Allocation of Share Options**

  Verified the allocation of options pursuant to the Executive Share Option Scheme of the Company.

NOMINATION COMMITTEE

Chairman : Y. A. Bhg. Tun Musa Hitam
(Independent Non-Executive Director)

Members : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Lion Industries Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2002 RM'000	2003 RM'000	2004 RM'000	2005 RM'000	2006 RM'000
Revenue	1,459,299	2,014,549	3,637,868	3,965,156	3,223,933
Profit/(Loss) before taxation	(195,824)	119,446	573,777	396,261	(129,278)
Profit/(Loss) after taxation	(202,282)	72,325	475,388	335,226	(31,880)
Dividends:					
Rate (%)	0.1	0.5	1.0	1.0	0.5
Amount (Net of tax)	427	2,445	4,923	5,018	2,510
Total assets employed	4,164,773	6,598,857	5,654,551	5,894,143	5,604,075
Shareholders' funds	618,029	1,881,206	2,023,201	2,277,988	2,009,824
Net tangible assets	427,198	1,474,996	1,686,119	1,964,834	1,877,709
	Sen	Sen	Sen	Sen	Sen
Net tangible assets per share	72	217	248	282	269
Earnings/(Loss) per share	(43.1)	13.7	49.5	47.6	(1.3)


Revenue RM Million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006


Total Assets Employed RM Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006


Net Tangible Assets Per Share Sen
300
250
200
150
100
50
0
2002
2003
2004
2005
2006


Shareholders' Funds RM Million
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

THE GROUP'S BUSINESSES





- The Hot Briquetted Iron ("HBI") plant (left) operated by Antara Steel Mills Sdn Bhd in Labuan, with a close-up of the finished product (inset).
- *Kilang besi briket panas ("HBI") (kiri) yang dikendalikan oleh Antara Steel Mills Sdn Bhd di Labuan, (gambar kecil) HBI dari jarak dekat.*



- Amsteel Mills Sdn Bhd, Banting produces high grade bars and wire rods for specialised applications.
- *Amsteel Mills Sdn Bhd, Banting menghasilkan bar dan rod wayar bergred tinggi untuk aplikasi khusus.*




PARKSON

- The Group also has investments in the pulp and paper (left) and retail businesses (right) through its subsidiary and associated companies.
- *Kumpulan turut terbabit dalam perniagaan pulpa dan kertas (kiri) dan peruncitan (kanan) menerusi anak syarikat dan syarikat sekutu.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit Lion Industries Corporation Berhad bagi tahun kewangan berakhir pada 30 Jun 2006.

PRESTASI KEWANGAN

Bagi tahun kewangan dalam kajian, perniagaan utama Kumpulan, iaitu besi keluli, beroperasi dalam keadaan yang sukar akibat pertumbuhan sektor pembinaan yang perlahan. Perbelanjaan awam yang rendah ke atas projek-projek infrastruktur dan kejatuhan berterusan harga besi keluli di pasaran antarabangsa telah mengurangkan permintaan bagi batang besi dan rod wayar.

Pada tahun ini, operasi besi briket panas ("HBI") kami di Labuan, yang sebelum ini merupakan penyumbang utama pendapatan Kumpulan, telah mengalami kerosakan logi di luar jangkaan selepas menjalani penyelenggaraan berjadual, mengakibatkan pengeluaran ditunda selama lima setengah bulan. Operasi kertas dan pulpa di bawah Sabah Forest Industries Sdn Bhd ("SFI") juga mencatatkan jualan produk kertas yang rendah akibat keadaan cuaca hujan yang luar biasa di kawasan-kawasan pembalakan.

Kumpulan telah mencatatkan perolehan yang rendah berjumlah RM3.2 bilion berbanding RM4.0 bilion pada tahun lalu. Kos pengeluaran yang tinggi serta sumbangan operasi HBI yang ketara rendahnya telah mengakibatkan Kumpulan mencatat kerugian sebelum cukai berjumlah RM129.3 juta.

PERKEMBANGAN KORPORAT

(a) Lion Forest Industries Berhad ("LFIB"), anak syarikat milik 80% kepentingan oleh Kumpulan, telah memeterai perjanjian untuk melupuskan keseluruhan kepentingan ekuiti sebanyak 97.78% dalam SFI kepada JP Morgan Special Situations Asia Corporation dan Ballarpur Industries Limited untuk pertimbangan tunai berjumlah USD261 juta (sekitar RM944.8 juta).

Selain mencadangkan pengagihan modal sebagai penghargaan kepada para pemegang saham, LFIB berhasrat menggunakan sebahagian daripada hasil pelupusan itu untuk meluaskan lagi kemudahan pengeluaran operasi tayar di China dan membangunkan perniagaan perladangan di Indonesia.

(b) Pada 5 Jun 2006, Kumpulan melalui Amsteel Mills Sdn Bhd, anak syarikat 99% kepentingan miliknya, telah memeterai Perjanjian Pemegang Saham dengan Sembawang Kimtrans Ltd dengan nisbah pegangan ekuiti 75:25, untuk melaksanakan projek sistem pengangkutan laluan air pendalaman dengan mengurus dan menjalankan operasi perkhidmatan logistik marin bagi kumpulan dan syarikat-syarikat sekutunya. Projek ini akan mengangkut keluar masuk kargo antara jeti-jeti di sepanjang Sungai Langat dan pusat-pusat berlabuh di sepanjang Selat Melaka, berdekatan dengan Kuala Langat Selangor.

Selepas akhir tahun kewangan, Lion-Kimtrans Logistics Sdn Bhd telah ditubuhkan untuk melaksanakan projek tersebut.

DIVIDEN

Lembaga Pengarah dengan sukacitanya mengumumkan dividen pertama dan terakhir sebanyak 0.5% atau 0.5 sen sesaham (2005: 1% atau 1 sen sesaham), ditolak 28% cukai pendapatan. Jumlah dividen bersih harus dibayar sekiranya diluluskan pada Mesyuarat Agung Tahunan akan berjumlah RM2.5 juta (2005: RM5.0 juta)

PROSPEK

Masa depan industri besi keluli tempatan dijangka lebih baik berikutan pelbagai projek infrastruktur yang bakal dilaksanakan di bawah Rancangan Malaysia Ke-9. Lonjakan semula harga besi keluli di pasaran antarabangsa menjelang akhir tahun kewangan juga membolehkan Kumpulan meluaskan pasaran eksportnya pada kadar yang lebih cepat.

Dengan pelupusan perniagaan perhutanan di bawah anak syarikat yang tersenarai, LFIB, Kumpulan merancang untuk menumpukan sumbernya dalam segmen perniagaan yang baru dimilikinya bagi meningkatkan pulangan para pemegang saham.

Di samping itu, operasi peruncitan di bawah syarikat sekutu Kumpulan yang tersenarai di bursa saham, Lion Diversified Holdings Berhad, dijangka akan terus menunjukkan prestasi yang baik dan mencatatkan pertumbuhan yang kukuh terutamanya dalam sektor peruncitan yang berkembang pesat di China.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin merakamkan setinggi-tinggi penghargaan kepada para pemegang saham, pembiaya, rakan perniagaan dan pelbagai pihak berkuasa kerajaan dan pengawal selia di atas sokongan dan keyakinan mereka yang berterusan terhadap Kumpulan.

Saya juga ingin menyatakan penghargaan tulus ikhlas dan rasa terhutang budi kepada rakan-rakan Pengarah atas panduan dan sumbangan mereka yang tidak ternilai di sepanjang tahun.

Tidak kurang juga, ucapan terima kasih yang ikhlas juga ditujukan kepada pihak pengurusan dan kakitangan atas dedikasi dan komitmen mereka kepada Kumpulan.

TUN MUSA HITAM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors ("Board"), I hereby present the Annual Report and Audited Financial Statements of Lion Industries Corporation Berhad for the financial year ended 30 June 2006.

FINANCIAL PERFORMANCE

For the year under review, the operating environment for the Group's core steel businesses remained difficult as its operations continued to be adversely affected by the slowdown in the construction sector. Lower public spending on infrastructural projects and the prolonged downturn in international steel prices have led to lower demand for steel bars and wire rods.

During the year, our hot briquetted iron ("HBI") operation in Labuan, which in the past had been the main income generator for the Group, encountered unexpected plant breakdown after its scheduled maintenance and as such production was delayed by about five and a half months. Our pulp and paper operations under Sabah Forest Industries Sdn Bhd ("SFI") also reported lower sales of paper products due to the exceptionally wet weather condition at the logging areas.

Group revenue was correspondingly lower at RM3.2 billion as against RM4.0 billion last year. Higher production costs coupled with the significantly lower contributions from our HBI operation have resulted in the Group reporting a loss before taxation of RM129.3 million.

CORPORATE DEVELOPMENTS

(a) The Group's 80% owned listed subsidiary, Lion Forest Industries Berhad ("LFIB") had entered into agreements for the disposal of its entire shareholdings of 97.78% equity interest in SFI to JP Morgan Special Situations Asia Corporation and Ballarpur Industries Limited for a cash consideration of USD261 million (approximately RM944.8 million).

Apart from rewarding its shareholders by way of a proposed capital distribution, LFIB intends to utilise part of the proceeds from the proposed disposal to further expand the production facility of its tyre operations in China and develop its plantation business in Indonesia.

(b) On 5 June 2006, the Group via its 99%-owned subsidiary company, Amsteel Mills Sdn Bhd, entered into a Shareholders' Agreement with Sembawang Kimtrans Ltd with an equity ratio of 75:25, to undertake an inland waterway transportation system project which is essentially the management and operations of marine logistics services for the Group and its affiliates' inbound and outbound cargo between the jetties along Sungai Langat and deep-sea anchorage points along the Straits of Malacca, within the vicinity of Kuala Langat, Selangor.

Subsequent to the financial year end, Lion-Kimtrans Logistics Sdn Bhd was established to undertake the above project.

DIVIDEND

The Board of Directors is pleased to recommend a first and final dividend of 0.5% or 0.5 sen per share (2005: 1% or 1 sen per share), less 28% income tax. Total net dividend payable, if approved at the Annual General Meeting, will amount to RM2.5 million (2005: RM5.0 million).

PROSPECTS

The outlook for the local steel industry is expected to be favourable in view of the impending implementation of the various infrastructural projects under the 9th Malaysia Plan. The strong rebound in international steel prices towards the end of the financial year will also enable the Group to grow its export market at a much faster pace.

Upon the divestment of the forestry business under its listed subsidiary, LFIB, the Group intends to focus its resources towards enhancing returns to shareholders in its newly acquired business segments.

In addition, the retail operation under the Group's listed associated company, Lion Diversified Holdings Berhad, is expected to continue to perform well and record strong growth especially in the buoyant retail sector in China.

ACKNOWLEDGEMENT

On behalf of the Board, I wish to express our deepest appreciation to the shareholders, financiers, business associates and the various governmental and regulatory authorities for their continued support and confidence in the Group.

I would also like to convey my sincere appreciation and gratitude to my fellow Directors for their invaluable guidance and contributions throughout the year.

Last but not least, I sincerely thank the management and staff for their dedication and commitment to the Group.

TUN MUSA HITAM
Chairman

主席报告

我谨代表董事部，欣然提呈截至2006年6月30日的会计年度，金狮工业机构有限公司的常年报告和经审核财务报告。

财务表现

检讨年度内，本集团核心钢铁业务的运作依然处于困境，因其业务继续受到建筑业萧条的不利影响。公共领域减少在基本建设计划的开支，加上国际钢铁价格持续低迷，皆导致钢条和线材的需求偏低。

在本年度内，我们在纳闽运作的还原铁业务，也是本集团以往的主要收入来源，在定期维修后，遭遇出乎意料之外的故障，导致其生产运作延后了5个半月。本集团在沙巴森林工业旗下的制浆和造纸业务，也面对纸品销售走低的情况，主要是因为伐木地区出现异常潮湿的天气。

因此，本集团的收入降至32亿令吉，去年则为40亿令吉。还原铁业务的较高生产成本与显著减少的收入，导致集团蒙受1亿2千9百30万令吉的税前亏损。

企业发展

(a) 本集团拥有80%股权的上市子公司金狮森林工业有限公司（“金狮森林工业”）已和 JP Morgan Special Situations Asia Corporation 和 Ballarpur Industries Limited 签署合约，以2亿6千100万美元（约9亿4千4百80万令吉）现金代价，完全脱售它在沙巴森林工业的97.78%股权。

除了通过建议中的资本派发方式回馈股东，金狮森林工业也计划使用脱售建议的部分所得来进一步扩张其中国轮胎业务的生产设施，以及发展其在印尼的种植业务。

(b) 在2006年6月5日，本集团通过持有99%股权的子公司合钢实业私人有限公司（Amsteel Mills），和 Sembawang Kimtrans Ltd 签署股东合约，以75:25股权比例，营运内陆水路运输系统计划。这项计划实质上是为本集团和其附属公司提供海事物流服务的管理和运作，主要川行于雪兰莪州瓜拉冷岳区内的冷岳河各码头与马六甲海峡的深海停泊点之间出入境运货。

在会计年度后，Lion-Kimtrans Logistics私人有限公司终于成立，以负责推行以上计划。

股息

董事部欣然建议，发出第一次兼最终股息0.5%或每股0.5分的股息（2005年为1%或每股1分）必须扣除28%所得税。如果在即将召开的常年股东大会上获得批准，净股息总额为250万令吉（2005年：500万令吉）。

展望

鉴于第九大马计划下，各项基本建设计划正在落实当中，本地钢铁业预料将有良好的前景。会计年度步入尾声时，国际钢铁价格的强力反弹，将有助本集团加速扩展出口市场。

在脱售上市子公司金狮森林工业旗下的森林业业务后，本集团计划专注资源于新收购的业务以加强股东回酬。

本集团的联号上市公司金狮多元控股有限公司旗下的零售业务，料将继续取得良好的表现及创下强劲的成长，尤其是目前正在蓬勃成长中的中国零售业。

鸣谢

我谨代表董事部，衷心感谢股东、金融家、商业伙伴及各政府部门和执行机构，对本集团的持续支持和信心。

我也要对董事部同仁表达至诚感激，感谢他们在全年期间所给予的珍贵指导和贡献。

最后，我也要衷心感谢管理层和全体职员，对集团尽忠职守和为工作献身的精神。

主席
TUN MUSA HITAM

REVIEW OF OPERATIONS

Note: "Profit or loss before interests, share of associates and taxation" is hereinafter referred to as "profit" or "loss".

Steel

	2006 RM' Million	2005 RM' Million
Revenue	**2,606**	3,294
(Loss)/Profit	**(79)**	284

Product	Annual Rated Capacity (Million Metric Tonnes)
HBI	0.9
Billets	2.7
Bars and Rods	1.9

Demand for steel bars and wire rods was soft throughout the year as local steel manufacturers compete to secure orders amid the weak construction market and the drop in international steel prices. Rising raw materials costs have significantly eroded margins and our plants in Klang, Banting, and Johor registered lower production outputs. The performance of our Steel Division was further impacted by the unscheduled shutdown of our Labuan plant due to technical difficulties encountered.

Labuan Plant
(Product : HBI)

The performance of our HBI operation was adversely affected by its prolonged plant shutdown for five and a half months which resulted in lower production for the year. HBI recorded a revenue of RM353 million and profit of RM64 million (2005: RM670 million and RM320 million respectively). Following the completion of its upgrading, the HBI plant is able to achieve an annual production of 0.9 million metric tonnes.

Klang, Banting & Johor Plants
(Products : Billets, Bars & Wire Rods)

During the year, our steel operations continued to be affected by price undercutting by local steel producers to retain their share of the much reduced market size. Demand from the construction sector remained weak while declining global steel prices have further dampened the depressed local market.

The Division will continue to focus on improving its operational and production efficiencies and has implemented various measures to reduce production costs. During the year, Amsteel Mills Sdn Bhd entered into an agreement with Sembawang Kimtrans Ltd to undertake an inland waterway transportation system project to enable raw materials to be transported to our steel complex in Banting via Sungai Langat river at a substantially lower cost.

Timber Extraction and Pulp & Paper

	2006 RM' Million	2005 RM' Million
Revenue	**326**	384
(Loss)/Profit	**(40)**	47

Product	Annual Rated Capacity
Pulp	120,000 tonnes
Paper	150,000 tonnes
Sawn Timber	100,000 m^3
Plywood	120,000 m^3

Sabah Forest Industries Sdn Bhd ("SFI"), the Group's timber extraction and pulp and paper operation in Sabah recorded a lower revenue this year. The exceptionally wet weather in the logging areas had resulted in a shortage of logs thereby leading to lower production of paper at its plant. The lower output together with an escalation in energy cost has significantly eroded margins and coupled with the weak demand for paper, SFI recorded a loss for the year.

Property Development

	2006 RM' Million	2005 RM' Million
Revenue	**30**	47
Profit	**4**	18

With the completion of the divestment of Klang Parade last year, the Division's revenue was mainly derived from its residential development projects namely Pelangi Promenade in Klang, Taman Malim Jaya in Malacca and

Taman Soga in Batu Pahat which are at their final phases of development.

During the year, the Division entered into a joint-venture with the Eastern & Oriental Group to jointly develop the property located at the site of the former St. Mary's School in Kuala Lumpur. The 50:50 joint-venture development project, comprises a mixed integrated development with service apartments, retail, food and beverage theme outlets and a city hotel.

Building Materials

	2006 RM' Million	2005 RM' Million
Revenue	**136**	154
Profit	**0.1**	1.4

This Division is involved in the trading and distribution of building and construction materials for the domestic property and construction industries.

Performance for the year was lower due to the cessation of trading of lower margin steel products and the weak demand for building materials in the construction sector. The impending implementation of projects under the 9th Malaysia Plan is expected to offer some impetus to lift the construction industry and stimulate the demand for building materials.

Automotive Lubricants

	2006 RM' Million	2005 RM' Million
Revenue	**51**	50
Profit	**5.9**	5.3

Despite the escalation in oil prices, our Automotive Lubricants Division was able to record better performance. Efforts undertaken in the past to expand its network and product coverage have enabled this Division to record a higher pre-tax profit of RM5.9 million as against RM5.3 million last year.

FINANCIAL STATEMENTS 2006

For The Financial Year Ended 30 June 2006

DIRECTORS' REPORT

The Directors of **LION INDUSTRIES CORPORATION BERHAD** hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2006.

PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 48 to the Financial Statements.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as disclosed under Significant Corporate Events.

SIGNIFICANT CORPORATE EVENTS

(a) On 31 January 2005, Lion Forest Industries Berhad ("LFIB"), an 80% owned subsidiary company of the Company, and its wholly-owned subsidiary company, Quay Class Ltd ("QCL"), entered into a Conditional Sale and Purchase of Shares Agreement ("SPA") with Silverstone Corporation Berhad ("SCB") to acquire the entire issued and paid-up share capital of Silverstone Berhad ("SB"), a wholly-owned subsidiary company of SCB, for a purchase consideration of RM225,000,000 to be satisfied by a combination of RM72,610,000 via the issue and allotment of 26,500,000 new ordinary shares of RM1.00 each in LFIB at an issue price of RM2.74 each and the balance of RM152,390,000 in deferred cash payments ("Proposed Acquisition").

LFIB was advised by the Securities Commission ("SC") that the SC was unable to consider LFIB's application for the Proposed Acquisition in view that SCB's application in respect of its proposed disposal of SB was not approved by the SC.

In view that SCB's subsequent appeal was not approved by the SC and after further consideration in respect of the Proposed Acquisition, the parties to the SPA had on 28 July 2006 mutually agreed that the conditional period of the SPA would not be extended and as a result, the SPA was terminated on 28 July 2006.

(b) On 17 March 2005, LFIB entered into an agreement with the Pemerintah Kabupaten Malinau (The Regency Government of Malinau) to set up a company for the proposed development of 40,000 hectares of oil palm plantation and the construction of two crude palm oil mills in the Malinau Regency, Kalimantan Timur, the Republic of Indonesia ("Plantation Development Project"). The aforesaid agreement was superseded by an agreement entered into between LFIB Plantations Sdn Bhd ("LFIB Plantations"), a wholly-owned subsidiary company of LFIB, and Perusahaan Daerah Intimung Kabupaten Malinau ("PD Intimung") on 20 June 2005 to undertake the Plantation Development Project.

On 19 April 2006, P.T. Lion Intimung Malinau ("P.T. Lion") was incorporated with LFIB Plantations and PD Intimung holding 95% and 5% of its equity interest, respectively. P.T. Lion is currently dormant as the Plantation Development Project is pending approval from the relevant authorities in the Republic of Indonesia.

(c) On 30 August 2005, Antara Steel Mills Sdn Bhd ("Antara"), a subsidiary company of the Company, issued a 6-year RM500 million Bai' Bithaman Ajil Islamic Debt Securities:

(i) to part finance the acquisition of the hot briquetted iron operations and assets in Labuan ("Labuan Operations") from its immediate holding company, Amsteel Mills Sdn Bhd ("AMSB");

(ii) to upgrade the existing plant of Antara and the Labuan Operations; and

(iii) for working capital purposes.

(d) On 5 June 2006, AMSB, a subsidiary company of the Company, entered into a Shareholders' Agreement with Sembawang Kimtrans Ltd to undertake an inland waterway transportation system project which is essentially the management and operations of marine logistics services for inbound and outbound cargo between the jetties along Sungai Langat and deep-sea anchorage points along the Straits of Malacca, within the vicinity of Kuala Langat, on an equity ratio of 75:25.

Subsequent to the financial year end, Lion-Kimtrans Logistics Sdn Bhd was established for the above project.

(e) On 4 June 2006, LFIB entered into a conditional share purchase agreement with JP Morgan Securities (Asia Pacific) Limited ("JP Morgan Securities") ("SPA"), and a deed of adherence to the SPA with JP Morgan Securities and Ballarpur Industries Limited ("Ballarpur") ("Deed of Adherence"), for the disposal by LFIB of its entire 97.78% shareholding in Sabah Forest Industries Sdn Bhd ("SFI"), comprising 752,532,412 class A ordinary shares of RM1.00 each and 7,525,324,120 class B ordinary shares of RM0.10 each for a total cash consideration of USD261 million (approximately RM944.82 million) ("Proposed Disposal").

On 5 July 2006, LFIB announced the proposed utilisation of the cash proceeds to be derived from the Proposed Disposal ("Proposed Utilisation") which involved, amongst others, a cash capital distribution of RM1.20 for every one existing ordinary share of RM1.00 each ("LFIB Shares") ("Proposed Capital Distribution").

On 28 July 2006, LFIB, JP Morgan Securities, Ballarpur and JP Morgan Special Situations Asia Corporation ("JP Morgan SSAC"), entered into a deed of novation and amendment wherein JP Morgan Securities novates its obligations under the SPA and the Deed of Adherence to JP Morgan SSAC as if JP Morgan SSAC was named as a party in place of JP Morgan Securities.

On 19 September 2006, LFIB announced the revisions to the Proposed Utilisation which revised amongst others, the Proposed Capital Distribution from RM1.20 per LFIB Share to RM2.00 per LFIB Share.

The Proposed Disposal is subject to the approvals of the relevant authorities and the shareholders of LFIB.

RESULTS OF OPERATIONS

The results of operations of the Group and of the Company for the financial year are as follows:

	The Group RM'000	The Company RM'000
(Loss)/Profit before tax	(129,278)	5,904
Income tax credit	97,398	2,102
(Loss)/Profit after tax	(31,880)	8,006
Minority interests	22,551	-
Net (loss)/profit for the year	(9,329)	8,006

In the opinion of the Directors, the results of operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

DIVIDENDS

A first and final dividend of 1%, less tax, amounting to RM5.0 million in respect of the previous financial year and dealt with in the previous Directors' Report was paid by the Company during the current financial year.

The Directors propose a first and final dividend of 0.5%, less tax, amounting to RM2.5 million in respect of the current financial year. This dividend is subject to approval by the shareholders at the forthcoming Annual General Meeting of the Company and has not been included as a liability in the financial statements.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the financial statements.

ISSUE OF SHARES AND DEBENTURES

As approved by the shareholders of the Company at an Extraordinary General Meeting held on 23 August 2005, the authorised share capital of the Company was increased from RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each to RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1.00 each by the creation of an additional 250,000,000 new ordinary shares of RM1.00 each in the Company.

During the financial year, the issued and paid-up share capital of the Company was increased from RM697,056,465 divided into 697,056,465 ordinary shares of RM1.00 each to RM697,102,765 divided into 697,102,765 ordinary shares of RM1.00 each by the issuance of 46,300 new ordinary shares of RM1.00 each at RM1.037 per share for cash pursuant to the Executive Share Option Scheme of the Company.

The new ordinary shares issued ranked *pari passu* in all respects with the then existing ordinary shares in the Company.

The Company did not issue any debenture during the financial year.

EXECUTIVE SHARE OPTION SCHEME

Following the expiry of the previous Executive Share Option Scheme ("ESOS") on 14 May 2005, a new ESOS was approved by the shareholders at an Extraordinary General Meeting held on 23 August 2005 and implemented on 1 September 2005 for a period of five years. The main features of the new ESOS are set out in Note 39 to the Financial Statements.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

During the financial year, the Company granted options to eligible executives and executive Directors of the Group at a subscription price of RM1.037 per share. The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Exercisable from	Subscription price per share RM	Balance as of 1.9.2005	Number of options Granted	Exercised	Lapsed	Balance as of 30.6.2006
9.5.2006	1.037	-	8,691,300	(46,300)	(655,600)	7,989,400

The exercise period for the above options will expire on 31 August 2010.

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the names of eligible employees who have been granted less than 100,000 options. The eligible employees (excluding the executive Directors) who were granted 100,000 options or more during the financial year are as follows:

Name of employee	Number of options granted at the subscription price of RM1.037 per share on 9 May 2006
1. Pang Fook Fah	122,500
2. Toh Tuan Sun	112,000
3. Liew Choon Yick	105,000

OTHER FINANCIAL INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and had satisfied themselves that no known bad receivables need to be written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values.

As disclosed in Note 35 to the Financial Statements, the RM Denominated Bonds ("LICB Bonds") and USD Consolidated and Rescheduled Debts ("USD Debts") for the Group totalling RM266 million are due for redemption/repayment within the next twelve (12) months. The cash flows for the said redemption/repayment will be sourced from proceeds on the disposal of assets/companies included in the proposed divestment programme and other assets received by the Group under the group wide restructuring scheme implemented in 2003 ("GWRS"). Due to the weak market condition, the realisation of planned disposals of these assets are expected to be delayed. Nevertheless, the Directors are actively looking for potential buyers for the assets/companies under the proposed divestment programme. Where necessary, the Group will divest other assets which are not included in the proposed divestment programme to redeem/repay the LICB Bonds and USD Debts. Consent from the Scheme Creditors will also be sought to enable the Group to reschedule its redemption/repayment of LICB Bonds and USD Debts. The Directors believe that consent from the Scheme Creditors will not be unreasonably withheld.

Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

Other than as stated above, at the date of this report, the Directors are not aware of any circumstances:

(a) which would require the writing off of bad receivables or render the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of operations of the Group and of the Company for the succeeding financial year other than as disclosed under Significant Corporate Events above.

DIRECTORS

The following Directors served on the Board of the Company since the date of the last report:

Tun Musa Hitam
Datuk Cheng Yong Kim
Tan Sri Datuk Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay
Chong Jee Min

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Datuk Cheng Yong Kim and Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Y. A. Bhg. Tun Musa Hitam, being over the age of seventy years, retires pursuant to Section 129(2) of the Companies Act, 1965 and seeks re-appointment as Director under the provisions of Section 129(6) of the said Act to hold office until the next Annual General Meeting.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares of RM1.00 each			
	Balance as of 1.7.2005	**Additions**	**Disposals**	**Balance as of 30.6.2006**
Direct interest				
Datuk Cheng Yong Kim	1,600,689	-	-	1,600,689
Dato' Kamaruddin @ Abas bin Nordin	202,500	-	(202,500)	-
Cheng Yong Liang	47,880	-	-	47,880
Indirect interest				
Datuk Cheng Yong Kim	299,998,443	-	-	299,998,443

In addition to the above, the following Directors are deemed to have interests in shares in the Company by virtue of the options granted to them pursuant to the ESOS of the Company which was implemented on 1 September 2005:

	Number of options			
	Balance as of 1.9.2005	Granted	Exercised	Balance as of 30.6.2006
Datuk Cheng Yong Kim	-	245,000	-	245,000
Dato' Kamaruddin @ Abas bin Nordin	-	87,500	-	87,500

The Directors' interests in shares in the related companies are as follows:

	Nominal value per ordinary share	Number of shares			
		Balance as of 1.7.2005	Additions	Disposals	Balance as of 30.6.2006
Datuk Cheng Yong Kim					
Indirect interest					
Lion Forest Industries Berhad	RM1.00	170,488,512	-	-	170,488,512
LLB Enterprise Sdn Bhd	RM1.00	690,000	-	-	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	-	-	4,050,000
Marvenel Sdn Bhd	RM1.00	100	-	-	100
Ototek Sdn Bhd	RM1.00	1,050,000	-	-	1,050,000
Posim EMS Sdn Bhd	RM1.00	500,000	300,000	-	800,000
P.T. Lion Intimung Malinau	USD1.00	-	4,750,000	-	4,750,000
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	-	-	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	-	-	7,525,324,120
Soga Sdn Bhd	RM1.00	4,332,078	-	-	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	-	-	99,750
Holdsworth Investment Pte Ltd	*	4,500,000	-	-	4,500,000
Zhongsin Biotech Pte Ltd	*	1,000,000	-	-	1,000,000

* shares in companies incorporated in Singapore do not have a par value.

	Nominal value per deferred share	Number of shares			
		Balance as of 1.7.2005	Additions	Disposals	Balance as of 30.6.2006
Datuk Cheng Yong Kim					
Indirect interest					
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	-	-	146,000,000

Investments in the People's Republic of China	Currency	Balance as of 1.7.2005	Additions	Disposals	Balance as of 30.6.2006
Datuk Cheng Yong Kim					
Indirect interest					
Beijing Trostel Property Development Co Ltd	USD	6,650,000	-	-	6,650,000
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	USD	26,064,000	3,936,000	-	30,000,000
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	-	-	3,690,000
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	-	-	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd (in voluntary liquidation)	USD	10,878,944	-	-	10,878,944

Other than as disclosed above, the Directors of the Company do not have any interests in shares in the Company or its related companies during and at the end of the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, none of the Directors of the Company has received or become entitled to receive any benefit (other than the benefit included in the aggregate amount of emoluments received or due and receivable by the Directors as disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest save and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 43 to the Financial Statements.

During and at the end of the financial year, no arrangement subsisted to which the Company was a party whereby Directors of the Company might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the share options granted pursuant to the Company's ESOS as disclosed in Note 39 to the Financial Statements.

AUDITORS

The auditors, Messrs Deloitte KassimChan, have indicated their willingness to continue in office.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
3 October 2006

REPORT OF THE AUDITORS TO THE MEMBERS OF LION INDUSTRIES CORPORATION BERHAD

We have audited the accompanying balance sheets as of 30 June 2006 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the contents of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable Malaysian Accounting Standards Board ("MASB") approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as of 30 June 2006 and of the results and the cash flows of the Group and of the Company for the year ended on that date; and

  (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements and consolidated financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, as mentioned under Note 48 to the Financial Statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements, and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Sub-section (3) of Section 174 of the Act.

Without qualifying our opinion, we draw attention to Note 3 to the Financial Statements concerning the portion of LICB Bonds and USD Debts of the Group that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/08 (J)
Partner

Petaling Jaya,
3 October 2006

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	Note	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Revenue	5	**3,223,933**	3,965,156	**19,362**	30,032
Other operating income	6	**31,822**	17,512	**32,700**	267
Net changes in inventories		**(101,267)**	101,313	-	-
Raw materials and consumables used		**(2,646,074)**	(3,123,129)	-	-
Purchase of trading merchandise		**(127,064)**	(123,474)	-	-
Contract costs recognised		**(1,132)**	(1,837)	-	-
Property development expenditure		**(8,307)**	(16,115)	-	(137)
Staff costs	6	**(161,281)**	(173,799)	**(5,229)**	(4,946)
Directors' remuneration	7	**(943)**	(951)	**(828)**	(828)
Depreciation of property, plant and equipment	14	**(137,836)**	(132,621)	**(2,949)**	(3,139)
Amortisation of:					
Forest concessions	15	**(10,796)**	(10,796)	-	-
Expenditure carried forward	22	**(68)**	(2,094)	-	-
Negative goodwill		**34,095**	35,056	-	-
Goodwill	23	**(19,983)**	(19,985)	-	-
Other operating expenses	6	**(235,120)**	(184,847)	**(25,171)**	(11,430)
(Loss)/Profit from operations	6	**(160,021)**	329,389	**17,885**	9,819
Finance costs	9	**(150,979)**	(140,011)	**(28,495)**	(35,584)
Share in results of associated companies		**147,166**	214,557	-	-
Income from other investments	10	**34,556**	39,370	**16,514**	27,835
Loss on disposal of investments for debt settlement	11	-	(47,044)	-	-
(Loss)/Profit before tax		**(129,278)**	396,261	**5,904**	2,070
Income tax credit/(expense):	12				
Company and subsidiary companies		**113,197**	(47,883)	**2,102**	4,048
Associated companies		**(15,799)**	(13,152)	-	-
(Loss)/Profit after tax		**(31,880)**	335,226	**8,006**	6,118
Minority interests		**22,551**	(7,661)	-	-
Net (loss)/profit for the year		**(9,329)**	327,565	**8,006**	6,118
(Loss)/Earnings per ordinary share	13	**(1.3) sen**	47.6 sen		

The accompanying Notes form an integral part of the Financial Statements.

BALANCE SHEETS

AS OF 30 JUNE 2006

	Note	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Property, plant and equipment	14	**2,204,394**	2,173,221	**97,372**	99,889
Forest concessions	15	**290,136**	300,932	**-**	-
Plantation development expenditure	16	**152,139**	146,859	**-**	-
Land held for property development	17	**54,749**	54,215	**111**	111
Investment in subsidiary companies	18	**-**	-	**273,027**	285,931
Investment in associated companies	19	**470,454**	479,221	**24,341**	33,213
Long-term investments	20	**166,118**	242,328	**30,788**	52,475
Deferred tax assets	21	**143,319**	33,419	**-**	-
Expenditure carried forward	22	**1,481**	901	**140**	140
Goodwill	23	**130,634**	312,253	**-**	-
Current Assets					
Property development costs	17	**37,380**	37,384	**-**	-
Inventories	24	**824,409**	1,067,748	**43**	43
Amount due by contract customers	25	**667**	1,051	**-**	-
Short-term investments	26	**54,705**	39,990	**17,207**	32,903
Trade receivables	27	**510,113**	519,291	**60**	808
Accrued billings of property development projects		**1,134**	2,607	**-**	-
Other receivables, deposits and prepayments	28	**285,674**	260,267	**72,007**	77,568
Amount owing by subsidiary companies	29	**-**	-	**1,196,829**	1,188,392
Amount owing by an associated company	29	**28,500**	28,500	**-**	-
Deposits, cash and bank balances	30	**248,069**	193,956	**26,972**	38,205
		1,990,651	2,150,794	**1,313,118**	1,337,919
Current Liabilities					
Trade payables	31	**280,340**	470,707	**1,164**	1,262
Advance billings of property development projects		**297**	-	**-**	-
Amount due to contract customers	25	**1,385**	1,182	**-**	-
Other payables, deposits and accruals	32	**464,868**	410,598	**11,428**	11,893
Amount owing to subsidiary companies	29	**-**	-	**264,010**	252,882
Lease and hire-purchase payables	33	**1,138**	1,090	**171**	147
Short-term borrowings	34	**265,502**	433,840	**-**	-
LICB Bonds and USD Debts	35	**266,303**	88,959	**297,356**	100,613
BaIDS	36	**40,000**	-	**-**	-
Tax liabilities		**2,120**	3,857	**-**	-
		1,321,953	1,410,233	**574,129**	366,797
Net Current Assets		**668,698**	740,561	**738,989**	971,122

(Forward)

	Note	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Non-Current And Deferred Liabilities					
LICB Bonds and USD Debts	35	**72,816**	323,986	**85,059**	364,698
BaIDS	36	**460,000**	-	-	-
Long-term borrowings	37	**1,177,637**	1,206,182	-	-
Lease and hire-purchase payables	33	**1,660**	2,412	**481**	584
Deferred tax liabilities	21	**135,821**	142,075	**1,629**	3,036
Deferred liabilities	38	-	48,840	-	-
		(1,847,934)	(1,723,495)	**(87,169)**	(368,318)
Minority interests		**(424,364)**	(482,427)	-	-
Net Assets		**2,009,824**	2,277,988	**1,077,599**	1,074,563
Represented By:					
Issued capital	39	**697,102**	697,056	**697,102**	697,056
Reserves	40	**1,312,722**	1,580,932	**380,497**	377,507
Shareholders' Equity		**2,009,824**	2,277,988	**1,077,599**	1,074,563

The accompanying Notes form an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2006

The Group

	Note	Issued capital RM'000	Non-Distributable Reserves: Share premium RM'000	Translation adjustment account RM'000	Negative goodwill RM'000	Unappropriated profit/ (Accumulated loss) RM'000	Net reserves RM'000	Total RM'000
Balance as of 1 July 2004		679,235	515,190	56,058	828,679	(55,961)	1,343,966	2,023,201
Issue of shares	39	17,821	-	-	-	-	-	17,821
Amortisation for the year		-	-	-	(35,056)	-	(35,056)	(35,056)
Currency translation differences		-	-	(21,498)	-	-	(21,498)	(21,498)
Net profit for the year		-	-	-	-	327,565	327,565	327,565
Effect of dilution on equity interest in a subsidiary company		-	-	-	(24,030)	(5,092)	(29,122)	(29,122)
Dividend		-	-	-	-	(4,923)	(4,923)	(4,923)
Balance as of 30 June 2005		697,056	515,190	34,560	769,593	261,589	1,580,932	2,277,988
Issue of shares	39	46	2	-	-	-	2	48
Amortisation for the year		-	-	-	(34,095)	-	(34,095)	(34,095)
Currency translation differences		-	-	(4,514)	-	-	(4,514)	(4,514)
Net loss for the year		-	-	-	-	(9,329)	(9,329)	(9,329)
Effect of dilution on equity interest in an associated company		-	-	-	-	(84,880)	(84,880)	(84,880)
Impairment loss on proposed disposal of indirect subsidiary company	23	-	-	-	(130,376)	-	(130,376)	(130,376)
Dividend	41	-	-	-	-	(5,018)	(5,018)	(5,018)
Balance as of 30 June 2006		697,102	515,192	30,046	605,122	162,362	1,312,722	2,009,824

The Company

	Note	Issued capital RM'000	Non-Distributable Reserve: Share premium RM'000	Accumulated loss RM'000	Net reserves RM'000	Total RM'000
Balance as of 1 July 2004		679,235	515,190	(138,878)	376,312	1,055,547
Issue of shares	39	17,821	-	-	-	17,821
Net profit for the year		-	-	6,118	6,118	6,118
Dividend		-	-	(4,923)	(4,923)	(4,923)
Balance as of 30 June 2005		697,056	515,190	(137,683)	377,507	1,074,563
Issue of shares	39	46	2	-	2	48
Net profit for the year		-	-	8,006	8,006	8,006
Dividend	41	-	-	(5,018)	(5,018)	(5,018)
Balance as of 30 June 2006		697,102	515,192	(134,695)	380,497	1,077,599

The accompanying Notes form an integral part of the Financial Statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

The Group	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
(Loss)/Profit before tax		**(129,278)**	396,261
Adjustments for:			
Finance costs		**150,979**	140,011
Depreciation of property, plant and equipment		**137,836**	132,621
Loss (net) on disposal/dilution of:			
Long-term investments		**8,029**	-
Associated companies		**5,522**	893
A subsidiary company (ii)		**316**	-
Investments for debt settlement	11	**-**	47,044
Allowance for:			
Obsolescence of inventories		**10,401**	7,431
Doubtful trade and other receivables		**3,276**	5,990
Reversal of loss overprovided on disposal of investment property		**-**	(2,005)
Impairment loss on:			
Long-term investments		**12,257**	18,000
Property, plant and equipment		**1,089**	-
Goodwill		**560**	-
Property, plant and equipment written off		**108**	114
Loss on striking-off of a subsidiary company		**131**	-
Amortisation of:			
Forest concessions		**10,796**	10,796
Expenditure carried forward		**68**	2,094
Goodwill/(Negative goodwill) - net		**(14,112)**	(15,071)
Reversal of Group's share of net liabilities (ii)		**-**	(9,421)
Gain on disposal of property, plant and equipment		**(120)**	(1,784)
Allowance no longer required for:			
Obsolescence of inventories		**-**	(13,795)
Cost to completion for property development projects		**(115)**	(416)
Doubtful trade and other receivables		**(398)**	(1,875)
Unrealised gain on foreign exchange		**(25,100)**	(498)
Share in results of associated companies		**(147,166)**	(214,557)
Interest income		**(34,963)**	(39,724)
Operating (Loss)/Profit Before Working Capital Changes		**(9,884)**	462,109
(Increase)/Decrease in:			
Property development costs		**(1,642)**	12,653
Inventories (Net of depreciation of property, plant and equipment of RM2,788,000 (2005: RM2,670,000) and amortisation of plantation development expenditure of RM996,000 (2005: RM102,000))		**235,844**	(249,976)
Amount due by contract customers		**384**	(37)
Trade receivables		**6,793**	(97,513)
Other receivables, deposits and prepayments		**(15,975)**	22,129
Increase/(Decrease) in:			
Trade payables		**(189,618)**	184,794
Other payables, deposits and accruals		**(4,880)**	(133,866)
Amount due to contract customers		**203**	231
Movements in translation adjustment account		**1,838**	(295)
Cash Generated From Operations		**23,063**	200,229
Income tax paid		**(5,895)**	(44,136)
Net Cash Generated From Operating Activities		**17,168**	156,093

(Forward)

	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Cash flow on disposal and liquidation of subsidiary companies (ii)		**2,811**	103,758
Proceeds from disposal/redemption of investments		**42,216**	21,617
Proceeds from disposal of:			
Property, plant and equipment		**514**	2,742
Investment in an associated company		**34,228**	-
Interest received		**23,258**	19,708
Dividend received		**12,583**	5,371
Additions to expenditure carried forward		**(647)**	(3)
Purchase of property, plant and equipment (i)		**(175,621)**	(222,583)
Purchase of investment in associated companies		**-**	(136)
Increase in:			
Land held for property development		**(1,528)**	(2,828)
Plantation development expenditure (Net of depreciation of property, plant and equipment of RM156,000 (2005: RM325,000))		**(6,120)**	(5,812)
Net Cash Used In Investing Activities		**(68,306)**	(78,166)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Proceeds from issuance of BaIDS		**500,000**	-
Issue of shares		**48**	17,821
Issue of shares by a subsidiary company		**638**	14,348
Proceeds from short-term borrowings		**-**	44,723
Interest and profit element of BaIDS paid		**(114,397)**	(110,423)
Repayment of short-term borrowings		**(129,443)**	-
Redemption/Repayment of LICB Bonds and USD Debts		**(92,545)**	(126,138)
Dividend paid to shareholders of the Group		**(4,919)**	(8,471)
Dividend paid to shareholders of the Company		**(5,018)**	(4,923)
Repayment of lease and hire-purchase liabilities		**(1,319)**	(331)
Increase in cash and cash equivalents – restricted		**(62,559)**	(7,072)
Net Cash Generated From/(Used In) Financing Activities		**90,486**	(180,466)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**39,348**	(102,539)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**94,586**	197,125
Effects of changes in exchange rates		**101**	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	42	**134,035**	94,586

(i) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM176,236,000 (2005: RM261,509,000), of which RM615,000 (2005: RM1,483,000) was acquired under lease and hire-purchase arrangements and RM Nil (2005: RM37,443,000) was contributed by a corporate shareholder of a subsidiary company as capital injection in the subsidiary company. Cash payments for the acquisition of property, plant and equipment amounted to RM175,621,000 (2005: RM222,583,000).

(Forward)

(ii) ANALYSIS OF DISPOSAL AND LIQUIDATION OF SUBSIDIARY COMPANIES

	2006 RM'000	2005 RM'000
Property, plant and equipment	**2,854**	20,709
Investment property	**-**	109,315
Expenditure carried forward	**-**	1,852
Inventories	**2,796**	3,209
Trade receivables	**605**	339
Other receivables, deposits and prepayments	**1,390**	4,429
Deposits, cash and bank balances	**175**	1,929
Trade payables	**(749)**	(6,744)
Other payables, deposits and accruals	**(1,298)**	(15,116)
Short-term borrowings	**-**	(5,967)
Minority interests	**(2,230)**	(3,604)
Fair value of net assets	**3,543**	110,351
Translation adjustment account	**(241)**	(14,085)
Reversal of Group's share of net liabilities	**-**	9,421
Loss on disposal recognised in income statement	**(316)**	-
Total cash consideration	**2,986**	105,687
Less: Cash and cash equivalents disposed of	**(175)**	(1,929)
Cash flow on disposal	**2,811**	103,758

(Forward)

The Company	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Profit before tax		**5,904**	2,070
Adjustments for:			
Finance costs		**28,495**	35,584
Impairment loss on:			
Long-term investments		**9,160**	4,000
Investment in subsidiary companies		**12,904**	-
Depreciation of property, plant and equipment		**2,949**	3,139
Allowance for doubtful trade and other receivables		**353**	-
Loss on disposal of a subsidiary company		**-**	5,367
Unrealised gain on foreign exchange		**(6,844)**	-
Dividend income		**(12,346)**	(22,405)
Interest income		**(16,709)**	(28,034)
Gain on disposal/dilution of:			
An associated company		**(25,356)**	-
Long-term investments		**(285)**	-
Property, plant and equipment		**(18)**	(68)
Operating Loss Before Working Capital Changes		**(1,793)**	(347)
(Increase)/Decrease in:			
Property development costs		**-**	(219)
Trade receivables		**748**	1,447
Other receivables, deposits and prepayments		**13,536**	1,035
Increase/(Decrease) in:			
Trade payables		**(98)**	386
Other payables, deposits and accruals		**(465)**	(1,721)
Cash Generated From Operations		**11,928**	581
Income tax paid		**(1,039)**	(757)
Net Cash Generated From/(Used In) Operating Activities		**10,889**	(176)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Purchase of property, plant and equipment (Note)		**(277)**	(1,230)
Proceeds from disposal/redemption of investments		**62,736**	8,333
Dividend received		**10,356**	19,132
Decrease in amount owing by subsidiary companies		**1,984**	108,926
Interest received		**3,783**	3,531
Proceeds from disposal of property, plant and equipment		**18**	68
Net Cash Generated From Investing Activities		**78,600**	138,760

(Forward)

	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Issue of shares		**48**	17,821
Dividend paid to shareholders of the Company		**(5,018)**	(4,923)
Redemption/Repayment of LICB Bonds and USD Debts		**(104,486)**	(137,549)
Repayment of lease and hire-purchase liabilities		**(234)**	(89)
Lease and hire-purchase interest paid		**(38)**	(21)
(Increase)/Decrease in cash and cash equivalents – restricted		**6,221**	(5,890)
Increase in amount owing to subsidiary companies		**9,006**	3,877
Net Cash Used In Financing Activities		**(94,501)**	(126,774)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(5,012)**	11,810
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**30,610**	18,800
CASH AND CASH EQUIVALENTS AT END OF YEAR	42	**25,598**	30,610

Note: During the financial year, the Company acquired property, plant and equipment with an aggregate cost of RM432,000 (2005: RM2,050,000), of which RM155,000 (2005: RM820,000) was acquired under hire purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM277,000 (2005: RM1,230,000).

The accompanying Notes form an integral part of the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Board of Bursa Malaysia Securities Berhad.

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 48.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as disclosed in Note 2.

The total number of employees of the Group and of the Company as of 30 June 2006 were 5,139 (2005: 5,164) and 49 (2005: 48) respectively.

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 13-14, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

2. SIGNIFICANT CORPORATE EVENTS

Significant corporate events are as disclosed in the Directors' Report.

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 3 October 2006.

The financial statements of the Group and of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable MASB approved accounting standards in Malaysia.

As disclosed in Note 35, the LICB Bonds and USD Debts for the Group totalling RM266 million are due for redemption/repayment within the next twelve (12) months. The cash flows for the said redemption/repayment will be sourced from proceeds on the disposal of assets/companies included in the proposed divestment programme and other assets received by the Group under the GWRS. Due to the weak market condition, the realisation of planned disposals of these assets are expected to be delayed. Nevertheless, the Directors are actively looking for potential buyers for the assets/companies under the proposed divestment programme. Where necessary, the Group will divest other assets which are not included in the proposed divestment programme to redeem/repay the LICB Bonds and USD Debts. Consent from the Scheme Creditors will also be sought to enable the Group to reschedule its redemption/repayment of LICB Bonds and USD Debts. The Directors believe that consent from the Scheme Creditors will not be unreasonably withheld.

Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

4. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Group and of the Company have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

Basis of Consolidation

The Group's financial statements incorporate the financial statements of the Company and of all the subsidiary companies made up to the end of the financial year as listed under Note 48. Subsidiary companies are consolidated using the acquisition method of accounting.

The results of subsidiary companies acquired or disposed of during the financial year are included in the income statement of the Group from the effective date of acquisition or up to the effective date of disposal.

All significant inter-company transactions and balances are eliminated on consolidation.

Minority interests is measured at the minorities' share of the fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made for minority interests.

Revenue and Revenue Recognition

Revenue of the Group consists of the sales invoice value of goods supplied to third parties, net of discounts and returns, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development and completed property units, proportion of the total contract value attributable to the percentage of construction work performed, gross rental income, tuition fees and other related fees receivable net of scholarship and dividend income receivable from quoted and unquoted investments.

Revenue of the Company consists of gross rental income and dividend income, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed and sales value of land under development and completed property units.

The revenue recognition policies of the Group and of the Company are as follows:

(i) **Steel Division**

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(ii) **Property Development Division**

Property development projects – upon signing of the individual sale and purchase agreements, based on the percentage of completion method.

Sales of land under development and completed property units – when the sale and purchase agreements are executed.

Construction contracts – when the outcome of a construction contract can be estimated reliably, by reference to the stage of completion of the contract activity.

Rental income – on accrual basis.

(iii) **Timber Extraction and Pulp and Paper Division**

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(iv) Tyre Division

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risks and rewards of ownership have passed to the buyer.

(v) Building Materials

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(vi) Other Divisions

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

Tuition fees and other related fees receivable net of scholarship – when services are performed.

Gross dividend income – where the shareholders' right to receive payment is established.

Foreign Currency Conversion

(i) Transactions in foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates or, where settlement has not been made at the end of the financial year, at approximate exchange rates prevailing at that date. Gains or losses arising from conversion of foreign currency amounts are reflected in the income statements.

(ii) Translation of foreign currency operations

For the purpose of consolidation, the financial statements of the foreign incorporated subsidiary companies have been translated into Ringgit Malaysia as follows:

Assets and liabilities	- at closing rate
Share capital	- at historical rate
Revenue and expenses	- at average rate

The results of foreign incorporated associated companies are translated at the average rate of exchange for the financial year.

All translation gains or losses are taken up and reflected in translation adjustment account under shareholders' equity.

Difference in exchange arising from the retranslation of the opening net investments in foreign subsidiary and associated companies, and from the translation of the results of those companies at the average rate, are taken to shareholders' equity.

The principal exchange rates used in the conversion of foreign currency amounts are as follows:

	Average rate		Year end rate	
	2006	**2005**	**2006**	**2005**
	RM	**RM**	**RM**	**RM**
1 United States Dollar ("USD")	**3.72**	3.80	**3.68**	3.80
1 Renminbi ("RMB")	**0.46**	0.46	**0.46**	0.46
1 Singapore Dollar ("SGD")	**2.27**	2.27	**2.31**	2.24
1 Euro ("EURO")	**4.54**	4.81	**4.65**	4.57

Employee Benefits

(i) Short-term benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by the employees of the Group and of the Company.

(ii) Defined contribution plans

The Company, its subsidiary companies incorporated in Malaysia and their eligible employees are required by law to make monthly contributions to the Employees Provident Fund ("EPF"), a local statutory defined contribution plan, at certain prescribed rates based on the employees' salaries. The Group's foreign incorporated subsidiary companies and their eligible employees also make contributions to their respective countries' statutory pension scheme. Such contributions are recognised as an expense in the income statements as incurred.

Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the 'liability' method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unutilised tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unutilised tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statements, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

Impairment of Assets

At each balance sheet date, the Group and the Company review the carrying amount of assets (other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, which are dealt with in their respective policies) to determine if there is any indication that those assets may be impaired. If any such indication exists, the assets' recoverable amount, which is the higher of net selling price and value in use, is estimated.

Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statements, unless the asset is carried at revalued amount, in which case, the impairment loss is treated as a revaluation decrease.

An impairment loss in respect of goodwill is not reversed unless the loss is caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of the event. In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment loss are recognised in the income statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Gain or loss arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statements.

Depreciation of property, plant and equipment, except freehold land and construction work-in-progress which are not depreciated, is computed on the straight-line method at rates based on the estimated useful lives of the various assets.

The annual depreciation rates are as follows:

Freehold buildings	2% - 4%
Leasehold land and buildings	1% - 8%
Other buildings and improvements	2% - 10%
Pulp and paper mill	2% - 4%
Plant, machinery and equipment	2% - 20%
Housing colony and infrastructures	2% - 10%
Jetty and access roads	2% - 4%
Motor vehicles	8% - 25%
Furniture and office equipment	5% - 25%
Computer equipment	10% - 20%
Renovations	2% - 10%

Capitalisation of Borrowing Cost

Borrowing cost incurred on the construction of assets which require a substantial period of time to get them ready for their intended use are capitalised and included as part of the related assets. Capitalisation of borrowing cost will cease when the assets are ready for their intended use and is suspended during extended period in which active development is interrupted.

Leased Assets

Assets under leases which in substance transfer the risks and benefits of ownership of the assets to the Group have been capitalised under property, plant and equipment. The assets and the corresponding lease obligations are recorded at the fair value of the leased assets (which approximate the present value of the minimum lease payments) at the beginning of the respective lease terms. The interest element of lease rentals, calculated using the 'sum of digit' method, is charged to the income statements. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to the income statements as incurred.

Property, Plant and Equipment Under Hire-Purchase Arrangements

Property, plant and equipment acquired under hire-purchase arrangements are capitalised in the financial statements and the corresponding obligations treated as liabilities. Finance charges are allocated to the income statements to give a constant periodic rate of interest on the remaining hire-purchase liabilities.

Forest Concessions

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at cost less accumulated amortisation and any impairment losses. The said concessions are amortised evenly over their estimated useful lives of 16 years and 99 years, respectively.

Plantation Development Expenditure

Plantation development and planting expenditure incurred in the cultivation and reforestation of tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are deferred and charged to plantation development expenditure. This expenditure is charged to the income statements when the trees are harvested upon maturity based on the volume of timber produced.

Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs (under current assets) where development activities have commenced and where the development activities are expected to be completed within the Group's normal operating cycle.

Subsidiary Companies

Subsidiary companies are those companies in which the Group has power to exercise control through the power to govern the financial and operating policies of the companies so as to obtain benefits therefrom. Control is presumed to exist when the Group owns, directly or indirectly through subsidiary companies, more than one half of the voting rights of the companies.

Investment in subsidiary companies, which is eliminated on consolidation, is stated in the Company's financial statements at cost less accumulated impairment losses.

Associated Companies

An associated company is a non-subsidiary company in which the Group or the Company holds as long-term investment not less than 20% of the equity voting rights and in which the Group or the Company is in a position to exercise significant influence in its management.

Investment in associated companies is stated in the Company's financial statements at cost less any accumulated impairment losses. The Group's investment in associated companies is accounted for under the equity method of accounting based on audited or management financial statements of the associated companies made up to the end of the financial year. Under this method of accounting, the Group's interest in the post-acquisition profit/loss of the associated companies is included in the consolidated results while dividend received is reflected as a reduction of the investment in the consolidated balance sheet.

Unrealised profits and losses arising on transactions between the Group and its associated companies are eliminated to the extent of the Group's equity interest in the relevant associated companies except where unrealised losses provide evidence of an impairment of the asset transferred.

Investments

Investments in quoted and unquoted corporations are stated in both the Group's financial statements and the Company's financial statements at cost or at group cost, adjusted for accretion of interest, where applicable, less allowance for diminution in value of investments to recognise any decline, other than a temporary decline, in the value of investments.

Expenditure Carried Forward

Expenditure carried forward of the Group and of the Company comprises technical know-how in the design of a subsidiary company's product and development expenditure. Development expenditure represents expenses incurred in the development of new or substantially improved products prior to the commencement of commercial production.

Technical know-how and development expenditure are amortised systematically using the straight-line method over their estimated useful lives of between 10 and 50 years upon commencement of commercial production. These expenses will be written off if future economic benefits relating to these expenses cannot be determined with reasonable certainty.

Goodwill or Negative Goodwill

Goodwill or negative goodwill represents the difference between the purchase consideration for an acquisition and the sum of the fair value of the identifiable net assets at the date of acquisition. It includes goodwill on consolidation and purchased goodwill.

Goodwill or negative goodwill is amortised/credited systematically over the period of time during which the benefits are expected to arise. However, the period of allocation does not exceed 25 years.

Property Development Activities

Property development revenue is recognised for all units sold using the percentage of completion method, by reference to the stage of completion of the property development projects at the balance sheet date as measured by the proportion that development costs incurred for work performed to-date bear to the estimated total property development costs on completion.

When the outcome of a property development activity cannot be estimated reliably, property development revenue is recognised to the extent of property development costs incurred that is probable of recovery.

Any anticipated loss on a property development project (including costs to be incurred over the defects liability period), is recognised as an expense immediately.

Inventories of unsold completed development units are stated at the lower of cost and net realisable value.

Accrued billings represent the excess of property development revenue recognised in the income statement over the billings to purchasers while advance billings represent the excess of billings to purchasers over property development revenue recognised in the income statement.

Inventories

Trading merchandise, finished goods, work-in-progress, raw materials and other products are valued at the lower of cost and net realisable value. Cost is determined principally on the 'weighted average' method. The cost of raw materials comprise the original purchase price plus cost incurred in bringing the inventories to their present locations and conditions. The cost of work-in-progress and finished goods comprise the cost of raw materials, direct labour, direct charges and an appropriate proportion of production overheads.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the 'specific identification' method.

Goods-in-transit are valued at the lower of cost and net realisable value.

Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

In arriving at net realisable value, due allowance is made for damaged, obsolete or slow moving inventories.

Construction Contracts

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that are probable of recovery. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately as an allowance for foreseeable loss.

Amount due from contract customers represents the excess of cost incurred todate and portion of profit or loss attributable to work performed todate over progress billings while amount due to contract customers represents the excess of progress billings over costs incurred todate and portion of profit or loss attributable to work performed todate.

Receivables

Trade and other receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts while receivables considered to be uncollectible are written off.

Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS")

The BaIDS are bonds issued in accordance with the Islamic finance concept of Bai' Bithaman Ajil. In accordance with such concept, the Group sold certain assets to a trustee, and repurchased them at the same price together with an agreed profit margin. The Group's payment of the purchase price is deferred in accordance with the maturities of the BaIDS, whilst the profit element is paid half-yearly.

BaIDS are initially recognised at cost, being the fair value of the consideration received. After initial recognition, the profit element attributable to the BaIDS in each period is recognised as an expense on a straight line basis to the maturity of each series respectively.

RM Denominated Bonds ("LICB Bonds") and USD Consolidated and Rescheduled Debts ("USD Debts")

LICB Bonds and USD Debts are recorded at the net present value of debts to be settled, net of borrowing costs, if any, adjusted for accretion of interest over the period of the debts. Borrowing costs are amortised, using the straight-line method, over the period of the debts.

Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

Cash Flow Statements

The Group and the Company adopt the indirect method in the preparation of the cash flow statements.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

5. REVENUE

An analysis of revenue is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Sales of goods	**3,180,753**	3,904,098	**-**	-
Gross rental income	**7,613**	17,046	**7,016**	7,355
Revenue from:				
Property development	**18,176**	27,173	**-**	137
Sales of land under development and completed property units	**2,857**	1,563	**-**	135
Construction contracts	**1,256**	1,404	**-**	-
Tuition and other related fees	**13,278**	13,872	**-**	-
Gross dividend income from:				
Subsidiary companies	**-**	-	**7,165**	19,504
Associated company (quoted in Malaysia)	**-**	-	**5,181**	2,901
	3,223,933	3,965,156	**19,362**	30,032

6. OTHER OPERATING INCOME/(EXPENSES) AND STAFF COSTS

Other operating income/(expenses) comprise the following:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Impairment loss on:				
Long-term investments	**(12,257)**	(18,000)	**(9,160)**	(4,000)
Investment in subsidiary companies	**-**	-	**(12,904)**	-
Property, plant and equipment	**(1,089)**	-	**-**	-
Goodwill	**(560)**	-	**-**	-
Rental of:				
Plant, machinery and equipment	**(6,791)**	(6,761)	**-**	-
Jetties and leasehold land	**(3,642)**	(3,642)	**-**	-
Premises	**(4,647)**	(1,469)	**(18)**	(12)
Premises payable to related parties	**(785)**	(831)	**-**	-
Allowance for:				
Doubtful trade and other receivables	**(3,276)**	(5,990)	**(353)**	-
Obsolescence of inventories	**(10,401)**	(7,431)	**-**	-
(Loss)/Gain on disposal/dilution of:				
Long-term investments	**(8,314)**	-	**-**	-
Associated companies	**(5,522)**	(893)	**25,356**	-
Subsidiary companies	**(316)**	-	**-**	(5,367)
Audit fees:				
Current year	**(527)**	(485)	**(40)**	(39)
Underprovision in prior year	**(21)**	-	**-**	-
Property, plant and equipment written off	**(108)**	(114)	**-**	-
Loss on striking-off of a subsidiary company (Note 18)	**(131)**	-	**-**	-

(Forward)

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Gain on foreign exchange:				
Realised	5,378	2,972	2	-
Unrealised	25,100	498	6,844	-
Allowance no longer required for:				
Doubtful trade and other receivables	398	1,875	-	-
Cost to completion for property development projects	115	416	-	-
Obsolescence of inventories	-	13,795	-	-
Gain on disposal of:				
Property, plant and equipment	120	1,784	18	68
Long-term investments (Note 20)	285	-	285	-
Interest income from Housing Development Accounts	407	354	195	199
Bad receivables recovered	19	192	-	-
Reversal of Group's share of net liabilities of a subsidiary company under liquidation	-	9,421	-	-
Reversal of loss overprovided on disposal of investment property	-	2,005	-	-

Staff costs include salaries, bonuses, contributions to EPF and all other staff related expenses, excluding Directors' remuneration (Note 7). Contributions to EPF made by the Group and the Company during the financial year amounted to RM16,249,000 (2005: RM17,219,000) and RM585,000 (2005: RM625,000) respectively.

7. DIRECTORS' REMUNERATION

Directors' remuneration of the Group and of the Company classified into executive and non-executive Directors are as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Executive Director:				
Fee	20	20	20	20
Salary and bonus	525	525	525	525
Defined contribution plans	71	71	71	71
	616	616	616	616
Non-executive Directors:				
Fees	188	188	188	188
Salary, bonuses and allowances	127	134	24	24
Defined contribution plans	12	13	-	-
	327	335	212	212
Total	943	951	828	828

The estimated monetary value of benefits-in-kind received and receivable by the executive Director otherwise than in cash from the Group and the Company amounted to RM98,560 (2005: RM71,000).

8. DISCONTINUING OPERATIONS

On 4 June 2006, Lion Forest Industries Berhad ("LFIB") entered into a conditional share purchase agreement ("SPA") and a deed of adherence to the SPA for the proposed disposal of its entire 97.78% shareholding in Sabah Forest Industries Sdn Bhd ("SFI") as disclosed in the Directors' Report. The proposed disposal of SFI is expected to be completed in the next financial year.

The effects of the proposed disposal of SFI, which carries out the Group's timber extraction and pulp and paper production, are as follows:

	Continuing operations		Discontinuing operations		The Group	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Revenue	**2,897,716**	3,581,568	**326,217**	383,588	**3,223,933**	3,965,156
Other operating income	**29,079**	13,288	**2,743**	4,224	**31,822**	17,512
Other operating expenses	**(3,046,577)**	(3,312,565)	**(369,199)**	(340,714)	**(3,415,776)**	(3,653,279)
Finance costs	**(150,618)**	(139,587)	**(361)**	(424)	**(150,979)**	(140,011)
Share in results of associated companies	**147,166**	214,557	-	-	**147,166**	214,557
Income from other investments	**34,556**	39,370	-	-	**34,556**	39,370
Loss on disposal of investments for debt settlement	-	(47,044)	-	-	-	(47,044)
(Loss)/Profit before tax	**(88,678)**	349,587	**(40,600)**	46,674	**(129,278)**	396,261
Income tax credit/(expense)	**97,329**	(57,339)	**69**	(3,696)	**97,398**	(61,035)
(Loss)/Profit after tax	**8,651**	292,248	**(40,531)**	42,978	**(31,880)**	335,226
Minority interests	**9,636**	1,097	**12,915**	(8,758)	**22,551**	(7,661)
Net (loss)/profit for the year	**18,287**	293,345	**(27,616)**	34,220	**(9,329)**	327,565
Cash flows from/(used in):						
Operating activities	**(23,527)**	108,194	**40,695**	47,899	**17,168**	156,093
Investing activities	**(40,487)**	(42,415)	**(27,819)**	(35,751)	**(68,306)**	(78,166)
Financing activities	**85,912**	(181,724)	**4,574**	1,258	**90,486**	(180,466)
Net cash flows	**21,898**	(115,945)	**17,450**	13,406	**39,348**	(102,539)

At balance sheet date, the carrying amounts of the total assets and total liabilities of SFI to be disposed of are the amounts disclosed as the segment assets and segment liabilities of the Timber Extraction and Pulp and Paper Segment in Note 44.

9. FINANCE COSTS

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Profit element on BaIDS	**32,950**	-	-	-
Interest expense on:				
Term loans	**79,083**	94,508	-	-
LICB Bonds and USD Debts	**21,528**	27,712	**24,460**	31,425
Bills payable	**10,468**	10,388	-	-
Advances from a corporate shareholder of an indirect subsidiary company (Note 32)	**2,326**	-	-	-
Bank overdrafts	**767**	1,524	-	-
Lease and hire-purchase	**223**	194	**38**	21
Advances from subsidiary companies	-	-	**2,105**	2,263
Related parties	**34**	-	**17**	-
Others	**1,725**	3,810	-	-
Amortisation of borrowing costs (Note 35)	**1,875**	1,875	**1,875**	1,875
	150,979	140,011	**28,495**	35,584

10. INCOME FROM OTHER INVESTMENTS

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Interest income from:				
Investment in unquoted bonds	**9,880**	9,716	**2,980**	2,894
Fixed deposits	**4,199**	4,396	**567**	392
Subsidiary companies	-	-	**6,332**	10,112
Related parties	**18,062**	13,526	**4,769**	4,091
Deferment of redemption of investment in unquoted preference shares (Note 20)	**1,825**	10,300	**1,825**	10,300
Others	**590**	1,432	**41**	46
	34,556	39,370	**16,514**	27,835

11. LOSS ON DISPOSAL OF INVESTMENTS FOR DEBT SETTLEMENT

During the previous financial year, Amsteel Mills Sdn Bhd, a 99% owned subsidiary company of the Company, completed its proposal to offer its scheme creditors the opportunity to tender their debts for cancellation in consideration for shares in Amsteel Corporation Berhad (included in long-term investments) and Lion Diversified Holdings Berhad (included in investment in associated companies) pursuant to the Group Wide Restructuring Scheme ("GWRS") implemented by the Group in 2003. Certain amount of cash was also included as part of the tender exercise. The loss arising from disposal of investments for the settlement of debts pursuant to this exercise is as follows:

	The Group	
	2006 RM'000	**2005 RM'000**
At carrying values:		
Investment in an associated company	-	65,199
Long-term investments	-	84,710
Cash	-	20,679
	-	170,588
Debts cancelled	-	123,544
Loss	-	(47,044)

12. INCOME TAX CREDIT/(EXPENSE)

Income tax credit/(expense) for the Group and the Company consists of:

	The Group		The Company	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Current estimated tax payable:				
Current year:				
Malaysian	**(6,012)**	(30,058)	-	(2,448)
Tax deducted at source on dividend received	**7,343**	10,043	-	-
Foreign	-	(41)	-	-
(Under)/Over provision in prior years	**(4,288)**	6,843	**695**	6,496
Deferred taxation:				
Current year:				
Malaysian (Note 21)	**116,767**	(34,670)	**1,691**	-
Under provision in prior year	**(613)**	-	**(284)**	-
	113,197	(47,883)	**2,102**	4,048
Share in income tax expense of associated companies	**(15,799)**	(13,152)	-	-
	97,398	(61,035)	**2,102**	4,048

A reconciliation of income tax credit/(expense) applicable to (loss)/profit before tax at the statutory income tax rate to income tax credit/(expense) at the effective income tax rate of the Group and of the Company is as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
(Loss)/Profit before tax	**(129,278)**	396,261	**5,904**	2,070
Taxation at statutory tax rate of 28% (2005: 28%)	**36,198**	(110,954)	**(1,653)**	(580)
Effect of different tax rates in other countries	**(2,162)**	606	**-**	-
Tax effects of:				
Income not subject to tax	**49,239**	67,248	**11,521**	2,648
Expenses not deductible for tax purposes	**(64,716)**	(30,953)	**(8,177)**	(4,516)
Double deduction of expenses	**1,933**	1,604	**-**	-
Realisation of deferred tax asset not previously recognised	**81,807**	4,571	**-**	-
(Under)/Over provision in prior years:				
Tax payable	**(4,288)**	6,843	**695**	6,496
Deferred taxation	**(613)**	-	**(284)**	-
Income tax credit/(expense)	**97,398**	(61,035)	**2,102**	4,048

During the current financial year, Antara Steel Mills Sdn Bhd ("Antara"), a subsidiary company, recognised deferred tax assets of RM110 million despite recording a loss before tax in the current year as the directors of Antara are of the opinion that Antara will be able to utilise the unutilised tax losses and unabsorbed capital allowances against future taxable profits to be generated mainly from its Labuan Operations which was acquired from a fellow subsidiary company during the current financial year. The Labuan Operations has been forecasted to generate future taxable profits which will be sufficient to offset against the unutilised tax losses of Antara.

As of 30 June 2006, the Company has tax exempt income account amounting to approximately RM21,170,000 (2005: RM21,170,000) arising from waiver of tax payable on chargeable income earned in 1999 under the Income Tax (Amendment) Act, 1999 which, subject to agreement with the tax authorities, is available for distribution as tax exempt dividends. As of 30 June 2006, the Company has not distributed any of its tax exempt income as tax exempt dividends.

13. (LOSS)/EARNINGS PER ORDINARY SHARE

Basic

(Loss)/Earnings per ordinary share for the Group is computed based on the net loss of RM9,329,000 (2005: Net profit of RM327,565,000) and the weighted average number of ordinary shares in issue during the financial year of 697,059,000 (2005: 687,679,000).

	2006	**2005**
	'000	**'000**
Weighted average number of ordinary shares:		
Issued shares at beginning of year	**697,056**	679,235
Effect of the exercise of ESOS	**3**	8,444
	697,059	687,679

Diluted

As of 30 June 2006, the options over 7,989,400 unissued ordinary shares granted to confirmed eligible executive employees and executive directors pursuant to the Company's ESOS have an anti-dilutive effect and therefore the diluted loss per ordinary share is not presented. The terms of the options are set out in Note 39.

For 2005, the diluted earning per ordinary share was not disclosed as the exercise period for the Company's ESOS expired on 14 May 2005.

14. PROPERTY, PLANT AND EQUIPMENT

The Group
2006

	COST							
	At beginning of year RM'000	Additions RM'000	Exchange differences RM'000	Disposals RM'000	Effects of disposal of subsidiary company RM'000	Write-offs RM'000	Reclassi-fication RM'000	At end of year RM'000
Freehold land	73,129	-	-	-	-	-	817	73,946
Freehold buildings	224,744	868	-	-	-	-	44,638	270,250
Leasehold land and buildings under long lease	371,553	40,220	61	(241)	-	-	2,611	414,204
Leasehold land and buildings under short lease	111,357	1,248	14	-	(5,897)	-	(2,611)	104,111
Pulp and paper mill	768,464	-	-	-	-	-	-	768,464
Plant, machinery and equipment	1,527,745	41,461	94	(597)	(5,770)	(236)	127,816	1,690,513
Housing colony and infrastructures	116,419	55	-	-	-	-	-	116,474
Jetty and access roads	100,834	282	-	-	-	-	-	101,116
Motor vehicles	18,957	780	10	(1,949)	-	-	-	17,798
Furniture and office equipment	66,446	5,917	-	(1,219)	(1,207)	(238)	2,777	72,476
Computer equipment	4,570	576	1	-	-	(460)	-	4,687
Renovations	4,692	52	-	-	-	-	-	4,744
Construction work-in-progress	138,001	84,777	-	-	-	-	(176,048)	46,730
Total	3,526,911	176,236	180	(4,006)	(12,874)	(934)	-	3,685,513

(Forward)

The Group

	ACCUMULATED DEPRECIATION							
	At beginning of year RM'000	Charge for the year RM'000	Exchange differences RM'000	Disposals RM'000	Effects of disposal of subsidiary company RM'000	Write-offs RM'000	Reclassi-fication RM'000	At end of year RM'000
Freehold buildings	21,914	16,170	-	-	-	-	(10,780)	27,304
Leasehold land and buildings under long lease	113,674	5,449	-	(73)	-	-	2,960	122,010
Leasehold land and buildings under short lease	45,787	3,915	4	-	(5,624)	-	(2,960)	41,122
Pulp and paper mills	402,465	16,601	-	-	-	-	-	419,066
Plant, machinery and equipment	566,477	84,423	7	(508)	(3,532)	(162)	10,773	657,478
Housing colony and infrastructures	60,536	4,600	-	-	-	-	-	65,136
Jetty and access roads	58,762	4,139	-	-	-	-	-	62,901
Motor vehicles	12,458	1,915	1	(1,845)	-	-	-	12,529
Furniture and office equipment	55,222	2,791	-	(1,186)	(864)	(204)	7	55,766
Computer equipment	2,787	462	-	-	-	(460)	-	2,789
Renovations	3,736	315	-	-	-	-	-	4,051
Total	1,343,818	140,780	12	(3,612)	(10,020)	(826)	-	1,470,152

	ACCUMULATED IMPAIRMENT LOSSES					NET BOOK VALUE		
	At beginning of year RM'000	Charge for the year RM'000	Exchange differences RM'000	At end of year RM'000	Impairment loss for 2005 RM'000	At beginning of year RM'000	At end of year RM'000	Depreciation charge for 2005 RM'000
Freehold land	-	-	-	-	-	73,129	73,946	-
Freehold buildings	-	-	-	-	-	202,830	242,946	12,772
Leasehold land and buildings under long lease	-	-	-	-	-	257,879	292,194	7,627
Leasehold land and buildings under short lease	-	-	-	-	-	65,570	62,989	9,817
Pulp and paper mills	3,448	1,089	-	4,537	-	362,551	344,861	16,608
Plant, machinery and equipment	6,424	-	6	6,430	-	954,844	1,026,605	74,721
Housing colony and infrastructures	-	-	-	-	-	55,883	51,338	4,600
Jetty and access roads	-	-	-	-	-	42,072	38,215	4,123
Motor vehicles	-	-	-	-	-	6,499	5,269	1,812
Furniture and office equipment	-	-	-	-	-	11,224	16,710	2,956
Computer equipment	-	-	-	-	-	1,783	1,898	205
Renovations	-	-	-	-	-	956	693	375
Construction work-in-progress	-	-	-	-	-	138,001	46,730	-
Total	9,872	1,089	6	10,967	-	2,173,221	2,204,394	135,616

(Forward)

The Company
2006

	COST				
	At beginning of year RM'000	Additions RM'000	Disposals RM'000	Write-offs RM'000	At end of year RM'000
Leasehold land and buildings under long lease	124,550	109	-	-	124,659
Plant, machinery and equipment	2,105	-	-	-	2,105
Motor vehicles	1,376	212	(93)	-	1,495
Furniture and office equipment	1,307	5	-	-	1,312
Computer equipment	1,138	106	-	(83)	1,161
Renovations	3,826	-	-	-	3,826
Total	134,302	432	(93)	(83)	134,558

	ACCUMULATED DEPRECIATION					NET BOOK VALUE		
	At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	Write-off RM'000	At end of year RM'000	At beginning of year RM'000	At end of year RM'000	Depreciation charge for 2005 RM'000
Leasehold land and buildings under long lease	27,107	2,408	-	-	29,515	97,443	95,144	2,555
Plant, machinery and equipment	2,105	-	-	-	2,105	-	-	-
Motor vehicles	270	138	(93)	-	315	1,106	1,180	76
Furniture and office equipment	1,162	26	-	-	1,188	145	124	61
Computer equipment	761	102	-	(83)	780	377	381	111
Renovations	3,008	275	-	-	3,283	818	543	336
Total	34,413	2,949	(93)	(83)	37,186	99,889	97,372	3,139

Current additions to property, plant and equipment of the Group include finance costs amounting to RM Nil (2005: RM7,522,000).

Included in property, plant and equipment of the Group and of the Company are motor vehicles acquired under lease and hire-purchase arrangements with net book values of RM3,686,000 (2005: RM4,592,000) and RM1,040,000 (2005: RM996,000) respectively.

As of 30 June 2006, the titles to all parcels of leasehold land of the Company and certain parcels of freehold and leasehold land of subsidiary companies with carrying values totalling RM105.6 million (2005: RM105.6 million) have not been registered in the name of the Company and the respective subsidiary companies.

As of 30 June 2006, the leasehold land of the Company and property, plant and equipment of certain subsidiary companies with carrying values totalling RM1,429.5 million (2005: RM1,204.9 million) have been pledged as security for borrowings, LICB Bonds, USD Debts and BaIDS (Notes 34 to 37).

The depreciation charge is allocated as follows:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Income statements	**137,836**	132,621	**2,949**	3,139
Inventories (Note 24)	**2,788**	2,670	**-**	-
Plantation development expenditure (Note 16)	**156**	325	**-**	-
	140,780	135,616	**2,949**	3,139

15. FOREST CONCESSIONS

	The Group	
	2006 RM'000	2005 RM'000
At cost:		
Forest concessions	**388,200**	388,200
Cumulative amortisation:		
At beginning of year	**(87,268)**	(76,472)
Amortisation for the year	**(10,796)**	(10,796)
At end of year	**(98,064)**	(87,268)
Net	**290,136**	300,932

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concession are amortised evenly over their estimated useful lives of 16 years and 99 years, respectively.

16. PLANTATION DEVELOPMENT EXPENDITURE

	The Group	
	2006	**2005**
	RM'000	**RM'000**
At cost:		
At beginning of year	**151,358**	145,221
Additions for the year	**6,276**	6,137
At end of year	**157,634**	151,358
Cumulative amortisation:		
At beginning of year	**(4,499)**	(4,397)
Amortisation for the year	**(996)**	(102)
At end of year	**(5,495)**	(4,499)
Net	**152,139**	146,859

Additions to plantation development expenditure during the financial year include depreciation of property, plant and equipment amounting to RM156,000 (2005: RM325,000).

Current amortisation of RM996,000 (2005: RM102,000) has been charged to inventories.

17. LAND HELD FOR PROPERTY DEVELOPMENT AND PROPERTY DEVELOPMENT COSTS

(a) Land Held for Property Development

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
At beginning of year:				
Land costs	**63,786**	63,613	**53**	53
Development costs	**12,060**	12,060	**58**	58
	75,846	75,673	**111**	111
Costs incurred during the year:				
Land costs	**-**	2,828	**-**	-
Development costs	**1,528**	-	**-**	-
	1,528	2,828	**-**	-
Cost transferred to property development costs	**(4,657)**	(2,655)	**-**	-
Accumulated impairment losses:				
At beginning of year	**(21,631)**	(23,975)	**-**	-
Transfer to property development costs	**3,663**	2,344	**-**	-
	(17,968)	(21,631)	**-**	-
	54,749	54,215	**111**	111

(b) Property Development Costs

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Property development costs at beginning of year:				
Land costs	**15,734**	18,573	-	512
Development costs	**53,512**	69,488	-	3,773
	69,246	88,061	-	4,285
Costs incurred during the year:				
Development costs	**9,227**	13,305	-	4
Transfer from land held for property development	**4,657**	2,655	-	-
	83,130	104,021	-	4,289
Costs recognised as expenses in income statement:				
Previous years	**(24,077)**	(35,268)	-	(4,152)
Current year	**(8,307)**	(15,580)	-	(137)
Eliminated due to completion of projects	**24,082**	26,771	-	4,289
	(8,302)	(24,077)	-	-
Costs eliminated during the year due to completion of projects	**(27,435)**	(30,343)	-	(4,289)
Cost transferred to completed units	**(2,112)**	(4,432)	-	-
Accumulated impairment losses:				
At beginning of year	**(7,785)**	(10,152)	-	-
Transfer from land held for property development	**(3,663)**	(2,344)	-	-
Transfer to completed units	**194**	1,139	-	-
Eliminated due to completion of projects	**3,353**	3,572	-	-
	(7,901)	(7,785)	-	-
Net	**37,380**	37,384	-	-

As of 30 June 2006, certain parcels of land of the Group with carrying values totalling RM39.5 million (2005: RM39.5 million) have been charged as security for LICB Bonds and USD Debts (Note 35).

As of 30 June 2006, the titles to certain parcels of land held for development of the Group with carrying values totalling RM6.8 million (2005: RM7.8 million) have yet to be registered in the name of the subsidiary companies.

18. INVESTMENT IN SUBSIDIARY COMPANIES

	The Company	
	2006 RM'000	2005 RM'000
Shares quoted in Malaysia:		
At cost	**139,837**	139,837
Unquoted shares in Malaysia:		
At cost	**292,234**	292,234
Accumulated impairment losses	**(159,044)**	(146,140)
	133,190	146,094
Total	**273,027**	285,931
Market value of quoted shares	**143,834**	99,541

During the current financial year, the following transactions occurred:

(i) AMSB acquired the entire equity interest in Lion Waterway Logistics Sdn Bhd;

(ii) LFIB set up P.T. Lion Intimung Malinau;

(iii) Zhongsin Biotech Pte Ltd, a subsidiary company, completed the disposal of its entire investment in its subsidiary company, Hebei Weiyuan Heilen Bio-Chemical Co Ltd ("Hebei Weiyuan"), for a cash consideration of HKD6.22 million (approximately RM2.8 million). This transaction gave rise to a loss on disposal of approximately RM316,000 at the Group level; and

(iv) SFI Paper Pte Ltd, a wholly-owned subsidiary company of SFI which was dormant, has been struck off the Register of Companies, Singapore.

Except for item (iii) above, the other transactions do not have a material effect on the financial results of the Group for the current financial year and the financial position of the Group as of 30 June 2006.

The effects of the abovementioned disposal of Hebei Weiyuan on the financial results of the Group for the financial year are as follows:

	Disposal (Unaudited) (Up to the date of disposal) 2006 RM'000	Disposal (Audited) 2005 RM'000
Revenue	**1,630**	8,873
Operating expenses	**(1,702)**	(17,315)
Loss from operations	**(72)**	(8,442)
Finance costs	**-**	(59)
Loss before tax	**(72)**	(8,501)
Income tax expense	**-**	(41)
Loss after tax	**(72)**	(8,542)
Minority interests	**48**	5,685
Net loss attributable to shareholders of the Company	**(24)**	(2,857)

The effects of the abovementioned disposal of Hebei Weiyuan on the financial position of the Group as of 30 June 2006 are as follows:

	Disposal (Unaudited) (At the date of disposal) 2006 RM'000	Disposal (Audited) 2005 RM'000
Property, plant and equipment	**2,854**	3,009
Inventories	**2,796**	3,121
Trade receivables	**605**	598
Other receivables, deposits and prepayments	**1,390**	497
Deposits, cash and bank balances	**175**	569
Trade payables	**(749)**	(771)
Other payables, deposits and accruals	**(1,298)**	(1,290)
Minority interests	**(2,230)**	(2,204)
Net assets	**3,543**	3,529

During the previous financial year, the Company:

(i) disposed of its entire equity interest in a subsidiary company, Lion Klang Parade Bhd ("LKPB"); and

(ii) announced the commencement of the voluntary liquidation proceedings of Tianjin Hua Shi Auto Meter Co Ltd ("Tianjin Hua Shi").

The effects of the abovementioned disposal of LKPB and liquidation of Tianjin Hua Shi on the financial results of the Group for the previous financial year were as follows:

	Disposal/ Liquidation (Unaudited) (Up to the dates of disposal and liquidation) 2005 RM'000
Revenue	11,495
Operating expenses	(7,600)
Profit from operations	3,895
Finance costs	(127)
Profit before tax	3,768
Income tax expense	-
Profit after tax	3,768
Minority interests	1,070
Net profit attributable to shareholders of the Company	4,838

The effects of the abovementioned disposal of LKPB and liquidation of Tianjin Hua Shi on the financial position of the Group as of 30 June 2005 were as follows:

	Disposal/ Liquidation (Unaudited) (At the dates of disposal and liquidation) 2005 RM'000
Property, plant and equipment	20,709
Investment property	109,315
Expenditure carried forward	1,852
Inventories	3,209
Trade receivables	339
Other receivables, deposits and prepayments	4,429
Deposits, cash and bank balances	1,929
Trade payables	(6,744)
Other payables, deposits and accruals	(15,116)
Short-term borrowings	(5,967)
Minority interests	(3,604)
Net assets	110,351

19. INVESTMENT IN ASSOCIATED COMPANIES

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
At cost:				
Quoted investment	**283,278**	292,150	**24,341**	33,213
Unquoted investments	**93,100**	96,019	**-**	-
	376,378	388,169	**24,341**	33,213
Share in post-acquisition results less dividend received	**94,076**	91,052	**-**	-
	470,454	479,221	**24,341**	33,213
Market value of quoted investment	**668,489**	314,884	**171,775**	100,952

The carrying value of the Group's investment in associated companies is represented by:

	The Group	
	2006	2005
	RM'000	RM'000
Share of net assets (excluding goodwill)	**389,806**	429,847
Share of goodwill of associated companies	**92,024**	66,700
	481,830	496,547
Premium on acquisition	**524**	524
	482,354	497,071
Negative goodwill on acquisition	**(11,900)**	(17,850)
	470,454	479,221

Included in the investment in associated companies is cumulative exchange gain of RM21.0 million (2005: RM23.8 million) arising on year end translation of investment in foreign incorporated associated companies.

The Group's share in losses of certain associated companies have been recognised to the extent of the carrying amount of the investments. The cumulative and current year's unrecognised share of losses amounted to RM30.2 million (2005: RM22.8 million) and RM7.4 million (2005: RM7.8 million) respectively.

20. LONG-TERM INVESTMENTS

	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Shares quoted in Malaysia:				
At cost	**65,882**	65,882	**39,039**	39,039
Allowance for diminution in value of investments	**(55,222)**	(43,000)	**(33,125)**	(24,000)
	10,660	22,882	**5,914**	15,039
Shares quoted outside Malaysia:				
At cost	**56**	56	**56**	56
Allowance for diminution in value of investments	**(35)**	-	**(35)**	-
	21	56	**21**	56
Unquoted investments:				
At cost				
Ordinary shares	**16,151**	33,337	**400**	400
Preference shares	**-**	30,520	**-**	30,520
RCCPS*	**6,700**	6,700	**-**	-
RCULS**	**1,720**	4,778	**1,720**	-
	24,571	75,335	**2,120**	30,920
Redeemable within one year (Note 26)	**-**	(30,520)	**-**	(30,520)
	24,571	44,815	**2,120**	400
Allowance for diminution in value of investments	**(227)**	(227)	**-**	-
	24,344	44,588	**2,120**	400
Unquoted bonds (at cost, adjusted for accretion of interest)	**185,798**	184,272	**39,940**	39,363
Redeemable within one year (Note 26)	**(54,705)**	(9,470)	**(17,207)**	(2,383)
	131,093	174,802	**22,733**	36,980
Total	**166,118**	242,328	**30,788**	52,475
Market value of quoted shares	**10,706**	13,163	**5,941**	7,219

* Represents redeemable cumulative convertible preference shares issued by Silverstone Corporation Berhad.

** Represents redeemable convertible unsecured loan stocks issued by Lion Diversified Holdings Berhad.

Certain of the Group's investments with carrying values totalling RM218.6 million (2005: RM276.8 million) have been charged as security for borrowings, LICB Bonds and USD Debts (Notes 34, 35 and 37).

The unquoted preference shares represent the 5-year cumulative redeemable preference shares of RM0.01 each ("RPS") in Likom Computer System Sdn Bhd ("LCS"), a related party of the Company. These RPS were fully redeemed during the current financial year.

The investment in unquoted bonds of the Company and of certain subsidiary companies bear a yield to maturity of 7.75% and 4.75% (2005: 7.75% and 4.75%) per annum respectively.

21. DEFERRED TAX ASSETS/LIABILITIES

Deferred Tax Assets

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
At beginning of year	**33,419**	33,457	-	-
Transfer from/(to) income statement (Note 12)	**109,900**	(38)	-	-
At end of year	**143,319**	33,419	-	-

Deferred Tax Liabilities

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
At beginning of year	**142,075**	107,443	**3,036**	3,036
Transfer from/(to) income statement (Note 12)	**(6,254)**	34,632	**(1,407)**	-
At end of year	**135,821**	142,075	**1,629**	3,036

The deferred tax assets of the Group represent the tax effects of the following:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Temporary differences arising from:				
Property, plant and equipment	**(142,434)**	(140,108)	-	-
Plantation development expenditure	**(40,326)**	(39,313)	-	-
Others	**7,866**	8,269	-	-
Unutilised tax losses	**496,525**	492,276	-	-
Unabsorbed capital allowances	**294,208**	266,622	-	-
	615,839	587,746	-	-
Less: Deferred tax asset not recognised	**(472,520)**	(554,327)	-	-
Deferred tax asset recognised	**143,319**	33,419	-	-

The deferred tax liabilities of the Group and of the Company represent the tax effects of the following:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Temporary differences arising from:				
Group's acquisition cost over tax base cost of certain development properties	**2,953**	2,882	-	-
Property, plant and equipment	**133,912**	139,297	**3,421**	3,036
Others	**748**	(104)	-	-
Unabsorbed capital allowances and unutilised tax losses	**(1,792)**	-	**(1,792)**	-
	135,821	142,075	**1,629**	3,036

The unabsorbed capital allowances and unutilised tax losses claimed are subject to the agreement with the tax authorities.

22. EXPENDITURE CARRIED FORWARD

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
At cost:				
At beginning of year	**2,685**	20,169	**140**	1,463
Additions during the year	**647**	3	-	-
Translation difference	**1**	-	-	-
Disposal/liquidation of subsidiary companies	-	(16,164)	-	-
Write-offs	-	(1,323)	-	(1,323)
At end of year	**3,333**	2,685	**140**	140
Cumulative amortisation:				
At beginning of year	**(1,784)**	(15,325)	-	(1,323)
Amortisation for the year	**(68)**	(2,094)	-	-
Disposal/liquidation of subsidiary companies	-	14,312	-	-
Write-offs	-	1,323	-	1,323
At end of year	**(1,852)**	(1,784)	-	-
Net	**1,481**	901	**140**	140

23. GOODWILL

	The Group	
	2006	2005
	RM'000	RM'000
At cost:		
At beginning and end of year	**499,394**	499,394
Cumulative amortisation:		
At beginning of year	**(187,141)**	(167,156)
Amortisation for the year	**(19,983)**	(19,985)
At end of year	**(207,124)**	(187,141)
Cumulative impairment loss:		
At beginning of year	**-**	-
Impairment loss from:		
Proposed disposal of indirect subsidiary company	**(161,076)**	-
Others	**(560)**	-
At end of year	**(161,636)**	-
Net	**130,634**	312,253

The proposed disposal of SFI, a 98% owned subsidiary company of LFIB, as disclosed in the Significant Corporate Events in the Directors' Report indicates that the carrying value of SFI is in excess of its recoverable amount. Accordingly, an impairment loss of RM161,076,000 in respect of goodwill on consolidation of SFI has been made by LFIB. Out of this amount, RM130,376,000 (net of minority interests of the Group) was set-off against the negative goodwill on consolidation of LFIB.

24. INVENTORIES

Inventories consist of the following:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Property:				
Completed units for sale (net of provision for write down of RM3,777,000 (2005: RM4,266,000) for the Group)	**11,141**	10,696	**43**	43
Products at cost:				
Raw materials	**368,542**	453,529	-	-
Work-in-progress	**8,874**	6,090	-	-
Finished goods	**198,403**	310,344	-	-
General and consumable stores	**140,384**	124,003	-	-
Engineering spares	**36,878**	37,632	-	-
Trading merchandise	**12,018**	9,191	-	-
Goods-in-transit	**59,317**	123,970	-	-
	824,416	1,064,759	-	-
Less: Allowance for inventories obsolescence	**(11,148)**	(7,707)	-	-
	813,268	1,057,052	-	-
Net	**824,409**	1,067,748	**43**	43

Certain of the Group's inventories with carrying values totalling RM704.5 million (2005: RM659.9 million) have been charged as security for short-term borrowings (Note 34), long-term borrowings (Note 37) and BaIDS (Note 36) obtained by the Group.

Charges to inventories include depreciation of property, plant and equipment of RM2,788,000 (2005: RM2,670,000) and amortisation of plantation development expenditure of RM996,000 (2005: RM102,000).

25. AMOUNT DUE BY/(TO) CONTRACT CUSTOMERS

Amount due by/(to) contract customers (denominated in Ringgit Malaysia), pertaining to subsidiary companies, consist of the following:

	The Group	
	2006 RM'000	2005 RM'000
Contract cost	**132,583**	663,107
Profit attributable to work performed todate	**6,101**	23,066
Total	**138,684**	686,173
Progress billings	**(138,017)**	(685,122)
Amount due by contract customers	**667**	1,051
Contract cost	**580,648**	96,435
Profit attributable to work performed todate	**17,131**	3,021
Total	**597,779**	99,456
Progress billings	**(599,164)**	(100,638)
Amount due to contract customers	**(1,385)**	(1,182)

As of 30 June 2006, retentions held by customers for contract works amounted to RM3,721,000 (2005: RM3,726,000).

26. SHORT-TERM INVESTMENTS

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Redeemable within one year (Note 20):				
Preference shares	**-**	30,520	**-**	30,520
Unquoted bonds	**54,705**	9,470	**17,207**	2,383
Total	**54,705**	39,990	**17,207**	32,903

27. TRADE RECEIVABLES

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Trade receivables	**512,269**	523,732	**60**	808
Less: Allowance for doubtful receivables	**(5,877)**	(8,167)	**-**	-
	506,392	515,565	**60**	808
Retention monies	**3,721**	3,726	**-**	-
	510,113	519,291	**60**	808

The credit period granted to customers range from 21 to 90 days (2005: 30 to 90 days).

The currency exposure profile of trade receivables is as follows:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	**460,454**	500,111	**60**	808
United States Dollar	**45,271**	15,226	**-**	-
Singapore Dollar	**2,396**	3,041	**-**	-
Renminbi	**1,992**	913	**-**	-
	510,113	519,291	**60**	808

As of 30 June 2006, the receivables of the Group amounting to RM270.2 million (2005: RM261.1 million) have been charged as security, by way of floating charge, for borrowings obtained by the Group (Notes 34 and 37).

The Group has no significant concentration of credit risks that may arise from exposure to a single customer or to groups of customers.

28. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Other receivables	116,102	176,599	65,315	72,424
Less: Allowance for doubtful receivables	(10,668)	(10,498)	(1,390)	(1,037)
	105,434	166,101	63,925	71,387
Tax recoverable	29,722	28,520	6,024	4,290
Refundable deposits	7,495	8,580	622	834
Prepayments	143,023	57,066	1,436	1,057
	285,674	260,267	72,007	77,568

As of 30 June 2006, the other receivables, deposits and prepayments of the Group with carrying value of RM150.6 million (2005: RM71.1 million) have been charged as security for the borrowings obtained by the Group (Notes 34 and 37).

The currency exposure profile of other receivables, deposits and prepayments is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Ringgit Malaysia	266,548	253,022	72,007	77,568
Renminbi	18,963	6,647	-	-
Others	163	598	-	-
	285,674	260,267	72,007	77,568

29. RELATED COMPANY TRANSACTIONS

(a) Amount owing by/to subsidiary companies

Amount owing by/to subsidiary companies comprises:

	The Company	
	2006 RM'000	2005 RM'000
Amount owing by subsidiary companies	**1,306,917**	1,298,480
Less: Allowance for doubtful receivables	**(110,088)**	(110,088)
	1,196,829	1,188,392
Amount owing to subsidiary companies	**264,010**	252,882

The amounts owing by/to subsidiary companies arose mainly from inter-company advances, novation of debts, interest and dividend receivable and payable.

The amount owing by subsidiary companies are either interest-free or bear interest at 1% or 8% (2005: either interest-free or bear interest at 1% or 8%) per annum and have no fixed repayment terms.

The amount owing to subsidiary companies are either interest-free or bear interest at 1% or 8% (2005: either interest-free or bear interest at 1% or 8%) per annum and have no fixed repayment terms.

The currency exposure profile of balances owing by subsidiary companies is as follows:

	The Company	
	2006 RM'000	2005 RM'000
Ringgit Malaysia	**1,104,675**	1,095,352
Singapore Dollar	**92,114**	92,971
Renminbi	**40**	69
	1,196,829	1,188,392

The currency exposure profile of balances owing to subsidiary companies is as follows:

	The Company	
	2006 RM'000	2005 RM'000
Ringgit Malaysia	**207,293**	196,152
United States Dollar	**56,717**	56,730
	264,010	252,882

(b) Amount owing by an associated company

The amount owing by an associated company arose from advances. It is denominated in Renminbi, interest-free (2005: interest-free) and has no fixed repayment terms.

(c) Financing of up to RM100 million to Amsteel Mills Sdn Bhd

The Company obtained the approval of its shareholders at an Extraordinary General Meeting held on 15 June 2004 to borrow up to RM100 million, for financing required to complete and run the meltshop facility located in Banting, Selangor Darul Ehsan by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary company of the Company, from Lion Forest Industries Berhad ("LFIB"), an 83% (subsequently diluted to 80% as of 30 June 2006) owned subsidiary company of the Company, the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd ("SFI"), a 98% owned subsidiary company of LFIB.

The amount receivable from AMSB and amount payable to LFIB and the interest income and expense amounting to RM9.5 million (2005: RM11.3 million) arising therefrom have been offset in the financial statements as the Company has a legal enforceable right to offset these amounts and also has the intention to realise the receivable and settle the liability simultaneously. The said amount bears interest at 12% (2005: 12%) per annum.

(d) Deferred Shares of SFI

As of 30 June 2006, SFI, a subsidiary company, has in issue 146 million deferred shares of RM1.00 each, held by Avenel Sdn Bhd ("Avenel"). The said deferred shares, which do not carry any entitlement to dividend, voting rights and rights to receive notice of general meetings, are only entitled to a repayment of capital after the ordinary shares in the event of a winding-up. The said deferred shares are redeemable at any time at the option of SFI. As of the end of the financial year, the said deferred shares amounting to RM109.5 million (2005: RM109.5 million) pertaining to minority shareholders have been included as part of the minority interests of the Group.

30. DEPOSITS, CASH AND BANK BALANCES

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Fixed deposits with:				
Licensed banks:				
Restricted	**57,162**	6,000	**600**	6,000
Unrestricted	**100,633**	108,810	**11,950**	19,456
	157,795	114,810	**12,550**	25,456
Housing Development Accounts	**21,677**	20,072	**10,084**	10,964
Cash and bank balances:				
Restricted	**15,200**	3,803	**774**	1,595
Unrestricted	**53,397**	55,271	**3,564**	190
	248,069	193,956	**26,972**	38,205

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the Company and certain subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Included in deposits with licensed banks and cash and bank balances of the Group and of the Company are amounts totalling RM72.4 million (2005: RM9.8 million) and RM1.4 million (2005: RM7.6 million), respectively, which have been earmarked for the purposes of repayment of borrowings, LICB Bonds, USD Debts and BaIDS (Notes 34 to 37) and pledged as security for bank guarantees granted.

The average effective interest rates during the financial year were as follows:

	The Group		The Company	
	2006	2005	2006	2005
Fixed deposits with licensed banks	**2.6%**	2.3%	**2.7%**	2.5%

Deposits of the Group and of the Company have an average maturity of 27 days (2005: 24 days).

The currency exposure profile of deposits, cash and bank balances is as follows:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	**202,636**	165,050	**26,972**	38,205
Renminbi	**23,429**	25,345	**-**	-
United States Dollar	**21,924**	2,327	**-**	-
Singapore Dollar	**80**	1,234	**-**	-
	248,069	193,956	**26,972**	38,205

The deposits, cash and bank balances denominated in Renminbi of the subsidiary companies in the People's Republic of China ("PRC") are subject to the exchange control restrictions of that country. The deposits, cash and bank balances are available for use by the subsidiary companies in the PRC and the exchange control restrictions will only apply if the monies are to be remitted to another country outside the PRC.

31. TRADE PAYABLES

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Trade payables	**274,968**	465,181	**139**	133
Retention monies	**5,372**	5,526	**1,025**	1,129
	280,340	470,707	**1,164**	1,262

The normal credit period granted to the Group and the Company for trade purchases range from 30 to 60 days (2005: 30 to 60 days).

The currency exposure profile of trade payables is as follows:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	**229,605**	464,362	**1,164**	1,262
United States Dollar	**29,144**	1,402	**-**	-
Renminbi	**12,902**	4,908	**-**	-
Singapore Dollar	**4,562**	-	**-**	-
Euro	**3,975**	-	**-**	-
Others	**152**	35	**-**	-
	280,340	470,707	**1,164**	1,262

32. OTHER PAYABLES, DEPOSITS AND ACCRUALS

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Other payables and deposits	**318,143**	230,180	**8,858**	8,972
Accrued expenses	**146,725**	180,418	**2,570**	2,921
	464,868	410,598	**11,428**	11,893

The currency exposure profile of other payables, deposits and accruals is as follows:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	**453,467**	348,977	**11,428**	11,893
Renminbi	**11,373**	60,444	**-**	-
Others	**28**	1,177	**-**	-
	464,868	410,598	**11,428**	11,893

Included in other payables of the Group is an amount of RM3,789,000 (2005: RM40,295,000) owing to Shandong LuHe Group Co Ltd, a corporate shareholder of Shandong Silverstone LuHe Rubber & Tyre Co Ltd, a subsidiary company. The said amount, which is denominated in Renminbi, arose from payments made on behalf of the subsidiary company and bears interest at rates ranging from 5.58% to 7.25% (2005: 5.58% to 7.25%) per annum and has no fixed repayment terms.

33. LEASE AND HIRE-PURCHASE PAYABLES

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Lease and hire-purchase	**2,798**	3,502	**652**	731
Portion due within one year (shown under current liabilities)	**(1,138)**	(1,090)	**(171)**	(147)
Non-current portion	**1,660**	2,412	**481**	584

The non-current portion of the lease and hire-purchase obligations are payable as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Financial years ending 30 June:				
2007	**-**	761	**-**	156
2008	**1,010**	705	**180**	165
2009	**516**	671	**189**	173
2010 and thereafter	**134**	275	**112**	90
	1,660	2,412	**481**	584

Lease and hire-purchase obligations, which are denominated in Ringgit Malaysia, bear interest at rates ranging from 2.8% to 6.8% (2005: 3.5% to 10.0%) per annum.

34. SHORT-TERM BORROWINGS

	The Group	
	2006	2005
	RM'000	RM'000
Short-term loans from financial institutions:		
Secured	**1,063**	1,063
Bank overdrafts:		
Secured	**41,672**	89,195
Unsecured	**-**	372
Bills payable	**153,377**	113,164
Portion of long-term loans due within one year (Note 37):		
Secured	**68,390**	229,630
Unsecured	**1,000**	416
	265,502	433,840

The short-term borrowings pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment (Note 14) and other assets of the subsidiary companies.

The short-term borrowings bear interest at rates ranging from 4.4% to 8.5% (2005: 5.4% to 8.5%) per annum.

The currency exposure profile of short-term borrowings is as follows:

	The Group	
	2006	2005
	RM'000	RM'000
Ringgit Malaysia	227,654	319,941
United States Dollar	30,058	113,899
Renminbi	7,790	-
	265,502	433,840

35. LICB BONDS AND USD DEBTS – SECURED

	The Group		The Company	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
LICB Bonds issued to Scheme Creditors:				
At beginning of year	240,132	318,507	240,132	318,507
Accreted interest	12,668	17,329	12,668	17,329
Redeemed during the year	(56,326)	(95,704)	(56,326)	(95,704)
At end of year	196,474	240,132	196,474	240,132
LICB Bonds issued to subsidiary/ associated companies:				
At beginning of year	21,150	24,507	72,102	83,545
Accreted interest	1,116	1,400	3,804	4,725
Redeemed during the year	(4,960)	(4,757)	(16,913)	(16,168)
At end of year	17,306	21,150	58,993	72,102
USD Debts issued to Scheme Creditors:				
At beginning of year	162,917	179,610	-	-
Accreted interest	7,744	8,983	-	-
Paid during the year	(31,259)	(25,676)	-	-
Unrealised gain on foreign exchange	(4,684)	-	-	-
At end of year	134,718	162,917	-	-
USD Debts issued to a subsidiary company, LLB Harta (L) Limited ("LICB Debts"):				
At beginning of year	-	-	164,331	180,637
Accreted interest	-	-	7,988	9,371
Paid during the year	-	-	(31,247)	(25,677)
Unrealised gain on foreign exchange	-	-	(4,745)	-
At end of year	-	-	136,327	164,331
	348,498	424,199	391,794	476,565

(Forward)

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Portion payable within one year:				
LICB Bonds issued to:				
Scheme Creditors	**(140,346)**	(54,468)	**(140,346)**	(54,468)
Subsidiary/associated companies	**(12,363)**	(4,798)	**(42,142)**	(16,356)
USD Debts issued to:				
Scheme Creditors	**(113,594)**	(29,693)	**-**	-
a subsidiary company	**-**	-	**(114,868)**	(29,789)
	(266,303)	(88,959)	**(297,356)**	(100,613)
Non-current portion	**82,195**	335,240	**94,438**	375,952
Borrowing costs (net of annual amortisation of RM1.9 million for the Group and the Company for 9 years) *	**(9,379)**	(11,254)	**(9,379)**	(11,254)
Net	**72,816**	323,986	**85,059**	364,698

The non-current portion of the LICB Bonds and USD Debts is redeemable/repayable as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Financial years ending 30 June:				
2007	**-**	265,781	**-**	296,855
2008	**9,498**	9,597	**10,874**	10,874
2009	**10,021**	10,130	**11,468**	11,468
2010 and thereafter	**62,676**	49,732	**72,096**	56,755
	82,195	335,240	**94,438**	375,952

* Borrowing costs represent ordinary shares issued by the Company as a yield enhancement to the cash yield to maturity in order to enhance the return to the Scheme Creditors.

The currency exposure profile of LICB Bonds and USD Debts is as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Ringgit Malaysia	**213,780**	261,282	**255,467**	312,234
United States Dollar	**134,718**	162,917	**136,327**	164,331
	348,498	424,199	**391,794**	476,565

Pursuant to the implementation of the GWRS in 2003, the Group issued RM denominated bonds ("LICB Bonds") and USD consolidated and rescheduled debts ("USD Debts") to the Scheme Creditors as part of the settlement of debts.

The LICB Debts issued by the Company to LLB Harta (L) Limited ("Harta (L)") serves as asset backing to Harta (L) for the repayment of the USD Debts issued by Harta (L) to the Scheme Creditors.

Both the LICB Bonds and USD Debts constitute direct, unsubordinated and secured obligations of the Group.

The principal terms and conditions of the LICB Bonds and USD Debts are as follows:

(i) The LICB Bonds are only transferable to persons who are the first holders of the LICB Bonds issued by the Company whilst the USD Debts are freely transferable.

(ii) The tranches of LICB Bonds and USD Debts are as follows:

	Class	Nominal Amount RM'000	Net Present Value RM'000	Tenure (years)	Cash Yield to Maturity (per annum)
Issued by the Company:					
LICB Bonds					
- to Scheme Creditors	A	89,620	78,728	2	6.00%
	B	325,390	249,669	9	5.75%
		415,010	328,397		
- to subsidiary companies	B	97,705	74,969	9	5.75%
		512,715	403,366		
USD Debts ("LICB Debts")					
- to a subsidiary company, Harta (L)	B	206,348	162,336	9	5.25%
Issued by a subsidiary company, Harta (L):					
USD Debts					
- to Scheme Creditors	B	204,463	162,334	9	5.00%

The LICB Bonds and USD Debts are redeemable/repayable annually on 31 December of each calendar year and are subject to late payment charge of 1% per annum above the cash yield to maturity.

(iii) The Security Trustee holds the following securities ("Securities") for the benefit of the holders of the LICB Bonds and USD Debts issued by the Group:

(a) The assets included in the proposed divestment programme for the Group. If there is an existing charge on any such assets, the Security Trustee will take a lower priority security interest.

(b) The Amsteel Corporation Berhad ("Amsteel") Bonds and Amsteel shares attached to the Amsteel Bonds received by the Company (Note 20).

(c) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows means cash flows from the following sources:

(a) net surplus proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently a charge, if applicable;

(b) net proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently no charge;

(c) proceeds from the redemption of the Amsteel Bonds;

(d) any Back-End Amount and Loyalty Payment received by the Company as a holder of the Amsteel Bonds;

(e) net proceeds from the disposal of Amsteel shares received by the Company pursuant to the GWRS for the Group;

(f) net proceeds from the disposal of equity-kicker shares attached to the Amsteel Bonds;

(g) dividend payments from Sabah Forest Industries Sdn Bhd from year 2002 to 2011; and

(h) subject to the proportions allocated to holders of the LICB Bonds and the USD Debts, net proceeds from the disposal of any residual assets (other than assets in the proposed divestment programme for the Group) of the Group.

Monies captured in the Redemption Account can only be used towards redemption of the LICB Bonds and repayment of the USD Debts (including payment of taxes, fees and other costs relating to the GWRS) and cannot be utilised for any other purposes.

LICB Bonds and USD Debts ranked *pari passu* amongst each other over the Securities held by the Security Trustee under items (a) to (c) above.

In addition, the following are securities provided in respect of the USD Debts issued by Harta (L), a subsidiary company:

(a) assignment of all the rights attaching to the LICB Debts to Harta (L), including the rights to receive payments from the Company and rights to other entitlements;

(b) a debenture over the LICB Debts of Harta (L);

(c) a charge over the Redemption Account of Harta (L). The Redemption Account will capture the proceeds from the repayment of the LICB Debts; and

(d) corporate guarantee by the Company to the Facility Agent for the benefit of holders of the USD Debts.

LICB Bonds and USD Debts ranked *pari passu* with all other unsecured and unsubordinated creditors of the Company in respect of the Company's assets which are not part of the Securities and Dedicated Cash Flows.

As reported in the previous year's financial statements, in consideration of the holders of LICB Bonds and USD Debts granting the indulgence and approval to vary the redemption date and the repayment date of LICB Bonds and USD Debts in prior years, the following additional securities were charged in favour of the Security Trustee:

(i) 665,181,000 ordinary shares of RM1.00 each in AMSB representing 99% of the issued and paid-up capital of AMSB;

(ii) 42,518,645 ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad ("LDHB") representing 6.26% of the issued and paid-up capital of LDHB;

(iii) 47,627,236 ordinary shares of RM1.00 each in LFIB representing 22.66% of the issued and paid-up capital of LFIB; and

(iv) shares in subsidiary companies of the Company, other than AMSB, LDHB (became associated company since 2005) and LFIB, with an adjusted net tangible assets of RM5 million or more, if any, provided such shares are not encumbered.

36. BAI' BITHAMAN AJIL ISLAMIC DEBT SECURITIES ("BaIDS")

	The Group	
	2006	2005
	RM'000	RM'000
Secured:		
BaIDS	500,000	-
Portion due within 12 months (shown under current liabilities)	(40,000)	-
Non-current portion	460,000	-

The non-current portion is repayable as follows:

	The Group	
	2006	2005
	RM'000	RM'000
Financial years ending June 30:		
2008	60,000	-
2009	70,000	-
2010	90,000	-
2011	110,000	-
2012	130,000	-
	460,000	-

On 30 August 2005, Antara, an indirect subsidiary company, issued 6-year RM500 million Bai' Bithaman Ajil Islamic Debt Securities to part finance the acquisition of the hot briquetted iron operations and assets in Labuan ("Labuan Operations") from its immediate holding company, AMSB, to upgrade the existing plant of Antara and Labuan Operations and for working capital purposes.

The BaIDS were issued with the following tenure from the date of the first issuance of the BaIDS and the face value of the BaIDS are computed based on the profit rates specified for each series of the BaIDS as follows:

Series	Amount (RM'000)	Tenure	Profit rates
A – issued	40,000	1	6.4%
B – issued	60,000	2	6.9%
C – issued	70,000	3	7.4%
D – issued	90,000	4	7.9%
E – issued	110,000	5	8.4%
F – issued	130,000	6	8.7%
	500,000		

The implicit yield-to-maturity for this financing facility is repayable semi-annually commencing on 28 February 2006.

The BaIDS are secured by the following:

(a) National Land Code ("NLC") charges over three pieces of lands and the lease of the land all located at Mukim Plentong, Daerah Johor Bahru, Negeri Johor ("BaIDS Charges") where Antara's existing fully-integrated steel plant is located ("Antara Steel Plant");

Prior to the utilisation of proceeds from the BaIDS, the BaIDS Charges shall rank after the existing charges under the NLC created in favour of the security agent for the lenders of AMSB ("Existing Charges"). On and subsequent to the utilisation of the proceeds from the BaIDS, the BaIDS Charges shall rank prior to the Existing Charges;

(b) A debenture creating a fixed and floating charge over all existing and future assets of Antara ("BaIDS Debenture"). Prior to the utilisation of proceeds from the BaIDS, the BaIDS Debenture shall rank after the debenture created in favour of the security agent for the lenders of AMSB ("Existing Debenture"). On and subsequent to the utilisation of the proceeds from the BaIDS, the BaIDS Debenture shall rank prior to the Existing Debenture;

(c) Assignment and first charge over the designated accounts opened and maintained by Antara in relation to the BaIDS;

(d) Assignment of all performance and/or design bonds and all other guarantees and benefits to be issued in favour of Antara (if any) in relation to the capital expenditure/upgrading works for the Antara Steel Plant and the hot briquetted iron ("HBI") operations; and

(e) Assignment of all insurance policies and contracts of insurance and reinsurance and all the benefits thereof received or receivable by Antara in relation to the Antara Steel Plant and the HBI operations.

37. LONG-TERM BORROWINGS

	The Group	
	2006	**2005**
	RM'000	**RM'000**
Outstanding loans:		
Secured:		
Principal	**1,245,297**	1,433,498
Portion due within one year (Note 34)	**(68,390)**	(229,630)
	1,176,907	1,203,868
Unsecured:		
Principal	**1,730**	2,730
Portion due within one year (Note 34)	**(1,000)**	(416)
	730	2,314
Non-current portion	**1,177,637**	1,206,182

The non-current portion is repayable as follows:

	The Group	
	2006 RM'000	2005 RM'000
Financial years ending 30 June:		
2007	-	61,432
2008	**282,757**	301,832
2009	**268,093**	274,320
2010 and thereafter	**626,787**	568,598
	1,177,637	1,206,182

The long-term borrowings pertaining to certain subsidiary companies are secured against property, plant and equipment (Note 14) and fixed and floating charge over the other assets of the said subsidiary companies.

The long-term borrowings bear interest at rates ranging from 5.8% to 7.0% (2005: 5.8% to 8.5%) per annum.

The currency exposure profile of long-term borrowings is as follows:

	The Group	
	2006 RM'000	2005 RM'000
Ringgit Malaysia	**601,725**	638,293
United States Dollar	**548,819**	567,889
Renminbi	**27,093**	-
	1,177,637	1,206,182

38. DEFERRED LIABILITIES

	The Group	
	2006 RM'000	2005 RM'000
Deferred payables	-	48,840

Deferred payables in 2005 pertaining to a subsidiary company, AMSB, represent the restructured liabilities pertaining to the acquisition of plant and equipment. The amounts are unsecured and interest-free.

The amount was partially settled with the outstanding balance of RM25,570,000 being reclassified to other payables and accrued expenses in 2006.

39. SHARE CAPITAL

	The Group and The Company	
	2006	**2005**
	RM'000	**RM'000**
Ordinary shares of RM1.00 each		
Authorised:		
At beginning of year	**750,000**	750,000
Created during the year	**250,000**	-
At end of year	**1,000,000**	750,000
Issued and fully paid:		
At beginning of year	**697,056**	679,235
Issued during the year	**46**	17,821
At end of year	**697,102**	697,056

As approved by the shareholders of the Company at an Extraordinary General Meeting held on 23 August 2005, the authorised share capital of the Company was increased from RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each to RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1.00 each by the creation of an additional 250,000,000 new ordinary shares of RM1.00 each in the Company.

During the financial year, the issued and paid-up share capital of the Company was increased from RM697,056,465 divided into 697,056,465 ordinary shares of RM1.00 each to RM697,102,765 divided into 697,102,765 ordinary shares of RM1.00 each by the issuance of 46,300 new ordinary shares of RM1.00 each at RM1.037 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the previous financial year, the issued and paid-up share capital of the Company was increased from RM679,235,465 divided into 679,235,465 ordinary shares of RM1.00 each to RM697,056,465 divided into 697,056,465 ordinary shares of RM1.00 each by the issuance of 17,821,000 new ordinary shares of RM1.00 each at par for cash pursuant to the previous ESOS of the Company.

The new ordinary shares issued ranked *pari passu* in all respects with the then existing ordinary shares of the Company.

Following the expiry of the previous Executive Share Option Scheme ("ESOS") on 14 May 2005, a new ESOS was approved by the shareholders at an Extraordinary General Meeting held on 23 August 2005 and implemented on 1 September 2005 for a period of five years.

The main features of the new ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed on a continuous full time basis for a period of not less than six months on the date of offer shall be eligible to participate in the ESOS.

(b) The aggregate number of options exercised and options offered and to be offered under the ESOS shall not exceed 15% of the issued and paid-up share capital of the Company at any one time during the duration of the ESOS subject to the following being complied with:

   (i) not more than 50% of the shares available under the scheme shall be allocated, in aggregate, to executive directors and senior management; and

   (ii) not more than 10% of the shares available under the scheme shall be allocated to any eligible executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Listing Requirements of Bursa Malaysia Securities Berhad), holds 20% or more of the issued and paid-up capital of the Company.

(c) No options shall be granted for less than 100 ordinary shares nor more than the maximum allowable allotment and each grant of options shall be in multiples of 100 ordinary shares.

(d) The subscription price of each ordinary share under the ESOS shall be the weighted average market price of the shares for the 5 market days immediately preceding the date of offer on which the shares were traded with a discount of not more than 10%, or the par value of the shares, whichever is the higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

During the financial year, the Company granted options to eligible executives and executive Directors of the Group at a subscription price of RM1.037 per share. The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the current financial year are as follows:

		Number of options				
Exercisable from	**Subscription price per share RM**	**Balance as of 1.9.2005**	***Granted***	**Exercised**	**Lapsed**	**Balance as of 30.6.2006**
9.5.2006	1.037	-	8,691,300	(46,300)	(655,600)	7,989,400

The exercise period for the options will expire on 31 August 2010.

Details of share options exercised during the current financial year and the fair value, of shares issued at date of exercise are as follows:

Exercise date	**Fair value per share at exercise date RM**	**Exercise price per share RM**	**Number of share options**
June 2006	1.20	1.037	46,300

	RM
Ordinary share capital – at par	46,300
Share premium	1,713
Proceeds received on exercise of share options	48,013
Fair value of shares issued at date of exercise	55,560

40. RESERVES

	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Non-distributable reserves:				
Share premium	**515,192**	515,190	**515,192**	515,190
Translation adjustment account	**30,046**	34,560	**-**	-
Negative goodwill	**605,122**	769,593	**-**	-
	1,150,360	1,319,343	**515,192**	515,190
Unappropriated profit/(Accumulated loss)	**162,362**	261,589	**(134,695)**	(137,683)
	1,312,722	1,580,932	**380,497**	377,507

Share premium

Share premium arose from the issue of shares in the Company at a premium.

Translation adjustment account

Exchange differences arising from the translation of foreign subsidiary and associated companies are taken to the translation adjustment account.

Negative goodwill

Negative goodwill represents the excess of the fair value of the identifiable net assets over the purchase consideration for an acquisition at the date of acquisition.

Unappropriated profit/(Accumulated loss)

Based on the prevailing tax rate applicable to dividends, the estimated tax credits available and the tax exempt income mentioned in Note 12, the Company has sufficient tax credits to frank the payment of dividends of approximately RM45 million (2005: RM63 million) without additional tax liabilities being incurred. Any dividend paid in excess of this amount would result in tax liability calculated at 28% on the gross amount of the additional dividend paid.

41. DIVIDEND

A first and final dividend of 1%, less tax, amounting to RM5.0 million proposed in respect of ordinary shares in the previous financial year and dealt with in the previous directors' report was paid by the Company during the financial year.

The Directors propose a first and final dividend of 0.5%, less tax, amounting to RM2.5 million in respect of the current financial year. The dividend, which is subject to approval by the shareholders at the forthcoming Annual General Meeting, has not been included as a liability in the financial statements. Gross dividend per share during the financial year is 0.5 sen (2005: 1.0 sen).

42. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Cash and bank balances (Note 30) (unrestricted)	**53,397**	55,271	**3,564**	190
Fixed deposits with (Note 30):				
Licensed banks (unrestricted)	**100,633**	108,810	**11,950**	19,456
Housing Development Accounts (Note 30)	**21,677**	20,072	**10,084**	10,964
Bank overdrafts (Note 34)	**(41,672)**	(89,567)	**-**	-
	134,035	94,586	**25,598**	30,610

43. RELATED PARTY TRANSACTIONS

Related parties are entities in which certain Directors or substantial shareholders of the Company or its subsidiary companies or persons connected to such Directors or substantial shareholders have interest, excluding those parties disclosed in Notes 18, 19 and 29.

Significant transactions undertaken with related parties are as follows:

(a) Sales and purchase of goods and services and interest

		The Group		The Company	
Name of Company	**Nature**	**2006 RM'000**	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Megasteel Sdn Bhd	Sales of goods	**833,400**	1,320,704	**-**	-
	Purchase of goods, raw materials and consumables	**747,427**	893,914	**-**	-
	Interest income	**12,033**	8,064	**-**	-
Secomex Manufacturing (M) Sdn Bhd	Purchase of gases	**6,347**	6,879	**-**	-
Angkasa Hong Leong Pte Ltd	Sales of goods	**20,672**	35,935	**-**	-
	Purchase of raw materials	**3,025**	5,182	**-**	-
Bright Steel Sdn Bhd	Sales of goods	**9,394**	15,853	**-**	-
Lion Holdings Pte Ltd	Purchase of raw materials	**-**	194	**-**	-
Likom Computer System Sdn Bhd	Rental income	**-**	4,913	**-**	4,913
	Interest income	**3,194**	2,995	**3,194**	2,995

Name of Company	Nature	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Likom Plastic Industries Sdn Bhd	Rental income	**4,448**	-	**4,448**	-
	Interest income	**348**	-	**348**	-
Likom CMS Sdn Bhd	Rental income	**1,283**	2,399	**1,283**	2,399
Vitarite Pharmaceuticals Sdn Bhd	Rental income	**173**	43	**173**	43
Likom Caseworks Sdn Bhd	Rental income	**1,112**	-	**1,112**	-
Silverstone Berhad	Trade sales	**388**	372	-	-
Parkson Corporation Sdn Bhd	Rental income	-	2,667	-	-
Lion Tooling Sdn Bhd	Purchase of tooling	**5,352**	4,212	-	-
Singa Logistics Sdn Bhd	Transportation charges	**1,741**	3,655	-	-

In addition to the above, the fee payable for professional services paid to a firm of which Mr Chong Jee Min, a Director of the Company, is a partner in his capacity as an advocate amounted to RM Nil (2005: RM4,299).

The outstanding balances arising from the above transactions are as follows:

	The Group 2006 RM'000	The Group 2005 RM'000	The Company 2006 RM'000	The Company 2005 RM'000
Receivables:				
Included in trade receivables	**265,370**	328,026	-	-
Included in other receivables	**80,804**	101,037	**52,189**	56,589
Payables:				
Included in trade payables	**8,695**	47,790	-	-
Included in other payables	**17,516**	14,618	**293**	225

The outstanding balances with related parties are either interest-free or bear interest at 8% (2005: 8%) per annum and have no fixed terms of repayment.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

(b) Share options granted and remuneration payable to Directors

The number of options over ordinary shares of RM1.00 each of the Company granted to the executive Directors of the Group are as follows:

	Unexercised options	
	2006	2005
	'000	'000
Datuk Cheng Yong Kim	245	-
Dato' Kamaruddin @ Abas bin Nordin *	88	-

* Executive Director of a subsidiary company.

The share options were granted to the Directors on the same terms and conditions as those offered to other eligible executives of the Group (Note 39).

The details of the remuneration of the Directors of the Company are disclosed in Note 7.

44. SEGMENTAL INFORMATION

(a) Business Segments:

The Group's activities are classified into six (6) major business segments:

- Steel – manufacture and marketing of steel bars, wire rods, hot briquetted iron and steel related products;
- Property development – property development and management and construction works;
- Timber extraction and pulp and paper – integrated wood-based activities and pulp and paper mill operations;
- Tyre – manufacture and sale of tyres;
- Building materials – trading and distribution of building materials and other steel products; and
- Others – investment holding, treasury business, manufacture and trading of lubricants, spark plugs, plastic components, industrial chemical products and automotive components and education services, none of which is of a sufficient size to be reported separately.

As disclosed in the Directors' Report, LFIB entered into an agreement for the proposed disposal of SFI, a subsidiary company, which carries out the Group's timber extraction and pulp and paper operations. The proposed disposal is subject to the approval of the relevant authorities and shareholders of LFIB.

Inter-segment revenue comprises sales of goods and income from other business segments. These transactions are conducted on an arm's length basis under terms, conditions and prices not materially different from transactions with non-related parties.

Capital additions comprise additions to property, plant and equipment, expenditure carried forward and plantation development expenditure.

The Group
2006

	Steel RM'000	Property development RM'000	Timber extraction and pulp and paper RM'000	Tyre RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue								
External revenue	2,606,374	29,907	326,217	41,559	136,442	83,434	-	3,223,933
Inter-segment revenue	20,632	-	-	-	-	-	(20,632)	-
Total revenue	2,627,006	29,907	326,217	41,559	136,442	83,434	(20,632)	3,223,933
Results								
Segment results	(78,815)	3,731	(40,239)	(19,374)	143	(21,029)	-	(155,583)
Unallocated costs								(4,438)
Loss from operations								(160,021)
Finance costs								(150,979)
Share in results of associated companies	-	-	-	-	-	147,166	-	147,166
Income from other investments								34,556
Loss before tax								(129,278)
Income tax credit								97,398
Loss after tax								(31,880)
Minority interests								22,551
Net loss for the year								(9,329)
Assets								
Segment assets	2,854,460	525,951	1,196,871	208,292	64,135	110,871	-	4,960,580
Investment in associated companies	-	-	-	-	-	470,454	-	470,454
Unallocated corporate assets								173,041
Consolidated total assets								5,604,075
Liabilities								
Segment liabilities	2,397,140	264,696	58,468	59,728	18,267	233,647	-	3,031,946
Unallocated liabilities								137,941
Consolidated total liabilities								3,169,887
Other Information								
Capital additions	101,702	437	29,006	47,976	172	3,866	-	183,159
Depreciation and amortisation	82,393	3,136	34,338	9,533	193	4,995	-	134,588
Other non-cash expenses/ (income)	(7,039)	2,755	1,546	460	1,457	16,714	-	15,893

The Group
2005

	Steel RM'000	Property development RM'000	Timber extraction and pulp and paper RM'000	Tyre RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue								
External revenue	3,293,536	47,233	383,588	-	153,658	87,141	-	3,965,156
Inter-segment revenue	20,192	2,097	-	-	-	-	(22,289)	-
Total revenue	3,313,728	49,330	383,588	-	153,658	87,141	(22,289)	3,965,156
Results								
Segment results	284,110	17,676	47,098	-	1,397	(16,507)	-	333,774
Unallocated costs								(4,385)
Profit from operations								329,389
Finance costs								(140,011)
Share in results of associated companies	-	-	-	-	-	214,557	-	214,557
Income from other investments								39,370
Loss on disposal of investments for debt settlement								(47,044)
Profit before tax								396,261
Income tax expense								(61,035)
Profit after tax								335,226
Minority interests								(7,661)
Net profit for the year								327,565
Assets								
Segment assets	2,978,460	590,117	1,423,223	180,670	64,140	116,373	-	5,352,983
Investment in associated companies	-	-	-	-	-	479,221	-	479,221
Unallocated corporate assets								61,939
Consolidated total assets								5,894,143
Liabilities								
Segment liabilities	2,343,042	305,445	34,415	17,009	50,617	237,268	-	2,987,796
Unallocated liabilities								145,932
Consolidated total liabilities								3,133,728
Other Information								
Capital additions	82,188	2,304	36,576	136,118	309	9,829	-	267,324
Depreciation and amortisation	82,135	3,378	30,502	-	157	14,268	-	130,440
Other non-cash expenses/(income)	(9,805)	(370)	-	-	1,849	10,960	-	2,634

(b) Geographical Segments:

The Group operates in three (3) main geographical areas:

- Malaysia – manufacture and marketing of steel bars, wire rods, hot briquetted iron and steel related products, property development and management, construction works, timber extraction and pulp and paper and building materials and consumables, manufacture and trading of lubricants, spark plugs and education services;
- People's Republic of China – manufacture and sale of tyres, plastic components, industrial chemical products and automotive parts; and
- Others – investment holding.

	Revenue		Total Assets		Capital Additions	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Malaysia	**2,770,247**	3,306,654	**5,344,451**	5,636,280	**133,745**	123,980
People's Republic of China	**62,582**	20,173	**250,182**	238,843	**49,414**	143,344
Others	**391,104**	638,329	**9,442**	19,020	**-**	-
	3,223,933	3,965,156	**5,604,075**	5,894,143	**183,159**	267,324

In determining the geographical segments of the Group, revenue are based on the country in which the customer is located. Total assets and capital additions are determined based on where the assets are located.

45. CONTINGENT LIABILITIES (Unsecured)

(a) Contingent liabilities in respect of guarantees given by the Company for borrowings and other credit facilities obtained and utilised by subsidiary companies are as follows:

	The Company	
	2006 RM'000	**2005 RM'000**
Subsidiary companies	**501,730**	2,730

(b) Contingent liabilities of a subsidiary company, Sabah Forest Industries Sdn Bhd ("SFI"), are as follows:

	The Group	
	2006 RM'000	**2005 RM'000**
Legal claims in respect of the termination of contracts for the extraction and sale of timber	**313,300**	313,300

Indemnity contracts have been signed between LFIB, the immediate holding company of SFI and Avenel, the former immediate holding company of LFIB, whereby Avenel agrees to indemnify LFIB in full for all losses, damages, liabilities, claims, costs and expenses whatsoever which LFIB may incur or sustain as a result of or arising from the litigation suits and any other claims brought by third parties against SFI wherein the cause of action arises prior to the completion of the acquisition of SFI.

46. CAPITAL COMMITMENTS

As of the end of the financial year, the Group and the Company have the following capital commitments:

	The Group		The Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Approved and contracted for:				
Acquisition of land	**100,216**	100,366	-	-
Acquisition of plant and machinery	**148,484**	16,816	-	-
	248,700	117,182	-	-
Approved but not contracted for:				
Acquisition of plant and machinery	**19,297**	10,084	-	-
Plantation development expenditure	**15,527**	15,527	-	-
	34,824	25,611	-	-
	283,524	142,793	-	-

47. FINANCIAL INSTRUMENTS

Financial Instruments

The principal financial assets of the Group are deposits and bank balances, trade and other receivables.

The significant financial liabilities include trade and other payables, bank borrowings, BaIDS, LICB Bonds and USD Debts.

Debts and equity instruments are classified as either liabilities or equity in accordance with the substance of the contractual arrangement.

Bank borrowings are recorded at the proceeds received. Finance charges are accounted for on an accrual basis.

Equity instruments are recorded at the proceeds received net of direct issue costs.

The accounting policies applicable to the major financial instruments are as disclosed in Note 4.

Financial Risk Management Objectives and Policies

The operations of the Group are subject to a variety of financial risks, including foreign currency risk, interest rate risk, credit risk, liquidity risk and cash flow risk. The Group has formulated a financial risk management framework whose principal objective is to minimise the Group's exposure to risks and/or costs associated with the financing, investing and operating activities of the Group.

Various risk management policies are made and approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with financial instruments.

(i) Foreign currency risk

The Group has exposure to foreign currency risk as a result of its trade sales and purchases, borrowings and USD Debts. The currencies giving rise to this risk are primarily United States Dollar and Renminbi.

The currency exposure of Renminbi is limited as Renminbi is the functional currency of the subsidiary companies incorporated in the People's Republic of China.

(ii) Interest rate risk

The Group's significant interest-bearing financial assets and financial liabilities are mainly its deposits placements and also its obligations comprising borrowings, BaIDS, LICB Bonds and USD Debts.

The deposits placements as of balance sheet date, which are interest-bearing, are short-term and therefore its exposure to the effects of future changes in prevailing level of interest rates is limited.

The borrowings, BaIDS, LICB Bonds and USD Debts of the Group as of 30 June 2006 are fixed and floating rate financial liabilities as disclosed in Notes 34 to 37.

(iii) Credit risk

The Group is exposed to credit risk mainly from trade receivables. The Group extends credit to its customers based upon careful evaluation of the customers' financial condition and credit history. The Group also ensures a large number of customers so as to limit high credit concentration in a customer or customers from a particular market.

The Group's exposure to credit risk in relation to its trade receivables, should all its customers fail to perform their obligations as of 30 June 2006, is the carrying amount of these receivables as disclosed in the balance sheet.

(iv) Liquidity risk

The Group practises prudent liquidity risk management to minimise the mismatch of financial assets and liabilities and to maintain sufficient credit facilities for contingent funding requirement of working capital.

(v) Cash flow risk

The Group reviews its cash flow position regularly to manage its exposure to fluctuations in future cash flows associated with its monetary financial instruments.

Fair Values

The fair values of short-term financial assets and financial liabilities reported in the balance sheet approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

The fair values of long-term financial assets (except for other investments - unquoted) and financial liabilities are determined based on market conditions or by discounting the relevant cash flows using the current interest rates for similar instruments at balance sheet date. There is no material difference between the fair values and carrying values of these assets and liabilities as of the balance sheet date except for the quoted shares, which quoted market prices are used to determine the fair value:

	The Group		The Company	
	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
2006				
Long-term investments:				
- quoted shares	**10,681**	10,706	**5,935**	5,941
2005				
Long-term investments:				
- quoted shares	**22,938**	13,163	**15,095**	7,219

No disclosure is made for other investments - unquoted as it is not practicable to determine the fair values of these investments because of the lack of quoted market prices and the assumptions used in valuation models to value these investments cannot be reasonably determined.

No disclosure is made for balances with related companies and related parties as it is impractical to determine their fair values with sufficient reliability given these balances have no fixed terms of repayment.

48. SUBSIDIARY COMPANIES

The subsidiary companies, all incorporated in Malaysia except as otherwise indicated, are as follows:

Name of Company	Effective Percentage Ownership 2006 %	2005 %	Principal Activities
Property Division			
* Amble Legacy Sdn Bhd	**100**	100	Investment holding
Batu Pahat Enterprise Sdn Berhad	**94**	94	Dormant
* Beijing Trostel Property Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
Berkat Timor Sdn Bhd	**100**	100	Dormant
Citibaru Sendirian Berhad	**100**	100	Dormant
* Crest Wonder Sdn Bhd	**100**	100	Investment holding
JOPP Builders Sdn Bhd	**100**	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd	**100**	100	Property development

Name of Company	Effective Percentage Ownership 2006	2005	Principal Activities
Property Division	**%**	**%**	
LLB Bina Sdn Bhd	**100**	100	Contractor for construction works
LLB Damai Holdings Sdn Bhd	**100**	100	Investment holding and management company
LLB Indah Permai Sdn Bhd	**100**	100	Property development
Lion Courts Sdn Bhd	**100**	100	Property development
Malim Courts Property Development Sdn Bhd	**100**	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	**100**	100	Property development
* Matrix Control Sdn Bhd	**100**	100	Investment holding
Mcken Sdn Bhd	**100**	100	Ceased operations
PM Holdings Sdn Bhd	**100**	100	Investment holding and property development
Projek Jaya Sdn Bhd	**100**	100	Investment holding
Seri Lalang Development Sdn Bhd	**100**	100	Ceased operations
Sharikat Pengangkutan East West Sdn Bhd	**100**	100	Ceased operations
Soga Sdn Bhd	**94**	94	Property development
Sucorp Enterprise Sdn Bhd	**100**	100	Investment holding
Sumber Realty Sdn Bhd	**100**	100	Investment holding and property development
Syarikat Pekan Baru Kemajuan Berhad	**100**	100	Property development
* Tianjin Baden Real Estate Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
* Trial Jubilant Sdn Bhd	**100**	100	Investment holding

Name of Company	Effective Percentage Ownership 2006 %	2005 %	Principal Activities
Steel Division			
* Amsteel Mills Sdn Bhd	**99**	99	Manufacture and marketing of steel bars and wire rods
* Amsteel Mills Marketing Sdn Bhd	**99**	99	Sale and distribution of steel products
* Amsteel Mills Realty Sdn Bhd	**99**	99	Investment holding
Antara Steel Mills Sdn Bhd	**99**	99	Manufacture and sale of steel and related products
Lion Waterway Logistics Sdn Bhd	**99**	-	Stevedoring and related activities and to own, lease and operate ships barges and to enter into charter parties
* LLB Steel Industries Sdn Bhd	**100**	100	Investment holding
* Steelcorp Sdn Bhd	**99**	99	Investment holding
Others			
* Amarod Corporation Sdn Bhd (Dissolved on 26.1.2006)	-	100	Manufacture of pre-stressed concrete wire and strand (yet to commence operations)
* Hebei Weiyuan Heilen Bio-Chemical Co Ltd (incorporated in the People's Republic of China)	-	33	Manufacture of industrial chemicals and related products
* Holdsworth Investment Pte Ltd (incorporated in Singapore)	**76**	76	Investment holding
LLB Enterprise Sdn Bhd	**69**	69	Dormant
LLB Harta (M) Sdn Bhd	**100**	100	Managing of debts novated from LICB and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by LICB and certain of its subsidiary companies
LLB Harta (L) Limited	**100**	100	Treasury business
LLB Nominees Sdn Bhd	**100**	100	Investment holding
LLB Strategic Holdings Berhad	**90**	90	Investment holding
LLB Suria Sdn Bhd	**100**	100	Investment holding
* LLB Venture Sdn Bhd	**100**	100	Dormant
* Zhongsin Biotech Pte Ltd (incorporated in Singapore)	**61**	61	Investment holding

Name of Company	Effective Percentage Ownership 2006 %	2005 %	Principal Activities
Others			
* Lion Motor Venture Sdn Bhd	**100**	100	Investment holding
Marvenel Sdn Bhd	**70**	70	Investment holding
Sepang Education Centre Sdn Bhd	**90**	90	Commercial college for higher education
Worldwide Unilink Education and Consultancy Sdn Bhd	**100**	100	Ceased operations
* Shanghai Lion Plastic Industrial Co Ltd (incorporated in the People's Republic of China)	**68**	68	Manufacture and marketing of plastic components and related products
* Slag Aggregate Sdn Bhd	**100**	100	Investment holding
* Tianjin Hua Shi Auto Meter Co Ltd (incorporated in the People's Republic of China) (in liquidation - voluntary)	**56**	56	Manufacture of meters for motor vehicles and after sales services (ceased operations)
Lion Forest Industries Berhad	**80**	80	Investment holding, trading and distribution of building material and trading of steel products
Subsidiary Companies of Lion Forest Industries Berhad			
Timber Extraction and Pulp and Paper Division			
Sabah Forest Industries Sdn Bhd	**79**	79	Integrated wood-based activities and pulp and paper mill operations
Sabah Pulp & Paper Mill Sdn Bhd (Dissolved on 8.2.2006)	-	79	Dormant
# SFI Paper Pte Ltd (incorporated in Singapore) (Struck off the Register of Companies, Singapore on 17.9.2005)	-	79	Dormant
Lion Rubber Industries Sdn Bhd	**80**	80	Investment holding
Ototek Sdn Bhd	**56**	56	Trading and distribution of lubricants, spark plugs and automotive components
Posim EMS Sdn Bhd	**64**	80	Commenced operations during the year in the provision of energy management and conservation services

Name of Company	Effective Percentage Ownership 2006 %	2005 %	Principal Activities
Others			
Posim Marketing Sdn Bhd	**80**	80	Trading and distribution of building materials and consumer products
Posim Petroleum Marketing Sdn Bhd	**80**	80	Trading and distribution of petroleum products
Lion Petroleum Products Sdn Bhd	**80**	80	Manufacturing of petroleum products
LFIB Plantations Sdn Bhd	**80**	80	Investment holding
Stoller Chemical Company (M) Sdn Bhd (*in* liquidation - voluntary)	**80**	80	Dormant
* Silverstone (Hubei) Rubber And Tyre Co Ltd (incorporated in the People's Republic of China)	**80**	80	Dormant
* Quay Class Ltd (incorporated in British Virgin Islands)	**80**	80	Investment holding, inactive during the year
* Shandong Silverstone LuHe Rubber & Tyre Co Ltd (incorporated in the People's Republic of China)	**60**	60	Manufacturing and distribution of tyres
* P.T. Lion Intimung Malinau (incorporated in the Republic of Indonesia)	**76**	-	Dormant

* The financial statements of these companies were examined by auditors other than the auditors of the Company.

\# The financial statements of this company are audited by Deloitte & Touche, Singapore, a member firm of the auditors of the Company.

49. ASSOCIATED COMPANIES

The associated companies of the Group are as follows:

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Principal Activities
Angkasa Welded Mesh Pte Ltd	30 June	Singapore	**49**	49	Manufacture of welded wire mesh (yet to commence operations as of 30 June 2006)
Changchun Fawer - Lion Auto Electromechanical Co Ltd	31 December	People's Republic of China	**50**	50	Manufacture of carburettors
# Hubei Zenith Heilen Pharmaceutical Co Ltd	31 December	People's Republic of China	-	15	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	30 June	Malaysia	**19**	19	Property development (yet to commence operations as of 30 June 2006)
Lion Asia Investment Pte Ltd	30 June	Singapore	**20**	20	Investment holding
Lion Diversified Holdings Berhad	30 June	Malaysia	**24**	36	Investment holding
* Lion Insurance Company Limited	30 June	Malaysia	**41**	41	Captive insurance business
Mergexcel Property Development Sdn Bhd	31 March	Malaysia	**50**	-	Property development
Teck Chiang Investment Pte Ltd	30 June	Singapore	**50**	50	Property development and investment holding (yet to commence operations as of 30 June 2006)

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Principal Activities
#Tianjin Huali Motor Co Ltd	31 December	People's Republic of China	**25**	25	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	31 December	People's Republic of China	**50**	50	Mixed commercial property development cum cash and carry retail business
Associated Company of Lion Forest Industries Berhad					
Kinabalu Motor Assembly Sendirian Berhad	30 June	Malaysia	**17**	17	Assembly and sale of private and commercial vehicles

\# The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is no longer in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under long-term investments (Note 20).

* Includes 14% effective equity interest held by Posim Petroleum Marketing Sdn Bhd, a wholly-owned subsidiary company of Lion Forest Industries Berhad.

Except for Lion Insurance Company Limited, the financial statements of all the associated companies were examined by auditors other than the auditors of the Company.

STATEMENT BY DIRECTORS

The Directors of **LION INDUSTRIES CORPORATION BERHAD** state that, in their opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in equity are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable MASB approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as of 30 June 2006 and of the results of the businesses and the cash flows of the Group and of the Company for the year ended on that date.

Signed in accordance with
a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
3 October 2006

DECLARATION BY THE DIRECTOR PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, **DATUK CHENG YONG KIM,** the Director primarily responsible for the financial management of **LION INDUSTRIES CORPORATION BERHAD,** do solemnly and sincerely declare that the accompanying balance sheets and the related statements of income, cash flows and changes in equity are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATUK CHENG YONG KIM

Subscribed and solemnly declared by the
abovenamed **DATUK CHENG YONG KIM**
at **KUALA LUMPUR** in the Federal Territory
on the 3rd day of October, 2006.

Before me,

W-217
P. SETHURAMAN
COMMISSIONER FOR OATHS
Kuala Lumpur

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is LICUY and its CUSIP number is 53620V100.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 5 October 2006, none of the ordinary share of the Company was deposited with MBB for the ADR Programme.

MATERIAL CONTRACTS INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Letter of Offer dated 11 December 2003 between the Company and Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, with the agreement of Sabah Forest Industries Sdn Bhd ("SFI"), a 97.78% owned subsidiary of LFIB, and Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of the Company (superseding the letter of offer dated 9 June 2003 made between SFI and AMSB), collectively companies wherein a Director and certain major shareholders of the Company have an interest, and Financing Agreement dated 23 June 2004 made among the Company, SFI, LFIB and AMSB whereby LFIB lends up to RM100 million at an interest rate of 12% per annum (the sum of which is advanced from SFI) to the Company which in turn advances to AMSB ("Facility") to facilitate the financing required by AMSB for the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan, to be fully repaid by 30 June 2009.

   The first interest payment shall be made 12 months from the date of first drawdown and thereafter it shall be payable semi-annually in arrears. The principal shall be repaid by annual instalments. The Facility is secured by the creation of the following:

   (a) Third party second charge over the non-vacant plot of land held under HS(D) 13425, PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan ("Property") (including the building and meltshop but excluding the rolling mill) which ranks in priority to the first charge created in favour of the existing lenders of AMSB; and

   (b) Third party second debenture comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which ranks in priority to the first debenture charge created in favour of the existing lenders of AMSB.

2. Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 and the Supplemental Agreement dated 19 April 2005 among Quay Class Ltd ("QCL"), a wholly-owned subsidiary of LFIB, LFIB and Silverstone Corporation Berhad ("SCB"), all of which are companies wherein a Director and certain major shareholders of the Company have an interest, for the disposal by SCB of the entire equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to QCL, including the assumption by QCL of the net inter-company balances owing by SCB, its subsidiaries and associated companies to SB as at the completion date, for a total consideration of RM225,000,000.00 to be satisfied by the issuance of 26,500,000 new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share and the balance of RM152,390,000.00 to be settled by way of deferred cash payments by QCL in the following manner:

   (a) RM20,000,000.00 on or before 15 December 2006;
   (b) RM35,000,000.00 on or before 15 December 2007;
   (c) RM35,000,000.00 on or before 15 December 2008; and
   (d) RM62,390,000.00 on or before 15 December 2009.

   The Conditional Sale and Purchase of Shares Agreement was terminated on 28 July 2006.

LIST OF GROUP PROPERTIES

AS OF 30 JUNE 2006

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	PT 19268-69 Mukim of Bukit Raja Klang, Selangor	Freehold	0.9 hectares	Commercial land where development is in progress	-	2.6	27 September 1993
2.	PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land where development is in progress	-	0.1	27 September 1993
3.	Melaka Technology Park PT 3852, HS(D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Factory buildings	14	95.1	September 1994
4.	PT 19254-59 & 19264 Mukim of Bukit Raja Klang, Selangor	Freehold	0.2 hectare	Commercial land where development is in progress	-	0.1	30 October 1992
5.	Taman Supreme Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land for future development	-	7.4	June 1991
6.	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	2.7 hectares	Land where development is in progress	-	11.5	June 1991
7.	Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.3 hectare	Land & buildings	7	2.1	June 1991
8.	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.8 hectares	Land where development is in progress	-	2.4	June 1991
9.	Lot 11233 HS(D) 60874 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land for future development	-	0.1	June 1991
10.	Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land where development is in progress	-	16.2	30 June 1990
11.	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land for future development	-	32.1	June 1991
12.	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	2.1 hectares	Land for future development	-	2.8	September 1993
13.	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Land for future development	-	0.2	June 1991

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
14.	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	0.1 hectare	Land & buildings	4	0.1	6 September 1994
15.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	29	38.0	22 October 1994
16.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	29	0.2	22 October 1994
17.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	–	8.7	22 October 1994
18.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	11	9.1	22 October 1994
19.	Lot No 273 Mukim of Teluk Panglima Garang Kuala Langat, Selangor	Freehold	1.53 hectares	Land	–	0.9	June 2005
20.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	1-6	312.0	1996
21.	Beijing Lu, Fengxi Town Qingpu County Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Office & factory buildings	12	8.4	1 July 1993
22.	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land & buildings	9-10	0.4	June 1996
23.	Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor - PLO 417, Jalan Gangsa Satu - PLO 218, Jalan Gangsa Satu - PLO 277, Jalan Gangsa Satu	Leasehold 17.6.2052 26.12.2056 29.9.2038	6.3) 4.4) 6.5) hectares	Industrial land & buildings	15 11 28	11.7) 13.1) 14.1)	September 2002
24.	PLO 495, Jalan Keluli Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor	Leasehold 6.2.2025	11.1 hectares	Industrial land & buildings	11	8.3	September 2002
25.	Jalan Perjiranan 10 81707 Pasir Gudang, Johor	Leasehold 5.6.2082	13,860 sq feet	Residential	20	0.4	September 2002
26.	Blok 6, Taman Mawar 81700 Pasir Gudang, Johor	Leasehold 22.2.2087	11,832 sq feet	Residential	14	0.2	September 2002

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
27.	Blok 2-4, 17 & 18 Taman Cendana 81700, Pasir Gudang, Johor	Leasehold 28.4.2093	210,972 sq feet	Residential	9-11	7.9	September 2002
28.	Blok 86 & 87 Jalan Tembusu Taman Air Biru 81700 Pasir Gudang, Johor	Leasehold 2.11.2085	33,162 sq feet	Residential	12	1.3	September 2002
29.	PT 4004/HS(D) KK123/85 Taman Sri Guchil Kuala Krai, Kelantan	Freehold	148.65 sq metres	Double storey shophouse	6	0.1	September 2002
30.	3, Jalan SS 13/3B 47500 Petaling Jaya Selangor Darul Ehsan	Freehold	10,005 sq feet	Industrial land & buildings	17	0.9	March 2003
31.	Lot 72 Persiaran Jubli Perak 40000 Shah Alam Selangor Darul Ehsan	Freehold	5 acres	Industrial land & buildings	12	9.5	March 2003
32.	12 & 12/1 Jalan Nangka Tiga Taman Rumpun Bahagia 75300 Bacang Melaka	Leasehold 21.7.2084	1,650 sq feet	Land & buildings	21	0.1	March 2003
33.	Centre Point Business Park Unit No. B-8-1 & B-8-2 5, Jalan Tanjung Karamat 26/35, Seksyen 26 40400 Shah Alam Selangor Darul Ehsan	Freehold	2,716 sq feet	Buildings	8	0.4	March 2003
34.	50-2 & 50-3 Jalan Wangsa 2/5 Taman Wangsa Permai 52200 Kuala Lumpur	Leasehold 21.10.2087	1,400 sq feet	Land & buildings	8	0.2	March 2003
35.	15, Jalan Permatang Rawa 1 Kawasan Perniagaan Permatang Rawa 14000 Bukit Mertajam Pulau Pinang	Freehold	2,240 sq feet	Land & buildings	7	0.7	March 2003
36.	B2-2-39B Jalan Pinggiran 1/3 Taman Pinggiran Putra Seksyen 1, 43300 Seri Kembangan Selangor Darul Ehsan	Leasehold 13.12.2097	678 sq feet	Buildings	4	0.1	July 2004
37.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	291.7 hectares	Land	-	1.6	March 2003

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
38.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2082	79.6 hectares	Land & buildings	18 - 21	51.7	March 2003
39.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	23.9 hectares	Land	-	1.5	March 2003
40.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	4.0 hectares	Land	-	16.6	March 2003
41.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	58.9 hectares	Land	-	0.1	March 2003
42.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2048	166.7 hectares	Land & buildings	18 - 21	)	
43.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	47.0 hectares	Land & buildings	18 - 21	) 368.8	March 2003
44.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	499.0 hectares	Land & buildings	18 - 21	)	
45.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	1.5 hectares	Land & buildings	18 - 21	0.1	March 2003
46.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	6,107 hectares	Land	-	15.3	March 2003
47.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	5,860 hectares	Land	-	14.7	March 2003
48.	LuHe Industrial Zone Zhucheng City Shandong Province China	Leasehold 20.12.2054	157,049 sq metres	Land & buildings	2	87.4	December 2004

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 5 October 2006

Authorised Share Capital	:	RM1,000,000,000
Issued and Paid-up Capital	:	RM697,102,765
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 5 October 2006

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	2,771	9.72	136,036	0.02
100 to 1,000	9,814	34.42	5,914,534	0.85
1,001 to 10,000	13,170	46.19	47,843,302	6.86
10,001 to 100,000	2,409	8.45	70,133,864	10.06
100,001 to less than 5% of issued shares	347	1.21	245,845,978	35.27
5% and above of issued shares	3	0.01	327,229,051	46.94
	28,514	100.00	697,102,765	100.00

Substantial Shareholders as at 5 October 2006

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest %of Shares	No. of Options#
1. Tan Sri Cheng Heng Jem	-	-	323,938,625	46.47	-
2. Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443	43.04	245,000
3. Lion Realty Pte Ltd	-	-	299,918,055	43.02	-
4. Lembaga Tabung Angkatan Tentera	69,581,750	9.98	-	-	-
5. Lion Development (Penang) Sdn Bhd	225,257	0.03	295,387,878	42.37	-
6. Horizon Towers Sdn Bhd	122,290	0.02	292,245,635	41.92	-
7. Lion Corporation Berhad	180,576,909	25.90	111,668,726	16.02	-
8. LDH (S) Pte Ltd	-	-	292,245,635	41.92	-
9. Lion Diversified Holdings Berhad	23,720,000	3.40	292,245,635	41.92	-
10. Limpahjaya Sdn Bhd	-	-	102,000,000	14.63	-
11. Megasteel Sdn Bhd	102,000,000	14.63	-	-	-

Note:

\# *Options granted pursuant to the Company's Executive Share Option Scheme to subscribe for ordinary shares in the Company.*

Thirty Largest Registered Shareholders as at 5 October 2006

	Registered Shareholders	No. of Shares	% of Shares
1.	RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Corporation Berhad	155,647,301	22.33
2.	Megasteel Sdn Bhd	102,000,000	14.63
3.	Lembaga Tabung Angkatan Tentera	69,581,750	9.98
4.	Lion Corporation Berhad	24,929,608	3.58
5.	Mayban Nominees (Tempatan) Sdn Bhd Kuwait Finance House (Malaysia) Berhad for Lion Diversified Holdings Berhad (Graimpi S/B)	20,800,000	2.98
6.	Gan Seong Liam	8,789,400	1.26
7.	Lion Construction & Engineering Sdn Bhd	7,387,530	1.06
8.	Mayang Jati (M) Sdn Bhd	6,723,472	0.96
9.	Menta Construction Sdn Bhd	5,292,556	0.76
10.	AMMB Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for HLG Penny Stock Fund (5/4-3)	5,084,700	0.73
11.	TA Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Oh Kim Sun	3,959,300	0.57
12.	Citigroup Nominees (Asing) Sdn Bhd CBNY for DFA Emerging Markets Fund	3,771,381	0.54
13.	Ang Choon Kwee	3,650,000	0.52
14.	Ng Teng Song	3,151,500	0.45
15.	Mayang Jati (M) Sdn Bhd	3,100,000	0.44
16.	Tee Tiam Lee	3,000,000	0.43
17.	Malaysian Trustees Berhad LLB Scheme	2,966,311	0.43
18.	Lion Diversified Holdings Berhad	2,920,000	0.42
19.	Yap Teck Fui	2,585,700	0.37
20.	AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Horizon Towers Sdn Bhd (HDRI000)	2,227,844	0.32
21.	Mayban Nominees (Tempatan) Sdn Bhd Newcom International Limited for Amanvest (M) Sdn Bhd (230521)	2,212,500	0.32
22.	Kumpulan Kerjaya Berhad - in Receivership and in Liquidation	2,150,000	0.31
23.	Syarikat Hawk Soon Hin Sdn Bhd	2,150,000	0.31
24.	Southern Steel Berhad	2,108,152	0.30
25.	Kenanga Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Gan Sem Yam	2,019,000	0.29
26.	HDM Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Wong Swee Yee (M12)	2,000,000	0.29
27.	Cartaban Nominees (Asing) Sdn Bhd State Street Australia Fund AJF6 for Monetary Authority of Singapore	1,905,700	0.27
28.	Bond M & E (KL) Sdn Bhd	1,900,157	0.27
29.	HSBC Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Oh Kim Sun	1,801,900	0.26
30.	HSBC Nominees (Asing) Sdn Bhd BNY Brussels for Telstra Superannuation Scheme (1)	1,792,600	0.26

Directors' Interests in Shares in the Company and its Related Companies as at 5 October 2006

The Directors' interests in shares in the Company and its related companies as at 5 October 2006 are as follows:

	Nominal Value Per Ordinary Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares	Indirect Interest No. of Option#
The Company						
Datuk Cheng Yong Kim	RM1.00	1,600,689	0.23	299,998,443	43.04	245,000
Dato' Kamaruddin @ Abas bin Nordin	RM1.00	-	-	-	-	87,500
Cheng Yong Liang	RM1.00	47,880	0.01	-	-	-
Related Companies						
Datuk Cheng Yong Kim						
Lion Forest Industries Berhad	RM1.00	-	-	170,488,512	81.13	-
LLB Enterprise Sdn Bhd	RM1.00	-	-	690,000	69.00	-
LLB Strategic Holdings Berhad	RM1.00	-	-	4,050,000	90.00	-
Marvenel Sdn Bhd	RM1.00	-	-	100	100.00	-
Ototek Sdn Bhd	RM1.00	-	-	1,050,000	70.00	-
Posim EMS Sdn Bhd	RM1.00	-	-	800,000	80.00	-
P.T. Lion Intimung Malinau	USD1.00	-	-	4,750,000	95.00	-
Sabah Forest Industries Sdn Bhd						
- ordinary shares Class 'A'	RM1.00	-	-	752,532,412)	97.78	-
- ordinary shares Class 'B'	RM0.10	-	-	7,525,324,120)		
Soga Sdn Bhd	RM1.00	-	-	4,332,078	93.93	-
Steelcorp Sdn Bhd	RM1.00	-	-	99,750	99.75	-
Holdsworth Investment Pte Ltd	*	-	-	4,500,000	100.00	-
Zhongsin Biotech Pte Ltd	*	-	-	1,000,000	100.00	-

Deferred Shares	Nominal Value per Deferred Share	Indirect Interest No. of Shares	Indirect Interest % of Shares
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	100.00

Investments in the People's Republic of China	Indirect Interest USD	Indirect Interest % holding
Beijing Trostel Property Development Co Ltd	6,650,000	95.00
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	30,000,000	75.00
Shanghai Lion Plastic Industrial Co Ltd	3,690,000	90.00
Tianjin Baden Real Estate Development Co Ltd	5,000,000	95.00
Tianjin Hua Shi Auto Meter Co Ltd (in voluntary liquidation)	10,878,944	56.00

Notes:

Options granted pursuant to the Company's Executive Share Option Scheme to subscribe for ordinary shares in the Company.

* *Shares in companies incorporated in Singapore do not have a par value.*

Other than as disclosed above, the Directors of the Company do not have any other interest in shares in the Company or its related companies.

OTHER INFORMATION

(I) NON-AUDIT FEES

The amount of non-audit fees paid or payable to external auditors for the financial year was RM162,000.

(II) OPTIONS EXERCISED DURING THE FINANCIAL YEAR

During the financial year ended 30 June 2006, a total of 46,300 options were exercised by eligible executive employees of the Group at an exercise price of RM1.037 per share pursuant to the Executive Share Option Scheme of the Company.

(III) RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions conducted during the financial year ended 30 June 2006 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Steel related		
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	Lion Corporation Berhad Group ("LCB Group")[1]	831,355
	Lion Teck Chiang Limited Group ("LTC Group")[1]	20,672
	Lion Forest Industries Berhad Group ("LFIB Group")[1]	20,631
	Amsteel Corporation Berhad Group ("Amsteel Group")[1]	26,594
	Amalgamated Containers Berhad Group ("ACB Group")[1]	8,945
		908,197
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group[1]	754,037
	ACB Group[1]	1,669
	Amsteel Group[1]	522
	Sims Holdings Sdn Bhd Group[1]	133
	LTC Group[1]	3,025
	Lion Diversified Holdings Berhad Group ("LDHB Group")[1]	401
	LFIB Group[1]	12
		759,799
(iii) The purchase of spare parts, tools and dies	Amsteel Group[1]	5,352
(iv) The provision of storage, leasing and rental of properties, management and support and other related services	ACB Group[1]	337
	LFIB Group[1]	535
		872
(v) The obtaining of storage, leasing and rental of properties, management and support and other related services	Amsteel Group[1]	774

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Steel related (continued) (vi) The obtaining of transportation and forwarding services	Amsteel Group[1]	1,729
(b) Property based (i) The provision of storage, leasing, rental of properties and related services	Ributasi Holdings Sdn Bhd Group ("Ributasi Group")[2] LDHB Group[1]	4,448 2,395 6,843
(ii) The awarding of contracts, nomination of sub-contractors and consultants for property projects	Amsteel Group[1]	173
(iii) The obtaining of building maintenance, project management, security, sales and marketing and other related services	LDHB Group[1]	97
(c) Others (i) The provision of management and support, training and other related services	Silverstone Corporation Berhad Group ("SCB Group")[1]	157
(ii) The obtaining of security services and security communication equipment	Amsteel Group[1]	776
(iii) The purchase of motor vehicles, component parts and other related products and services	LFIB Group[1] SCB Group[1]	1,034 10 1,044
(iv) The purchase of office equipment, furniture and other industrial products	LCB Group[1] Ributasi Group[2]	33 15 48

Notes:

"Group" includes subsidiary and associated companies.

(1) Company in which a Director and certain major shareholders of the Company have an interest.
(2) Company in which a Director and a major shareholder of the Company have an interest.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC")

The status of the various conditions imposed by the SC in its approval of the Group Wide Restructuring Scheme ("GWRS") are as follows:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operations and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, the Lion Group's organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various Key Operating Companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders' values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committees including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Lion Industries Corporation Berhad ("LICB") Management Structure

The LICB's management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitability of LICB as well as the implementation of various strategic business plans and objectives of the LICB Group. Together with the Financial Controller, they are responsible for overseeing the divestment plans of the LICB Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee which comprises a majority of independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and the heads of department of manufacturing, sales and marketing, management information system and human resource.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure that LICB's financial performance is reported to its lenders in a timely and comprehensive manner.

The LICB Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by the Group.

(b) Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Assets to be Divested	PDP (Per GWRS)	Completed Up to December 2005	Subsequent to December 2005			
			Concluded Sales Total	Proceeds Received/to be Received (Jan-Dec 2006)		
				Actual Jan-June 2006	Projected July-Dec 2006	Projected Jan-Dec 2006
	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a) + (b)
By December 2002						
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	-	-
	33.9					
By December 2003						
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	-	-
By December 2004						
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	5.8	-	1.8	7.4	9.2
By December 2005						
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-
By December 2006						
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	9.4	9.4	29.9	39.3
Total	541.3	214.0	9.4	11.2	37.3	48.5

The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts as scheduled.

(ii) Transactions completed during the financial period (January - June 2006)

The disposal of unlisted shares in an unlisted company was completed during the financial period:

- The proceeds are RM9.4 million; and
- All the proceeds have been received.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD
(Incorporated in Malaysia) (415-D)

FORM OF PROXY

CDS ACCOUNT NUMBER

			-				-									

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of LION INDUSTRIES CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Seventy-Sixth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Y. Bhg. Datuk Cheng Yong Kim		
5. To re-elect as Director, Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin		
6. To re-appoint as Director, Y. A. Bhg. Tun Musa Hitam		
7. To re-appoint Auditors		
8. Authority to Directors to issue shares		
9. Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ....day of.. 2006

Signed: ....

No. of shares: ....

In the presence of: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in LION INDUSTRIES CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Seventy-Sixth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am is set out in the 2006 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Seventy-Sixth Annual General Meeting and the Form of Proxy which are enclosed in the 2006 Annual Report.

The last date and time for the lodging of the Form of Proxy is 3 December 2006 at 11.00 am.

This Circular is dated 13 November 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"LICB" or "the Company"	:	Lion Industries Corporation Berhad
"LICB Group"	:	LICB and its subsidiaries excluding its public listed subsidiary, LFIB, and its subsidiaries
"ACB"	:	Amalgamated Containers Berhad, a 56.64% owned subsidiary of LCB
"ACB Group"	:	ACB and its subsidiaries and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Amble Bond"	:	Amble Bond Sdn Bhd
"Amble Bond Group"	:	Amble Bond and its subsidiaries and associated companies
"Amsteel"	:	Amsteel Corporation Berhad
"Amsteel Group"	:	Amsteel and its subsidiaries and associated companies
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Directors"	:	The board of directors of LICB
"director"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"LAP"	:	Lion Asiapac Limited
"LAP Group"	:	LAP and its subsidiaries and associated companies
"LCB"	:	Lion Corporation Berhad, a major shareholder of LICB deemed interested in 41.92% equity interest in LICB by virtue of its direct and indirect interest
"LCB Group"	:	LCB and its subsidiaries and associated companies excluding its public listed subsidiary, ACB, and its subsidiaries and associated companies
"LDHB"	:	Lion Diversified Holdings Berhad, a major shareholder of LICB deemed interested in 45.32% equity interest in LICB by virtue of its direct and indirect interest

"LDHB Group"	:	LDHB and its subsidiaries and associated companies excluding its public listed subsidiary in Hong Kong SAR, Parkson Retail Group Limited, and its subsidiaries and associated companies
"LDP"	:	Lion Development (Penang) Sdn Bhd, a major shareholder of LICB deemed interested in 42.40% equity interest in LICB by virtue of its direct and indirect interest
"LDP Group"	:	LDP and its subsidiaries and associated companies
"LFIB"	:	Lion Forest Industries Berhad, an 80.94% owned subsidiary of LICB
"LFIB Group"	:	LFIB and its subsidiaries and associated companies
"LHSB"	:	Lion Holdings Sdn Bhd
"LHSB Group"	:	LHSB and its subsidiaries and associated companies
"LHPL"	:	Lion Holdings Pte Ltd
"LHPL Group"	:	LHPL and its subsidiaries and associated companies
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"LTC"	:	Lion Teck Chiang Limited
"LTC Group"	:	LTC and its subsidiaries and associated companies
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"Proposed Shareholders' Mandate"	:	Proposed general mandate from the shareholders of the Company for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as described herein in paragraph 3.3 which the LICB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" and/or "person connected" with such director or major shareholder of LICB or of its subsidiaries
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2

"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"Ributasi"	:	Ributasi Holdings Sdn Bhd
"Ributasi Group"	:	Ributasi and its subsidiaries and associated companies
"SCB"	:	Silverstone Corporation Berhad
"SCB Group"	:	SCB and its subsidiaries and associated companies
"Sembawang"	:	Sembawang Kimtrans Ltd
"Sembawang Group"	:	Sembawang and its subsidiaries and associated companies
"2006 Shareholders' Mandate"	:	The shareholders' mandate obtained on 15 November 2005 for the LICB Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

13 November 2006

Directors:

Tun Musa Hitam *(Independent Non-Executive Chairman)*
Datuk Cheng Yong Kim *(Managing Director)*
Tan Sri Datuk Asmat bin Kamaludin *(Independent Non-Executive Director)*
Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Cheng Yong Liang *(Non-Independent Non-Executive Director)*
Heah Sieu Lay *(Non-Independent Non-Executive Director)*
Chong Jee Min *(Independent Non-Executive Director)*

To : **The Shareholders of Lion Industries Corporation Berhad**

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 15 November 2005, the Company obtained the 2006 Shareholders' Mandate for recurrent related party transactions at the Seventy-Fifth AGM in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements.

The 2006 Shareholders' Mandate shall expire at the conclusion of the forthcoming Seventy-Sixth AGM of the Company ("76th AGM") unless it is renewed.

On 16 August 2006, the Directors announced that the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions at the forthcoming 76th AGM.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate and to seek your approval on the ordinary resolution in respect of the same to be tabled as special business at the 76th AGM to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am or any adjournment thereof.

Disclosure has been made in the 2006 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the 2006 Shareholders' Mandate during the financial year ended 30 June 2006, which amongst others, is based on the following information:

(a) the nature of the recurrent related party transactions entered into; and
(b) the class of related parties involved in the recurrent related party transactions and their relationship with LICB.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions of a revenue or trading nature which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(ii) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interests of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between LICB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to procure a general mandate from its shareholders for the LICB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the 76th AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements are as follows:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer or any other company which is its subsidiary or holding company or a chief executive officer of the listed issuer, its subsidiary or holding company.

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interests, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 *Background*

LICB is principally involved in investment holding and property development. The LICB Group is engaged in a range of activities, principally those relating to the following sectors:

(a) Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products and services.

(b) Property - property development, building construction and property management.

(c) Others - provision of educational services, manufacture and marketing of plastic components.

Due to the diversity and size of the LICB Group, it is anticipated that the LICB Group would, in the ordinary course of business, enter into transactions with classes of related parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions are described in paragraph 3.3.

The Directors are seeking a general mandate from its shareholders to allow the LICB Group, in its normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.3 with the classes of related parties set out in paragraph 3.2 provided such transactions are made on an arm's length basis and on normal commercial terms of the LICB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders. The public listed subsidiary of LICB, namely LFIB, will be seeking a separate mandate from its shareholders for LFIB and its subsidiaries to enter into recurrent related party transactions.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements to be dealt with at the 76th AGM are as set out in paragraph 3.3.

3.2 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
Amsteel Group	i, ii and iii
SCB Group	i, ii and iii
LCB Group	i, ii and iii
LDHB Group	i, ii and iii
LFIB Group	i, ii and iii
ACB Group	i, ii and iii
LDP Group	i, ii and iii(a)
Amble Bond Group	i and ii
Ributasi Group	i and ii
LHSB Group	i and ii
LHPL Group	i and ii
LTC Group	i, ii and iii
LAP Group	ii and iii
CS Tang & Co	iv
Sembawang Group	v

The interests of the Related Parties in the Company as at 16 October 2006 are disclosed in Section 1 of Appendix I.

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Note) with:

Notes:

(i) Datuk Cheng Yong Kim (the Managing Director and a major shareholder of LICB) who has a direct interest, and/or indirect interest held via corporations in which he has more than 15% shareholding as set out in Section 2 of Appendix I contained in this Circular.

(ii) Tan Sri Cheng Heng Jem (a major shareholder of LICB) who has a direct interest, and/or indirect interest held via corporations in which he has more than 15% shareholding as set out in Section 2 of Appendix I contained in this Circular.

(iii) The companies listed below (major shareholders of LICB) who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding as set out in Section 2 of Appendix I contained in this Circular:

(a) LDP
(b) LCB
(c) LDHB

(iv) M Chareon Sae Tang (a director of LCB), who is a partner of CS Tang & Co, a law firm.

(v) Sembawang who is the joint-venture partner in Lion-Kimtrans Logistics Sdn Bhd, a 75% owned subsidiary of LICB, holding 25% equity interest.

The direct and indirect interests of the interested directors and the directors who do not consider themselves independent with regard to the Proposed Shareholders' Mandate ("Interested Directors"), and/or major shareholders of LICB that are deemed interested in the Proposed Shareholders' Mandate ("Interested Major Shareholders") as at 16 October 2006 are as follows:

	Direct		**Indirect**		
	No. of shares of RM1.00 each	**%**	**No. of shares of RM1.00 each**	**%**	**No. of options[(1)]**
Interested Directors					
Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443[(a)]	43.04	245,000
Dato' Kamaruddin @ Abas bin Nordin[(2)]	-	-	-	-	87,500
Cheng Yong Liang[(3)]	47,880	0.01	-	-	-
Heah Sieu Lay[(4)]	-	-	-	-	-
Interested Major Shareholders					
Tan Sri Cheng Heng Jem	-	-	323,938,625[(b)]	46.47	-
LDP	225,257	0.03	295,387,878[(c)]	42.37	-
LCB	180,576,909	25.90	111,668,726[(d)]	16.02	-
LDHB	23,720,000	3.40	292,245,635[(e)]	41.92	-

Notes:

(Direct; Indirect) - represents interests of the companies concerned in LICB

(1) Options granted pursuant to LICB's Executive Share Option Scheme to subscribe for ordinary shares in LICB.

(2) Dato' Kamaruddin @ Abas bin Nordin - Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of the Company), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholding in the Company. As such, Dato' Kamaruddin is deemed to be a person connected with Datuk Cheng Yong Kim.

(3) Cheng Yong Liang - Brother of Datuk Cheng Yong Kim and nephew of Tan Sri Cheng Heng Jem, a major shareholder of the Company.

(4) Heah Sieu Lay - Executive employee of LDHB, a company in which Datuk Cheng Yong Kim has a substantial interest. Heah Sieu Lay is also the Managing Director of LDHB. As such, Heah Sieu Lay is deemed to be a person connected with Datuk Cheng Yong Kim.

(a) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.37%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.37%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.92%).

(c) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.90%; Indirect-16.02%), SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

The direct and indirect interests of persons connected with the Interested Directors and/or Interested Major Shareholders in LICB ("Persons Connected") as at 16 October 2006 are as follows:

	Direct		Indirect	
	No. of shares of RM1.00 each	**%**	**No. of shares of RM1.00 each**	**%**
Persons Connected				
Datin Ng Seok Kuan [1]	23,022	*	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har [2]	43,018	0.01	80,388[a]	0.01
Cheng Theng Kee [3]	512,550	0.07	-	-
Chen Shok Ching [4]	571,117	0.08	-	-
Cheng Wei Meng [5]	750	*	-	-
Cheng Chai Hai [6]	30,642	*	-	-
Joseph Thiang Thin Poh [7]	117,042	0.02	-	-
Lion Realty Pte Ltd [8]	-	-	299,918,055[b]	43.02
Trillionvest Sdn Bhd [9]	220,182	0.03	-	-
Amanvest (M) Sdn Bhd [10]	3,292,226	0.47	-	-
Tirta Enterprise Sdn Bhd [10]	60,243	0.01	-	-
Lion Management Sdn Bhd [10]	3,019,953	0.43	-	-
LHSB [10]	952,451	0.14	3,352,469[c]	0.48
Sin Seng Investments Pte Ltd [10]	80,388	0.01	-	-
SCB [10]	106,010	0.02	-	-
PMB Jaya Sdn Bhd [10]	1,279,900	0.18	-	-
Lion Construction & Engineering Sdn Bhd [10]	7,387,530	1.06	1,279,900[d]	0.18
Bright Steel Sdn Bhd [10]	895,286	0.13	-	-
Horizon Towers Sdn Bhd [10]	122,290	0.02	292,245,635[e]	41.92
LDH (S) Pte Ltd [10]	-	-	292,245,635[e]	41.92
Megasteel Sdn Bhd [10]	102,000,000	14.63	-	-
Limpahjaya Sdn Bhd [10]	-	-	102,000,000[f]	14.63

Notes:

* Negligible

(Direct; Indirect) – represents interests of the companies concerned in LICB.

[a] Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil).

[b] Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.37%), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

The Persons Connected having interests in the Company do not consider themselves independent in respect of the Proposed Shareholders' Mandate by virtue of the following:

(1) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim.

(2) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri Cheng Heng Jem.

(3) Cheng Theng Kee is the father of Datuk Cheng Yong Kim and Cheng Yong Liang, and brother of Tan Sri Cheng Heng Jem.

(4) Chen Shok Ching is the mother of Datuk Cheng Yong Kim and Cheng Yong Liang, and sister-in-law of Tan Sri Cheng Heng Jem.

(5) Cheng Wei Meng is the sister of Datuk Cheng Yong Kim and Cheng Yong Liang.

(6) Cheng Chai Hai is the sister of Tan Sri Cheng Heng Jem.

(7) Joseph Thiang Thin Poh is the brother-in-law of Datuk Cheng Yong Kim and Cheng Yong Liang.

(8) Lion Realty Pte Ltd is a company in which Datuk Cheng Yong Kim has more than 15% interest as at 16 October 2006.

(9) Trillionvest Sdn Bhd is a company in which Tan Sri Cheng Heng Jem has more than 15% interest as at 16 October 2006.

(10) Amanvest (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, LHSB, Sin Seng Investments Pte Ltd, SCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Bright Steel Sdn Bhd, Horizon Towers Sdn Bhd, LDH (S) Pte Ltd, Megasteel Sdn Bhd and Limpahjaya Sdn Bhd are companies in which Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim each has more than 15% interest as at 16 October 2006.

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the LICB Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the LICB Group comprising the following transactions:

Table 1

Recurrent Transactions which were covered under the 2006 Shareholders' Mandate:

Nature of Recurrent Transactions	Related Party	Estimated Value* (RM'000)
(a) Steel Related		
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	LCB Group	1,000,000
	LDHB Group	100,000
	LFIB Group	100,000
	LTC Group	100,000
	Amsteel Group	70,000
	LHPL Group	50,000
	ACB Group	20,000
		1,440,000
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group	1,000,000
	LDHB Group	100,000
	LFIB Group	30,000
	LHPL Group	25,000
	LTC Group	10,000
	Amsteel Group	5,000
	ACB Group	2,000
	Ributasi Group	1,000
		1,173,000
(iii) The purchase of tools, dies and spare parts	Amsteel Group	8,000
(iv) The provision of storage, leasing and rental# of properties, management and support and other related services(1)	LCB Group	5,000
	LDHB Group	2,000
	LFIB Group	1,000
	ACB Group	1,000
		9,000
(v) The obtaining of storage, leasing and rental# of properties, management and support, and other related services	LCB Group	9,000
	Amsteel Group	1,500
		10,500
(vi) The obtaining of transportation and forwarding services	Amsteel Group	8,000

Nature of Recurrent Transactions	Related Party	Estimated Value* (RM'000)
(b) Property-based		
(i) The provision of storage, leasing, rental# of properties and related services(2)	Ributasi Group	5,000
	LDHB Group	3,000
	Amble Bond Group	1,000
	LHSB Group	1,000
	SCB Group	200
		10,200
(ii) The awarding of contracts, nomination of sub-contractors and consultants for property projects	Amsteel Group	10,000
	LDHB Group	5,000
	LCB Group	1,000
		16,000
(iii) The obtaining of building maintenance, project management, security, sales and marketing and other related services	LDHB Group	400
	Amsteel Group	200
		600
(c) Others		
(i) The provision of management and support, training and other related services	LDHB Group	1,000
	SCB Group	350
	LFIB Group	100
	LCB Group	100
	ACB Group	100
	LDP Group	100
	LTC Group	100
	Amsteel Group	100
		1,950
(ii) The obtaining of legal services	CS Tang & Co	300
(iii) The obtaining of security services and security communication equipment	Amsteel Group	1,000
(iv) The purchase of motor vehicles, component parts and other related products and services	LFIB Group	2,500
	SCB Group	100
	LCB Group	500
		3,100
(v) The purchase of office equipment, furniture and other industrial products	LCB Group	100
	Amble Bond Group	100
	Ributasi Group	100
	LDHB Group	100
		400
	Total	2,682,050

Table 2

Recurrent Transactions which were not covered under the 2006 Shareholders' Mandate:

Nature of Recurrent Transactions	Related Party	Estimated Value* (RM'000)
(a) Steel Related		
(i) The provision of storage, leasing and rental# of properties, management and support and other related services[1]	LAP Group	200
(ii) The provision of transportation and other related services	LCB Group	30,000
	LDHB Group	35,000
		65,000
(iii) The obtaining of leasing of equipment, management and support and other related services	Sembawang Group	9,000
(iv) The obtaining of leasing and rental# of properties[3]	LCB Group	300
	Total	74,500

These transactions will be subject to the review procedures as set out in paragraph 3.4.

* The estimated value from the date of the 76th AGM to the next AGM to be held by end December 2007 is based on the aggregate amount over a 12-month period ended 30 June 2006 after taking into consideration the transactions which will be entered into in the foreseeable future. The estimated value may be subject to changes.

\# All rentals are payable on monthly basis.

The address and size of the properties are as follows:

	Address	Area
(1)	Mukim of Tanjung Dua Belas District of Kuala Langat Selangor Darul Ehsan	71.6 hectares
(2)	Melaka Technology Park PT 3852, HS (D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	37.6 hectares
(3)	Part of P.T. 17218 Mukim of Tanjung Duabelas District of Kuala Langat Selangor Darul Ehsan	345,773 square feet

3.4 Review Procedures for Recurrent Transactions

The LICB Group has established the following methods and procedures to ensure that the Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the LICB Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the LICB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms and on terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
Steel related		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee
Property-based and others		<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the LICB Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of the Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor the Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the LICB Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The LICB Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available for comparison due to limited sources of supply or potential suppliers' unwillingness to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 Rationale for the Proposed Shareholders' Mandate and Benefit to the LICB Group and its Shareholders

The steel and property related businesses are the principal businesses of the LICB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the LICB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the LICB Group can enjoy synergistic benefits. In addition, the LICB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the LICB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the LICB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate, if approved by the shareholders, would therefore eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the LICB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the LICB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 and is of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to the approval of the shareholders at the 76th AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net assets of the LICB Group.

6. ABSTENTION FROM VOTING

The Interested Directors (comprising Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay) who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 have abstained and will continue to abstain from board deliberation and voting on the Proposed Shareholders' Mandate. The Interested Directors, Interested Major Shareholders and Persons Connected (as set out in paragraph 3.2) who have interests, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Shareholders' Mandate at the 76th AGM. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.2) will undertake to ensure that the Persons Connected will abstain from voting in respect of their direct and indirect interests on the resolution, relating to the Proposed Shareholders' Mandate at the 76th AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the LICB Group. For the reasons stated in paragraph 3.5, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Shareholders' Mandate to be tabled at the 76th AGM.

8. 76TH AGM

The 76th AGM, as convened by the notice incorporated in the 2006 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix II contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
LION INDUSTRIES CORPORATION BERHAD

TUN MUSA HITAM
Chairman

1. INTERESTS OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2 IN THE COMPANY AS AT 16 OCTOBER 2006

	Related Party	Shareholding			
		Direct	%	Indirect	%
1	SCB	106,010	0.02	-	-
2	LCB	180,576,909	25.90	111,668,726 [a]	16.02
	through its subsidiaries:				
	PMB Jaya Sdn Bhd	1,279,900	0.18	-	-
	Lion Construction & Engineering Sdn Bhd	7,387,530	1.06	1,279,900 [b]	0.18
	Megasteel Sdn Bhd	102,000,000	14.63	-	-
	Bright Steel Sdn Bhd	895,286	0.13	-	-
3	LDHB	23,720,000	3.40	292,245,635 [c]	41.92
4	ACB through its subsidiary:				
	Bright Steel Sdn Bhd	895,286	0.13	-	-
5	LDP	225,257	0.03	295,387,878 [d]	42.37
	through its subsidiaries:				
	Horizon Towers Sdn Bhd	122,290	0.02	292,245,635 [c]	41.92
	Lion Management Sdn Bhd	3,019,953	0.43	-	-
6	LHSB	952,451	0.14	3,352,469 [e]	0.48
	through its subsidiaries:				
	Amanvest (M) Sdn Bhd	3,292,226	0.47	-	-
	Tirta Enterprise Sdn Bhd	60,243	0.01	-	-
7	LHPL	-	-	80,388[f]	0.01

(Direct; Indirect) - represents interests of the companies concerned in LICB.

[a] Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

[b] Deemed interested by virtue of Section 6A of the Act held via PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil).

[c] Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.90%; Indirect-16.02%), SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

[d] Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

[e] Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil).

[f] Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-Nil).

Other than as disclosed above, none of the other Related Parties held any shares, direct or indirect, in the Company.

2. SHAREHOLDING OF RELATED PERSONS IN RELATED PARTIES

The corporations which have interests in the Related Parties and in which the following related persons have more than 15% shareholdings as at 16 October 2006 are as listed below:

i) Datuk Cheng Yong Kim

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-5.89%; Indirect-2.34%), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-1.45%; Indirect-4.38%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), Billion Grow Limited (Direct-0.06%; Indirect-nil), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), LDP (Direct-0.25%; Indirect-36.98%), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-negligible; Indirect-nil) and Lion Realty Pte Ltd (Direct-0.69%; Indirect-43.07%).

d) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via LDP (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil) and 38,437,800 RCULS.

e) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil), LICB (Direct-22.66%; Indirect-58.28%[1]) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) LDP Group
Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-20%; Indirect-nil).

h) LHSB Group
Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

i) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Lion Investment (Singapore) Pte Ltd (Direct-33.94%; Indirect-nil).

Other than as disclosed above, Datuk Cheng Yong Kim also has direct shareholding in Amsteel (0.01%), SCB (negligible), LCB (1.02%), LDHB (2.35%), Amble Bond (5.98%), Ributasi (2.80%), LHSB (0.83%), LHPL (14.17%) and LTC (0.03%).

ii) Tan Sri Cheng Heng Jem

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%), Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-nil) and SCB (Direct-2.56%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.23%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.23%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil), LHSB (Direct-5.89%; Indirect-2.34%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), LHPL (Direct-0.01%; Indirect-0.02%), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.17%; Indirect-5.84%), LHSB (Direct-1.45%; Indirect-4.38%), LDHB (Direct-0.04%; Indirect-22.56%), LICB (Direct-0.17%; Indirect-22.70%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.28%; Indirect-5.84%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), LHPL (Direct-0.03%; Indirect-negligible), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Billion Grow Limited (Direct-0.06%; Indirect-nil), LDP (Direct-0.25%; Indirect-36.98%), Trillionvest Sdn Bhd (Direct-0.09%; Indirect-nil), SCB (Direct-0.38%; Indirect-nil, and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-0.10%; Indirect-22.60%), Exuniq Sdn Bhd (Direct-0.42%; Indirect-nil, and 16,305,027 Warrants), LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil), Sims Holdings Sdn Bhd (Direct-3.83%; Indirect-0.08%), Umatrac Enterprises Sdn Bhd (Direct-1.37%; Indirect-0.38%, and 24,773,287 Warrants), Amsteel (Direct-0.07%; Indirect-2.17%), Sin Seng Investments Pte Ltd (Direct-negligible; Indirect-nil), Actual Best Limited (Direct-0.05%; Indirect-nil), 245,000 Options and 42,160,189 Warrants.

d) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-0.92%; Indirect-nil), Ributasi (Direct-3.32%; Indirect-nil), LDP (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), LHPL (Direct-0.90%; Indirect-0.01%) and 36,000,000 RCULS.

e) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%[1]).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) LDP Group
Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-1%; Indirect-nil) and Dayung Setia Sdn Bhd (Direct-10%; Indirect-nil).

h) Amble Bond Group
Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond.

i) Ributasi Group
Deemed interested by virtue of Section 6A of the Act held via Dayung Setia Sdn Bhd (Direct-30%; Indirect-nil).

j) LHSB Group
Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

k) LHPL Group
Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 58.80% direct interest in LHPL.

l) LTC Group
Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-6.36%; Indirect-nil), Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, Tan Sri Cheng Heng Jem also has direct shareholding in SCB (Negligible), LCB (0.05%), LDHB (12.42%), LDP (49%), Amble Bond (58%), Ributasi (50.40%) and LAP (2.18%).

iii) LCB

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect- 43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%).

c) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil) and 36,000,000 RCULS.

d) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%[1]).

e) ACB Group
Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

f) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

g) LAP Group
Deemed interested by virtue of Section 6A of the Act held via Omali Corporation Sdn Bhd (Direct-29.98%; Indirect-nil).

Other than as disclosed above, LCB also has direct shareholding in Amsteel (38.17%), SCB (Negligible), LDHB (0.55%) and ACB (55.36%).

iv) LDP

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect- nil).

d) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil) and 36,000,000 RCULS.

e) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%[1]).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

h) LAP Group

Deemed interested by virtue of Section 6A of the Act held via Omali Corporation Sdn Bhd (Direct-29.98%; Indirect-nil).

Other than as disclosed above, LDP also has direct shareholding in LCB (0.25%) and LDHB (0.15%).

v) LDHB

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

a) Amsteel Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LCB Group

Deemed interested by virtue of Section 6A of the Act held via LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil).

d) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%[1]).

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

f) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

g) LAP Group

Deemed interested by virtue of Section 6A of the Act held via Omali Corporation Sdn Bhd (Direct-29.98%; Indirect-nil).

Other than as disclosed above, LDHB also has direct shareholding in Amsteel (0.25%) and LCB (0.04%).

Notes:

RCULS	-	5-year 2% coupon redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.
Options	-	Options granted pursuant to LCB's Executive Share Option Scheme to subscribe for ordinary shares in LCB.
Warrants	-	Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.
(1)	-	Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.75% to LLB Nominees Sdn Bhd and 6.34% to LICB.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that, after making all reasonable enquiries, and to the best of their knowledge and belief, there are no other material facts, the omission of which would render any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither LICB nor any of its subsidiaries (excluding LFIB and its subsidiaries) has entered into any material contracts within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

(i) Conditional Deferment Agreement dated 6 July 2005 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, which supercedes the Conditional Deferment Agreement dated 12 March 2004 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd whereby Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd have agreed to further defer the redemption date of the remaining 30,520,400 cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by Lion Industries Corporation Berhad from 28 June 2005 to 28 December 2005, subject to the terms and conditions contained therein.

(ii) Shareholders' Agreement dated 5 June 2006 between Amsteel Mills Sdn Bhd and Sembawang Kimtrans Ltd to incorporate a joint-venture company (to be known as Lion-Kimtrans Logistics Sdn Bhd) and to undertake the operation and management of marine logistics for inbound and outbound cargo between the jetties along Sungai Langat and deep sea anchorage points along the Straits of Malacca, within the vicinity of Kuala Langat, with a proposed paid-up capital of RM10 million at the equity holding ratio of 75:25.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Neither LICB nor any of its subsidiaries (excluding LFIB and its subsidiaries) is engaged in any material litigation, claim or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of LICB and/or its subsidiaries and the Directors of LICB have no knowledge of any proceedings pending or threatened against LICB and/or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of LICB and/or its subsidiaries.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours from Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the 76th AGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Company for the past two financial years ended 30 June 2005 and 2006; and

(c) Material contracts referred to in Section 2 of this Appendix.

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 10/11/2006 05:12:52 PM
Reference No LI-061110-29CF6

RECEIVED
2006 DEC -1 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Lion Industries Corporation Berhad
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	Wong Phooi Lin
* Designation	:	Secretary

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF SEVENTY-SIXTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Seventy-Sixth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 5 December 2006 at 11.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **(Resolution 1)**

2. To approve the payment of a first and final dividend of 0.5% less 28% Malaysian Income Tax. **(Resolution 2)**

3. To approve the payment of Directors' fees amounting to RM208,000 (2005 : RM208,000). **(Resolution 3)**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **(Resolution 4)**
   Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin **(Resolution 5)**

5. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. A. Bhg. Tun Musa Hitam who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **(Resolution 6)**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 7)**

7. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 10 NOV 2006

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 8)**

7.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 13 November 2006 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 9)**

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 4 December 2006 in respect of shares exempted from mandatory deposit;

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 10 NOV 2006

(b) shares transferred into the depositor's securities account before 4.00 pm on 6 December 2006 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 28 December 2006 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 6 December 2006.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
13 November 2006

Notes:

1. Proxy

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. Resolution 8

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. Resolution 9

This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 13 November 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 13 November 2006 enclosed together with the 2006 Annual Report.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

10 NOV 2006